As confidentially submitted to the Securities and Exchange Commission on February 14, 2020

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Ebang International Holdings Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

26-27/F, Building 3, Xinbei Qianjiang International Building
Qianjiang Economic and Technological Development Zone
Yuhang District, Hangzhou, Zhejiang
People’s Republic of China

+86 571-8817-6197

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Weiheng Chen, Esq.

Wilson Sonsini Goodrich & Rosati

Suite 1509, 15/F, Jardine House

1 Connaught Place, Central

Hong Kong

+852 3972-4955

Dan Ouyang, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

Unit 2901, 29F, Tower C, Beijing Yintai Centre

No. 2 Jianguomenwai Avenue,

Chaoyang District, Beijing 100022

The People’s Republic of China

+86 10-6529-8300

David Zhang, Esq. Benjamin W. James, Esq. Amanda Mi Tang, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, or the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(3)	Amount of registration fee
Ordinary shares, par value HK$0.001 per share(1)(2)	US$	US$

(1)	American depositary shares, or ADSs, evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each ADS represents ordinary shares.
(2)	Includes (a) ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their option to purchase additional ADSs and (b) all ordinary shares represented by ADSs initially offered or sold outside the United States that are thereafter resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. Offers and sales of shares outside the United States are being made pursuant to Regulation S under the Securities Act and are not covered by this registration statement.
(3)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Prospectus dated                             , 2020

                            American Depositary Shares

Ebang International Holdings Inc.

Representing                                         Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of Ebang International Holdings Inc. We are offering                 ADSs, each representing                 of our ordinary share(s), par value HK$0.001 per share. We currently anticipate the initial public offering price per ADS will be between US$               and US$              .

Prior to this offering, there has been no public market for the ADSs or our shares. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Global Market] under the symbol “                       .”

We are an “emerging growth company” as defined under applicable U.S. securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” beginning on page 12 to read about factors you should consider before buying the ADSs.

PRICE US$        PER ADS

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

We have granted the underwriters the right to purchase from us up to                       additional ADSs within 30 days from the date of this prospectus at the initial public offering price less the underwriting discounts and commissions.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                               , 2020.

AMTD                               LOOP CAPITAL MARKETS

PROSPECTUS DATED                             , 2020

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You should rely only on the information contained in this prospectus or in any related free writing prospectus that we have filed with the U.S. Securities and Exchange Commission, or the SEC. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy the ADSs offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

Until                  , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report which we commissioned from Frost & Sullivan, a third-party independent research firm, to prepare. We refer to this report as the F&S report.

Our Mission

Our mission is to apply technological innovation to become a globally prominent blockchain company.

Overview

We are a leading application-specific integrated circuit, or ASIC, chip design company and a leading manufacturer of high performance Bitcoin mining machines, according to the F&S report. We have strong ASIC chip design capability underpinned by nearly a decade of industry experience and expertise in the telecommunications business. We are one of the few fabless integrated circuit, or IC, design companies with the advanced technology to independently design ASIC chips, established access to third-party wafer foundry capacity and a proven in-house capability to produce blockchain and telecommunications products, according to the F&S report. We have dedicated our technology and efforts to ASIC applications for Bitcoin mining machines and were one of the world’s top three Bitcoin mining machine producers in terms of global market share in the first half of 2019, as measured by sales volume (8.6% global market share) and computing power sold (7.9% global market share), according to the F&S report.

We are a pioneer in researching and developing ASIC chip technology used in blockchain applications in China. We are also one of the earliest contract manufacturers of Bitcoin mining machines in China to own self-developed proprietary ASIC chips, according to the F&S report. Our Ebit E10 model, launched in December 2017, was the first commercially available mining machine to use 10 nm ASIC chips among major mining machine producers, according to the F&S report. Our latest commercialized Ebit E12 series mining machines, which incorporate the most recent iteration of our proprietary 10 nm ASIC chips, are capable of a hash rate of up to 50 TH/s and achieves a computing power efficiency of 57W/TH. We have completed the design of our 8 nm ASIC chips and 7 nm ASIC chips and expect to mass-produce our proprietary 8 nm ASIC chips in the second quarter of 2020. We currently focus on developing our proprietary 5 nm ASIC chips and mining machines for non-Bitcoin cryptocurrencies such as Litecoin and Monero. We will continue to devote significant resources to new technological innovations in blockchain technology.

Leveraging our deep understanding of the cryptocurrency industry and strong blockchain technology as applied to ASIC chip design, we strive to expand into the upstream and downstream markets of the blockchain and cryptocurrency industry value chain to diversify our offerings and achieve a more stable financial performance. We intend to start with the cryptocurrency mining and farming business and explore applying blockchain technology into non-cryptocurrency industries, such as the financial services and healthcare industries. We believe our extensive experience in the blockchain and cryptocurrency industry positions us well in our future endeavors.

Our revenues were US$319.0 million and US$52.5 million in 2018 and the nine months ended September 30, 2019, respectively. We had gross profit of US$24.4 million and gross loss of US$45.1 million in 2018 and the nine months ended September 30, 2019, respectively. We had net losses of US$11.8 million and US$55.7 million in 2018 and the nine months ended September 30, 2019, respectively.

Market Opportunity

Market interest in developing blockchain technology has been growing in recent years. As of December 31, 2019, there were 5,035 cryptocurrencies in circulation with a total aggregate market capitalization of approximately US$193.4 billion, which represented a 48.5% increase from approximately US$130.2 billion as of December 31, 2018. The largest cryptocurrency, Bitcoin, accounted for approximately 68.2% of the market capitalization of all cryptocurrencies, or approximately US$131.9 billion as of December 31, 2019.

In recent years, sales of Bitcoin mining machines have increased as a result of the increasing adoption of blockchain technology and interest in cryptocurrencies, particularly when cryptocurrency prices increased. Sales of Bitcoin computing hardware, the majority of which comprise sales of Bitcoin mining machines, have surged at a CAGR of 110.0% from approximately US$200 million in 2014 to approximately US$3.2 billion in 2018 and are expected to further increase at a CAGR of 8.2% to approximately US$4.8 billion in 2023, according to the F&S report.

ASIC chip designers are major participants in the Bitcoin mining machine industry. An ASIC chip will generally excel at processing the targeted application but has little flexibility to process other types of transactions. Because it is narrowly tailored to a specific function, it requires less time and cost compared to developing a customized IC chip with both targeted and general applications. Several entry barriers exist for ASIC chip designers, including design expertise, long development time, ability to source high quality wafers, and high fixed cost.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

●	market pioneer with strong and proven capabilities in ASIC design capability;

●	being among the world’s top three Bitcoin mining machine producers with a strong market position globally and steady access to wafer foundry capacity;

●	outstanding technical expertise and production experience offering high-quality products; and

●	tech-savvy and seasoned senior management team.

Our Strategies

We intend to grow our business using the following key strategies:

●	strengthen our leadership position and increase our investment in ASIC chip and blockchain technology;

●	continue to develop and offer cutting-edge cryptocurrency mining machines;

●	expand into new business opportunities in the blockchain and cryptocurrency industry to diversify our offerings;

●	expand our production capacity; and

●	further strengthen our brand image and recognition and expand our overseas customer base.

Our Challenges

Our ability to achieve our mission is subject to risks and uncertainties, including:

●	significant impact from the fluctuation of Bitcoin price, and in particular, significant negative impact from sharp Bitcoin price decrease;

●	the concentration of our revenues in Bitcoin mining machines;

●	our ability to generate positive cash flows from operating activities and achieve or sustain profitability;

●	our ability to obtain sufficient capital to support our operations in a timely manner and on favorable terms;

●	our limited operating history and our volatile historical results of operations;

●	our dependency on the development of blockchain technology and applications, particularly in the field of Bitcoin;

●	our current and future involvement in disputes, claims or proceedings arising from our operations from time to time;

●	our exposure to credit risks in relation to defaults from counterparties;

●	current regulatory environment and adverse changes in the regulatory environment in the PRC market and foreign markets and

●	our ability to maintain appropriate inventory levels in line with the approximate level of demand for our products.

Corporate History and Structure

In January 2010, Mr. Dong Hu, our chairman of board of directors and chief executive officer, founded Zhejiang Ebang Communication Technology Co., Ltd., or Zhejiang Ebang, which established Zhejiang Ebang Information Technology Co., Ltd., or Ebang IT, to conduct development and sales of communications network access devices and related equipment. In early 2014, in view of the burgeoning opportunities in the blockchain industry, we began to conduct research and feasibility studies on the blockchain business and develop blockchain computing equipment. In August 2015, Zhejiang Ebang was listed on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ. In August 2016, we acquired 51.05% of the equity interest in Hangzhou Dewang Information Technology Co., Ltd., or Hangzhou Dewang, through our capital injection in Hangzhou Dewang. In March 2018, Zhejiang Ebang was delisted from the NEEQ in preparation for the reorganization.

On May 17, 2018, we incorporated Ebang International Holdings Inc., our holding company, as an exempted company with limited liability in the Cayman Islands. In 2018, we underwent a series of corporate reorganization for our initial public offering, including incorporation of our company as the listing vehicle, incorporation of our oversea holding companies and issuance of shares to shareholders of Ebang Hongfa to reflect their respective shareholdings before the reorganization. We completed the reorganization in May 2018.

The chart below summarizes our corporate structure and identifies the principal subsidiaries as of the date of this prospectus:

(1)	The remaining 48.95% equity interest is owned by Huzhou Meiman Investment Management LLP, an unaffiliated third party.
(2)	The remaining 0.0036% equity interest is owned by an unaffiliated individual.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As long as we remain an emerging growth company, we may rely on exemptions from some of the reporting requirements applicable to public companies that are not emerging growth companies. These exemptions include: (1) being permitted to provide only two years of selected financial data (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; (2) not being required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act of 2002 in the assessment of our internal control over financial reporting; and (3) not being required to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have taken, and may continue to take, advantage of some of these exemptions until we are no longer an emerging growth company. As a result, we will not be required to comply with new or revised accounting standards when they are adopted for public companies until a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (3) the date on which we have, during the previous three-year period, issued more than US$1.00 billion in non-convertible debt; or (4) the date on which we become a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if we have been a public company for at least 12 months and the market value of the ADSs held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. We will not be entitled to the above exemptions if we cease to be an emerging growth company.

Corporate Information

Our principal executive offices are located at 26-27/F, Building 3, Xinbei Qianjiang International Building, Qianjiang Economic and Technological Development Zone, Yuhang District, Hangzhou, Zhejiang, China. Our telephone number at this address is +86 571-8817-6197. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is http://www.ebang.com.cn. The information contained on our websites is not a part of this prospectus. Our agent for service of process in the United States is located at               .

Conventions that Apply to this Prospectus

Unless we indicate otherwise, references in this prospectus to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence the ADSs;

●	“ADSs” are to our American depositary shares, each of which represents ordinary shares;

●	“AI” are to artificial intelligence;

●	“ASICs” are to application-specific ICs, meaning ICs designed for a specific application;

●	“Bitcoin” and “Bitcoins” are to the first cryptocurrency created and managed using blockchain technology;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“ordinary shares” are to our ordinary shares, par value HK$0.001 per share;

●	“hash” are to a function used to map data of arbitrary size to data of fixed size and, in the context of Bitcoin mining, a function to solve the mining puzzle;

●	“hash rate” are to the processing power of the Bitcoin network and represents the number of computations that is processed by the network in a given time period;

●	“HK$” or “Hong Kong dollars” are to the legal currency of Hong Kong;

●	“ICs” or “chips” are to integrated circuits;

●	“nm” are to nanometer;

●	“POW” are to proof-of-work;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“shares” or “ordinary shares” are to our ordinary shares, par value HK$0.001 per share;

●	“tape-out” are to the final result of the design process for ICs when the graphic for the photomask of the IC is sent to the fabrication facility, and a successful tape-out means all the stages in the design and verification process of ICs have been completed;

●	“Thash” are to Terahash, the measuring unit of the processing power of the Bitcoin mining machine;

●	“Thash/s” or “TH/s,” “GH/s,” “PH/s” or “EH/s” are to the measuring unit of hash rate. 1 EH/s = 1,000 PH/s; 1PH/s = 1,000 TH/s; 1 TH/s = 1,000 GH/s;

●	“US$,” “$” or “U.S. dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our company,” “our”, “our group” or “Ebang” are to Ebang International Holdings Inc., our Cayman Islands holding company, its predecessor entity and its subsidiaries, as the context requires.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

We have made rounding adjustments to reach some of the figures included in this prospectus. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

We use U.S. dollars as our reporting currency in our financial statements and in this prospectus, which forms a part of the registration statement on Form F-1. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. We make no representation that the Renminbi and Hong Kong dollars referred to in this prospectus could have been or could be converted into U.S. dollars, Renminbi and Hong Kong dollars as the case may be, at any particular rate or at all. On February 7, 2020, the noon buying rate for Renminbi and Hong Kong dollars was RMB7.0003 to US$1.00 and HK$7.7651 to US$1.00, respectively.

The Offering

Offering Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs Offered by Us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary Shares Outstanding Immediately After This Offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

The ADSs

Every ADS represents                    ordinary share, par value HK$0.001 per share.

The depositary will hold the underlying ordinary shares represented by the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for the underlying ordinary shares. The depositary will charge you fees for any such exchange.

We and the depositary may amend or terminate the deposit agreement for any reason without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We [have] granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$               million (or US$               million if the underwriters exercise their option to purchase additional ADSs in full) from this offering, assuming an initial public offering price of US$               per ADS, which is the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering primarily for development and introduction of new mining machines, corporate branding and marketing activities, and expansion of overseas business and new businesses.

See “Use of Proceeds” for more information.

Lock-up	We, [our directors, executive officers and existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

[Directed ADS Program]	[At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of % of the ADSs being offered in this offering to some of our directors, executive officers, employees, business associates, related persons and members of their families through a directed ADS program.]

Listing	We intend to apply to have the ADSs listed on the [New York Stock Exchange/Nasdaq Global Market] under the symbol “ .” The ADSs and our ordinary shares will not be listed on any stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2020, through the facilities of The Depository Trust Company, or DTC.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

Depositary	.

The total number of ordinary shares that will be outstanding immediately after this offering is based upon:

●	111,771,000 ordinary shares issued and outstanding as of the date of this prospectus; and

●	ordinary shares represented by the ADSs that we will issue and sell in this offering (assuming the underwriters do not exercise their option to purchase additional ADSs).

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations and comprehensive loss data and cash flow data for the year ended December 31, 2018 and the nine months ended September 30, 2019 and summary consolidated balance sheets data as of December 31, 2018 and September 30, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the accounting principles generally accepted in the United States of America, or the U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31, 2018	Nine months Ended September 30, 2019
	US$	US$
	(in thousands)
Revenues	319,042	52,523
Product sales – Bitcoin mining machines and related accessories	307,127	38,532
Product sales – telecommunications	3,730	2,464
Service – management and maintenance	8,185	11,527
Cost of revenues	(294,596)	(97,648)
Gross profit (loss)	24,446	(45,124)
Operating expenses (income):
Selling expenses	4,096	812
General and administrative expenses	51,411	14,050
Value-added tax refund	(27,368)	(7)
Total operating expenses	28,139	14,855
Loss from operations	(3,693)	(59,979)
Other income (expenses):
Interest income	454	199
Interest expense	(921)	(1,483)
Other income	1,140	154
Government grants	799	6,183
Other expenses	(8,693)	(524)
Total other income (expense)	(7,222)	4,529
Loss before income tax provisions	(10,915)	(55,450)
Income tax provisions	900	289
Net loss	(11,814)	(55,739)
Less: net income (loss) attributable to non-controlling interest	494	(1,147)
Net loss attributable to Ebang International Holdings Inc.	(12,308)	(54,593)

Summary Consolidated Balance Sheets

	As of December 31, 2018	As of September 30, 2019
	US$	US$
	(in thousands)
Current assets:
Cash and cash equivalents	9,998	2,375
Restricted cash, current	7,272	2,291
Short-term investment	-	127
Accounts receivable, net	21,577	13,441
Advances to suppliers	2,627	27,356
Inventories, net	66,269	19,510
VAT recoverables	16,099	21,691
Prepayments	797	8,099
Other current assets, net	396	274
Total current assets	125,033	95,164
Non-current assets:
Property, plant and equipment, net	16,998	11,245
Intangible assets, net	4,700	3,850
Total non-current assets	24,426	17,331
Total assets	149,459	112,495
Accounts payable	43,630	12,292
Note payable	7,725	-
Accrued liabilities and other payables	8,319	13,221
Loans due within one year, less unamortized debt issuance costs	15,314	5,401
Advances from customers	2,010	45,498
Total current liabilities	76,998	77,763
Total non-current liabilities	4,629	15,267
Total liabilities	81,627	93,029
Total shareholders’ equity	67,832	19,465
Total liabilities and shareholders’ equity	149,459	112,495

Summary Consolidated Statements of Cash Flow

	Year Ended December 31, 2018	Nine months Ended September 30, 2019
	US$	US$
	(in thousands)
Net cash flows used in operating activities	(108,232)	(19,257)
Net cash flows used in investing activities	(6,285)	(949)
Net cash flows provided by financing activities	13,960	109
Net decrease in cash, cash equivalents and restricted cash	(113,528)	(14,775)
Cash, cash equivalents and restricted cash at the beginning of the year/period	133,009	19,481
Cash, cash equivalents and restricted cash at the end of the year/period	19,481	4,706

Key Operating Data

The following table sets forth the sales volume and average selling prices per unit generated by our different Bitcoin mining machines for the periods indicated:

	Year Ended December 31,		Nine months Ended September 30,
	2018		2019
	Sales Volume	Average Selling Price per Unit	Sales Volume	Average Selling Price per Unit
	(set)	(US$)	(set)	(US$)
Ebit E9+	139,764	721	-	-
Ebit E9 series(1)	320,520	129	76,045	126
Ebit E10 series(2)	44,815	3,676	86,910	330
Ebit E12	-	-	65	1,139
Total	505,099	607	163,020	235

(1)	Mainly include Ebit E9.1, Ebit E9.2, Ebit E9.3, Ebit E9.5, Ebit E9i and Ebit E9i+ mining machines.
(2)	Mainly include Ebit E10 and Ebit E10+ series mining machines, including Ebit E10.1, Ebit E10.2, Ebit E10.3 and Ebit E10.5.

The following table sets forth the total computing power sold and average selling prices per Thash of our Bitcoin mining machines expressed in terms of computing power for the periods indicated:

	Year Ended December 31,		Nine months Ended September 30,
	2018		2019
	Total Computing Power Sold	Average Selling Price per Thash	Total Computing Power Sold	Average Selling Price per Thash
	(Thash/s)	(US$)	(Thash/s)	(US$)
Ebit E9+	1,257,876	80	-	-
Ebit E9 series(1)	2,996,713	14	1,081,112	9
Ebit E10 series(2)	806,670	204	1,761,666	16
Ebit E12	-	-	2,860	26
Total	5,061,259	61	2,845,638	13

(1)	Mainly include Ebit E9.1, Ebit E9.2, Ebit E9.3, Ebit E9.5, Ebit E9i and Ebit E9i+ mining machines.
(2)	Mainly include Ebit E10 and Ebit E10+ series mining machines, including Ebit E10.1, Ebit E10.2, Ebit E10.3 and Ebit E10.5.

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. The trading price of the ADSs could decline due to any of these risks and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Forward-looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Risks Relating to Our Business and Industry

Our results of operations have been and are expected to continue to be significantly impacted by the fluctuation of Bitcoin price, and in particular, significantly and negatively impacted by the sharp Bitcoin price decrease

Our mining machines are currently designed primarily for Bitcoin mining. The demand for, and pricing of, our mining machines are therefore affected by the expected economic returns of Bitcoin mining activities, which in turn are primarily driven by, among other factors, the Bitcoin price. The price of Bitcoin has experienced significant fluctuations over its short existence and may continue to fluctuate significantly in the future. Bitcoin prices ranged from approximately US$12,619 per coin as of December 31, 2017 to approximately US$3,859 per coin as of December 31, 2018, according to Bitcoin.com. According to the same source, from January 1, 2019 to October 31, 2019, the highest Bitcoin price was US$12,806 and the lowest was US$3,373. The decrease in the Bitcoin price in 2018 and the first quarter of 2019 resulted in a material decrease in our sales volume and in the average selling price of our Bitcoin mining machines. Although the Bitcoin price started to recover in the second quarter of 2019, our operations generally lag behind the increase of Bitcoin price, and we recorded a revenue of US$52.5 million for the nine months ended September 30, 2019.

We expect our results of operations to continue to be affected by the Bitcoin price, as we generated 96.3% and 73.4% of our revenue from sales of our Bitcoin mining machines in 2018 and the nine months ended September 30, 2019, respectively, and 2.4% and 21.8% from provision of mining machine hosting services, respectively. Any future significant reductions in the price of Bitcoin will likely have a material and adverse effect on our results of operations and financial condition. We cannot assure you that the Bitcoin price will remain high enough to sustain the demand for our Bitcoin mining machines or that the Bitcoin price will not decline significantly in the future. Furthermore, fluctuations in the Bitcoin price can have an immediate impact on the trading price of the ADSs even before our financial performance is affected, if at all.

In addition to the market volatility, various other factors, mostly beyond our control, could impact the Bitcoin price. For example, the usage of Bitcoins in the retail and commercial marketplace is relatively low in comparison with the usage for speculation, which contributes to Bitcoin price volatility.

If the Bitcoin price or Bitcoin network transaction fees drop and fail to recover, the expected economic return of Bitcoin mining activities will diminish, thereby resulting in a decrease in demand for our Bitcoin mining machines. As a result, we may need to reduce the price of our Bitcoin mining machines. At the same time, if transaction fees increase to such an extent as to discourage users from using Bitcoins as a medium of exchange, it may decrease the transaction volume of the Bitcoin network and may affect the demand for our Bitcoin mining machines. In addition, any shortage of power supply due to government control measures or other reasons, and any increase in energy costs, would raise the costs of Bitcoin mining. This in turn could affect our customers’ expected economic return for mining activities and the demand for and pricing of our current Bitcoin mining machines.

Furthermore, fluctuations in the Bitcoin price may affect the value of our inventory as well as the provision we make to the inventory as we manage our inventory based on, among others, the sales forecast of our Bitcoin mining machines. As we generally increase our procurement volume and stock up finished goods for the launch of new products or we expect a surge of demand of Bitcoin mining machines, a significant drop in the Bitcoin price can lead to a lower expected sales price and excessive inventory, which in turn will lead to impairment losses with respect to such inventory. For example, in 2018 and the nine months ended September 30, 2019, as a result of the significant drop in the Bitcoin price, we recorded write-down for the potentially obsolete, slow-moving inventory and lower or cost or market adjustment of US$61.8 million and US$7.5 million in cost of revenues, respectively, which in turn had a significant negative impact on our profitability. If the Bitcoin price drops significantly in the future, we may need to make similar write-downs again. To the extent that we are able to sell such inventory above its carrying value, our gross profit may also be inflated by such write down.

The Bitcoin price drop in 2018 also adversely impacted the ability of our customers who purchased our Bitcoin mining products on credit to make payments. We consider such portion of payment as implicit price concession and we retroactively adjusted our revenue based on such subsequent information. We may continue to offer sales on credit to some of our customers, and if the Bitcoin price drops significantly in the future, we may need to recognize such as implicit price concession.

We have derived and may continue to derive a significant portion of our revenues from our Bitcoin mining machines. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected

We have generated, and expect to generate in the foreseeable future, a significant portion of our revenues from sales of our Bitcoin mining machines. In 2018 and the nine months ended September 30, 2019, sales of our Bitcoin mining machines accounted for 96.3% and 73.4% of our revenues, respectively. Revenues from provision of mining machine hosting services also accounted for 2.4% and 21.8% of our revenues in 2018 and the nine months ended September 30, 2019, respectively. If the market for Bitcoin mining machines ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our Bitcoin mining machines. Adverse factors that may affect the market for Bitcoin mining machines include:

●	Another cryptocurrency, especially one that is not created using the same mining processes as Bitcoin, displaces Bitcoin as the mainstream cryptocurrency, thereby causing Bitcoin to lose value or become worthless, which could adversely affect the sustainability of our business.

●	Bitcoin fails to gain wide market acceptance and fails to become a generally accepted medium of exchange in the global economy due to certain inherent limitations to cryptocurrencies.

●	Over time, the reward for Bitcoin mining will decline in terms of the amount of Bitcoin awarded, which may reduce the incentive to mine Bitcoin. Specifically, the next halving event is designed to occur in 2020, and Bitcoins are expected to be fully mined out by the year 2140. Therefore, Bitcoin mining machines may become less productive as the available rewards for Bitcoin mining decrease.

If we cannot maintain the scale and profitability of our Bitcoin mining machines and, at the same time, successfully expand our business in other application markets, our business, results of operations, financial condition and prospects will suffer. Furthermore, excess inventory, inventory markdowns, brand image deterioration and margin squeeze caused by declining economic returns for miners or pricing competition for our Bitcoin mining machines could all have a material and adverse effect on our business, results of operations and financial condition.

We have incurred losses and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability

We incurred a loss from operations of US$3.7 million and US$60.0 million in 2018 and the nine months ended September 30, 2019, respectively. We generated gross profit of US$24.4 million in 2018 and incurred a gross loss of US$45.1 million in the nine months ended September 30, 2019. We had negative cash flows from operating activities of US$108.2 million and US$19.0 million for 2018 and the nine months ended September 30, 2019, respectively. We cannot assure you that we will be able to generate net profit or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively, to achieve a more stable performance given the significant fluctuation and volatility of the Bitcoin price and Bitcoin mining machine business, and to maintain our competitive advantage in the Bitcoin markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business

We began producing and selling our own brand mining machines in December 2016. We recorded revenue of US$319.0 million and US$52.5 million for the year ended December 31, 2018 and the nine months ended September 30, 2019, respectively. As we have suffered from the significant drop in the average Bitcoin price historically, we cannot assure you that we will be able to gain revenue growth or that we will not experience another significant decline.

As the market for Bitcoin mining machines is relatively nascent and still rapidly evolving, we cannot forecast longer-term demand or order patterns for our products. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

Our business is subject to the varying order patterns of the Bitcoin mining machine market. In addition, many of the regions in which our products are purchased have varying holiday seasons that differ from traditional patterns observed by other semiconductor suppliers and these seasonal buying patterns can impact our sales. We have experienced fluctuations in orders during our limited operating history, and we expect such volatility to occur in the future. Our volatile historical results of operations could make it difficult to assess the impact of seasonal factors on our business. If we or any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our total revenue would be adversely affected and our reputation with our customers may be damaged. Conversely, if we overestimate customer demand, we may reduce our orders or delay shipments of our products from units forecasted, and our total revenue in a particular period could be lower than expected.

We have been involved, and may continue to be involved, in disputes, claims or proceedings arising from our operations from time to time, which could result in significant liabilities and reputational harm and could materially and adversely affect our business, financial condition and results of operations

We have been, and in the future may continue to be, involved in disputes, claims or proceedings arising out of our operations. For example, we are currently involved in several ongoing civil actions in relation to our sales of mining machines to several customers and our procurement of ASIC wafers from a supplier. See “Business—Legal Proceedings.” In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings and unfavorable orders, directives or decrees that may result in financial losses. Ongoing disputes, claims or proceedings may divert our management’s attention and consume their time and our other resources. Furthermore, any disputes, claims or proceedings which are initially not of material importance may escalate and become important to us, due to a variety of factors, such as the facts and circumstances of the cases, the likelihood of loss, the monetary amount at stake and the parties involved.

Negative publicity arising from disputes, claims or proceedings may damage our reputation and adversely affect the image of our brands and products. In addition, if any verdict or award is rendered against us, we could be required to pay significant monetary damages, assume other liabilities and even to suspend or terminate the related business ventures or projects. Consequently, our business, results of operations and financial condition may be materially and adversely affected.

Our business requires significant financial resources, and we may need additional capital but may not be able to obtain it in a timely manner and on favorable terms or at all

We recorded net cash outflow from operating activities of US$108.2 million and US$19.0 million and incurred net losses of US$11.8 million and US$55.7 million for 2018 and the nine months ended September 30, 2019, respectively. We have in the past financed our working capital needs primarily with our net cash flows from operating activities, capital contributions by shareholders and bank borrowings. As of September 30, 2019, our outstanding interest-bearing short-term bank borrowings were US$5.4 million, incurred primarily to support our operation.

We may require additional cash resources due to the future growth, development and expansion of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. In addition, we incurred accrued payables and accounts payable of US$13.2 million and US$12.3 million as of September 30, 2019, respectively. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities or enter into additional factoring arrangements.

Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows and the liquidity of international capital and lending markets. In addition, our loan agreements may contain financial covenants that restrict our ability to incur additional indebtedness or to distribute dividends. Any indebtedness that we may incur in the future may also contain operating and financial covenants that could further restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing us to increased interest rate risks. Equity financings could result in dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our ordinary shares or ADSs. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, results of operations and financial condition.

Our business growth is dependent on the development of blockchain technology and applications, particularly in the field of Bitcoin

We derive our revenue predominantly from our blockchain products business. The development of blockchain technology is still in a relatively early stage, and there can be no assurance that blockchain applications, including those in the fields of cryptocurrencies and other areas such as AI, will gain wide market acceptance. Any blockchain application may become redundant or obsolete with the introduction of new competing technologies or products. If market acceptance or confidence in blockchain technology is lost or reduced for any reason, such as due to cybersecurity issues, the demand for our existing or future blockchain products may decline.

Our blockchain products business depends significantly on the development of cryptocurrency applications, in particular, Bitcoin applications, as all of our mining machines are currently designed for Bitcoin mining. The cryptocurrency market is rapidly and continuously evolving. Any actual or perceived adverse development in Bitcoin or other cryptocurrencies can significantly affect market demand for mining activities and mining machines. In addition, any event or rumor that generates negative publicity for the cryptocurrency market could hinder the development and reduce market acceptance of cryptocurrency applications. Under such circumstances, our business, results of operations and financial condition could be materially and adversely affected.

We are exposed to credit risks and concentration of credit risks in relation to defaults from counterparties

There are credit risks associated with our business. In particular, a drop in the Bitcoin price may also result in lower economic returns for mining activities of our blockchain customers and adversely affect their businesses and financial conditions, which may further affect their credit profiles and their ability to settle our accounts receivables. Although we generally require our blockchain customers to make full payment for our mining machines before delivery of products, in 2018 and the nine months ended September 30, 2019, we began offering credit sales to certain significant, long-standing customers in China.

As of December 31, 2018 and September 30, 2019, our net accounts receivable amounted to US$21.6 million and US$13.4 million, respectively, and we recorded allowance for doubtful accounts of US$1.8 million and US$1.7 million as of the same dates.

In addition, we also face concentration of credit risks associated with our business. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer as well as the industry or country in which the customers operate, and is concentrated on few number of customers. As of December 31, 2018 and September 30, 2019, 33% and 30% of our total accounts receivables were due from one of our customers, respectively, and more than 60% of our accounts receivables were attributable to three of our customers.

Although we monitor our exposure to credit risk on an ongoing basis and make periodic judgment on impairment of overdue receivables based on the likelihood of collectability, we cannot assure you that all of our counterparties are creditworthy and reputable and will not default on payments in the future. If we encounter significant delays or defaults in payment by our customers or are otherwise unable to recover our accounts receivables, our cash flow, liquidity and financial condition may be materially and adversely affected.

Adverse changes in the regulatory environment in the PRC market could have a material adverse impact on our blockchain products business

We generated 91.4% and 82.7% of our total revenue from sales in the PRC market in 2018 and the nine months ended September 30, 2019, respectively. Our blockchain products business could therefore be significantly affected by, among other things, the regulatory developments in the PRC. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. For example, Xinjiang, an autonomous region in northwest China, warned local Bitcoin mining enterprises that were operating illegally to close their operations before August 30, 2018 and the People’s Bank of China, or the PBOC, imposed a ban in September 2017 prohibiting financial institutions from engaging in initial coin offering transactions. Some jurisdictions, including the PRC, restrict various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange, the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies, the provision of trading and other services related to cryptocurrencies by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on cryptocurrencies. In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use our products to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

With advances in technology, cryptocurrencies are likely to undergo significant changes in the future. It remains uncertain whether Bitcoin will be able to cope with, or benefit from, those changes. In addition, as Bitcoin mining employs sophisticated and high computing power devices that need to consume large amounts of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products, may also affect our business operations and the demand for our current Bitcoin mining machines. There has been negative public reaction to surrounding the environmental impact of Bitcoin mining, particularly the large consumption of electricity, and governments of various jurisdictions have responded. For example, in the United States, certain local governments of the state of Washington have discussed measures to address the environmental impacts of Bitcoin-related operations, such as the high electricity consumption of Bitcoin mining activities.

Furthermore, we are in the process of developing mining machines for other cryptocurrencies, and we plan to expand our current mining machine hosting services to establish mining farms which would allow us to engage in both hosting services for third parties and proprietary Bitcoin and other cryptocurrency mining activities to mine cryptocurrencies for ourselves. We also intend to provide cryptocurrency trading related services to cryptocurrency communities in the near feature in overseas jurisdictions. However, relevant restrictions from existing and future regulations on mining, holding, using, or transferring of cryptocurrencies may adversely affect our future business operations and results of operations. For example, although mining activities have not been explicitly prohibited by the PRC government, any further order of the PRC government to limit cryptocurrency mining may result in a crackdown on the cryptocurrency market and adversely affect our mining machine sales, potential mining activities and other cryptocurrency-related businesses. Furthermore, as advised by our PRC legal advisor, the PRC government has prohibited entities from establishing cryptocurrency exchanges and engaging in cryptocurrency trading businesses. Although we plan to conduct potential cryptocurrency trading related services in overseas jurisdictions to the extent feasible, any further order of the PRC government to block access to foreign platforms that enable centralized trading of cryptocurrencies in China may materially and adversely affect our business expansion plans and prospects. It is possible that the cryptocurrency market may respond to such regulations by moving to other countries or changing its practices to comply. However, it is unclear how various countries will regulate the blockchain or how the market will respond to such regulations. If any jurisdictions impose limitations on the mining, use, holding or transferring of cryptocurrencies or any cryptocurrency-related activity, our business prospects, operations and financial results may be negatively impacted.

In addition, our plan to expand our current mining machine hosting services to establish and operate mining farms, either for the provision of hosting services to third parties or for our proprietary mining activities, may be affected adversely by laws and regulations on securities and the financial regulatory environment in China and other jurisdictions we operate. For example, if cryptocurrencies or the mining of cryptocurrencies are regarded or reclassified retroactively as securities by various governmental authorities, our distribution of cryptocurrencies to potential members of our mining farms is likely to be deemed as issuance of cryptocurrencies to investors for financing purpose and thus prohibited under the PRC laws. Any such regulations, if implemented, will cause us to incur additional compliance costs and have a material adverse effect on our future business operations.

The current regulatory environment in foreign markets, and any adverse changes in that environment, could have a material adverse impact on our blockchain products business

We currently export our products to various overseas markets and intend to develop our business and operations in jurisdictions outside the PRC in the future. Our blockchain products business could therefore be significantly affected by regulatory developments in jurisdictions outside the PRC, including the United States. Governmental authorities, including those in the United States, oversee certain aspects of the cryptocurrency markets, have taken actions based on current laws and regulations, and are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry we operate in. As a result, and as discussed further below, existing and future regulations affecting the mining, holding, using, or transferring of cryptocurrencies may adversely affect our future business operations and results of operations, and could even result in our or our customers’ liability for activities conducted by our customers.

As described under “Regulation—Regulatory Overview of United States,” United States federal and state securities laws may specifically limit our ability and the ability of our customers to use our blockchain and telecommunications products where these operations are conducted in connection with cryptocurrencies that are considered “securities” for purposes of U.S. law. We have begun developing new chips for mining cryptocurrencies other than Bitcoin, and the likely status of these cryptocurrencies as securities could limit distributions, transfers, or other actions involving such cryptocurrencies, including mining, in the United States. For example, the distribution of cryptocurrencies to miners through the mining process could be deemed to involve an illegal offering or distribution of securities subject to federal or state law. In addition, miners on cryptocurrency networks could, under certain circumstances, be viewed as statutory underwriters or as “brokers” subject to regulation under the Securities Exchange Act of 1934. This could require us or our customers to change, limit, or cease their mining operations, register as broker-dealers and comply with applicable law, or be subject to penalties, including fines. In addition, we could have liability for facilitating their illegal activities.

Further, cryptocurrencies are subject to additional U.S. laws and regulations related to transactions in commodities as enforced by the Commodity Futures Trading Commission, or CFTC, and to money transmission, money service business, anti-money laundering, and know-your-customer activities as enforced by the Department of the Treasury’s Financial Crimes Enforcement Network, or FinCEN, and by state governments. We or our customers could be subject to regulatory restrictions or regulatory actions based on these laws and regulations.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. In addition, existing and proposed laws and regulations can delay or impede the development of new products, result in negative publicity, decrease demand for our products, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

In addition, any action brought against us or our customers by a foreign regulator, or by an individual in a private action, based on foreign law could cause us or our customers to incur significant legal expenses and divert our management’s attention from the operation of the business. If our or our customers’ operations are found to be in violation of any laws and regulations, we or they may be subject to penalties associated with the violation, including civil and criminal penalties, damages and fines. This could in turn require us to curtail or cease all or some operations. Regulatory action or regulatory change could also decrease demand for our products, which would be harmful to the success of our business.

If we are unable to manage our growth or execute our strategies effectively, our business, results of operations and financial condition may be materially and adversely affected

We are in the process of developing ICs for mining other cryptocurrencies in order to adapt our future models of mining machines to other cryptocurrencies promptly and efficiently when all the Bitcoins have been discovered or Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency. We began to provide mining machine hosting services in 2017 and intend to leverage our experience in the mining machine industry to establish mining farms and provide cryptocurrency trading-related services to the cryptocurrency community in order to diversify our offerings. See “Business—Our Strategies—Expand into new business opportunities in the blockchain and cryptocurrency industry to diversify our offerings.” We may fail to successfully execute our expansion plan due to our limited resources and other reasons beyond our control. For example, the gain we obtain from running mining farms may not cover their operating expenses due to a prolonged depression of cryptocurrency prices, and our cryptocurrency trading related services may be unable to compete effectively with other similar services already available to the cryptocurrency community. In addition, we may face relevant restrictions from existing and future regulations in connection with our expansion into these new business areas. See “—Adverse changes in the regulatory environment in the PRC market could have a material adverse impact on our blockchain products business.” While we have been closely monitoring the development of the relevant regulations and have been in communication with regulatory authorities, these new business initiatives may not be viable due to regulatory concerns. Should we fail to successfully manage our growth or implement our strategies, the resources we allocate to the new business lines will be wasted, and our business, results of operations and financial condition could be materially and adversely affected.

If Bitcoin is replaced by other cryptocurrencies as the mainstream cryptocurrency, we will lose the market for our current mining machines and our results of operations will be materially and adversely affected

Although we have begun to develop new chips for mining other cryptocurrencies, in 2018 and the nine months ended September 30, 2019, the vast majority of our revenue was generated from the sale of mining machines designed for Bitcoin mining. We face the risk that other cryptocurrencies could replace Bitcoin as the largest cryptocurrency, which may in turn negatively impact the value of Bitcoin and diminish interest in mining Bitcoin. Acceptance of Bitcoin may decline due to various reasons such as the following:

●	potential changes in Bitcoin’s algorithms or source code may negatively impact user acceptance;

●	patches, upgrades, attacks or hacking of Bitcoin’s infrastructure may undermine user interest or confidence;

●	usage of Bitcoin for illicit or illegal activities by bad actors may erode public perception of Bitcoin; or

●	hacking, fraud or other problems with Bitcoin exchanges, wallets or other related infrastructure may negatively impact user confidence.

If fewer people accept Bitcoin currency or fewer merchants accept Bitcoin as a payment method, Bitcoin may decline in value. Although Bitcoin is currently the largest cryptocurrency by market capitalization, a substantial amount of Bitcoin-related transactions may be speculation-related and a technological breakthrough in the form of a better cryptocurrency is a continuous threat. Other cryptocurrencies may be designed with algorithms that are not compatible with the kind of computing done by ASIC chip mining machines. If such a cryptocurrency were to become dominant, our existing technological know-how may not be applicable in creating hardware for participants in that cryptocurrency network, and we may face greater competition from new players. In addition, since the value of and support for Bitcoin depend entirely on the community using it, any disagreement between the users may result in the splitting of the network to support other cryptocurrencies and the users may sell all their Bitcoins and switch to other cryptocurrencies. As a result, our mining machines and our results of operations would be materially and adversely affected.

We rely on a limited number of third parties to fabricate our ASIC chips, which are the core technology used in our mining machines

The ASIC chip is the key component of a mining machine as it determines the efficiency of the device. Currently, only a small number of wafer foundries in the world are capable of producing the highly sophisticated silicon wafers used for ASIC chips. Therefore, the ability to source high-quality wafers is a major barrier to entry for new entrants and has provided us with a great competitive advantage in the market.

In 2018 and the nine months ended September 30, 2019, all of our ASIC wafers were fabricated by Samsung. We have historically purchased ASIC wafers through a supply arrangement with an intermediary that directly purchases ASIC chips from Samsung as Samsung’s approved customer. Such intermediary was our largest supplier for the year ended December 31, 2018 and the nine months ended September 30, 2019. We have entered into an agreement with Samsung, effective May 2018, for developing ASIC chips, and we are working directly with Samsung on a development project for our second generation 10 nm ASIC chip. However, this agreement does not guarantee that Samsung will reserve foundry capacity for us, which we believe is in line with market arrangements with other wafer foundries. As such, there are risks that Samsung may be unable to accept our purchase orders or continue their supply of ASIC wafers to us. Such changes may result in delays to our production, which could negatively affect our reputation and results of operations.

In order to reduce our reliance on Samsung, we have established working relations with TSMC since November 2017 and are in discussions with other major wafer foundries for possible future orders. However, we cannot guarantee that we will be able to continue to source ASIC wafers from Samsung or TSMC on the same or similar terms or in a timely manner, or start to source ASIC wafers from other suppliers. In addition, replacing a supplier may require that we divert attention and resources away from our business. We may also suffer lower gross profit margins if we fail to pass on any additional costs to our customers. As a result, a change in our relationship with Samsung or TSMC could have a significant negative impact on our business, financial condition and results of operation.

We depend on a limited number of suppliers to allocate to us a portion of its manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable final test yields, and to deliver those products to us on a timely basis and at acceptable prices. These suppliers may raise prices or may be unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs. In addition, our business relationships with them may deteriorate. For example, in November 2019, we brought a legal action against a then-major supplier for breach of contract for delivering defective products. Under such circumstances, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of these suppliers that are larger and/or better financed than we are, or that have long-term contracts with them, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, these suppliers may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, financial condition and results of operations.

In particular, the production of our ASICs may require advanced IC fabrication technologies. Foundries other than Samsung or TSMC, however, might not have sufficient production capacity for such technologies, or at all, to meet our requirements. This may expose us to risks associated with engaging new foundries. For example, using foundries with which we have not established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation.

Other risks associated with our dependence on a single third-party foundry include limited control over delivery schedules and quality assurance, lack of capacity in periods of excess demand, unauthorized use of our intellectual property and limited ability to manage inventory and parts. In particular, although we have entered into confidentiality agreements with our third-party foundry for the protection of our intellectual property, it may not protect our intellectual property with the same degree of care as we use to protect our intellectual property. If we fail to properly manage any of these risks, our business and results of operations may be materially and adversely affected. Moreover, if Samsung or TSMC suffers any damage to its facilities, suspends manufacturing operations, loses benefits under material agreements, experiences power outages or computer virus attacks, lacks sufficient capacity to manufacture our products, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other disruption or reduction in efficiency, we may encounter supply delays or disruptions. Further, the recent trade disputes between Japan and South Korea could materially and adversely affect Samsung’s supply of ASIC wafers. In July 2019, Japan decided to restrict exports to South Korea of certain materials used in memory chips. Such measures created massive pressures on the production activities of Samsung. If such trade tensions continue escalating without a resolution and Samsung cannot secure alternative supply of key materials that are banned by Japan, Samsung’s ability to supply us with adequate ASIC wafers, which are the core components of our mining machines, may be jeopardized, and as a result, our business and results of operations may be materially and adversely affected.

High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues

Our customers include both enterprises and individuals. A limited number of our major customers, however, have contributed a significant portion of our revenues in the past. In 2018, we generated approximately 34% of our total revenues from the top three largest customers and approximately 57% from the top ten largest customers. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. We offer credit sales to our major, long-term customers. Dependence on a limited number of major customers will expose us to the risks of substantial losses and may increase our account receivables and extend its turn over days if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, financial condition, results of operations and prospects:

●	an overall decline in the business of one or more of our significant customers;

●	the decision by one or more of our significant customers to switch to our competitors;

●	the reduction in the prices of our mining machines agreed by one or more of our significant customers; or

●	the failure or inability of any of our significant customers to make timely payment for our services.

If we fail to maintain relationships with these major customers, and if we are unable to find replacement customers on commercially desirable terms or in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our prepayments to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity

We are required to prepay some of our suppliers before the service is provided to secure the supplier’s production capacity. The amount of our prepayments may significantly increase as we continue to pursue technological advancement. We are subject to counterparty risk exposure to our suppliers. Any failure by our suppliers to perform their contract obligations on a timely manner and/or with our requested quality may result in us not being able to fulfill customers’ orders accordingly. In such event, we may not be able to regain the prepayment in a timely manner or in full, even though our suppliers are obligated to return such prepayments under specified circumstances as previously agreed upon. Furthermore, if the cash outflows for the prepayments significantly exceed the cash inflows during any period, our future liquidity position will be adversely affected.

The average selling prices of our products may decrease from time to time due to technological advancement and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability

The IC design industry is characterized by rapid launches of new products, continuous technological advancements and changing market trends and customer preferences, all of which translate to a shorter life cycle and a gradual decrease in the average selling prices of products over time. For example, the average selling price per unit for our Bitcoin mining machines decreased from US$607 in 2018 to US$235 in the nine months ended September 30, 2019. Because we compete in the environment of rapidly-evolving technology advancement and market trends and developments of the IC design industry, there are no assurances that we will be able to pass on any decrease in average selling prices of our products to our suppliers. In the event that average selling prices of our products unusually or significantly decrease and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of our products, our gross profit margins may be materially and adversely affected, which in turn, may adversely affect our profitability.

If we fail to maintain appropriate inventory levels in line with the approximate level of demand for our products, we could lose sales or face excessive inventory risks and holding costs

To operate our business successfully and meet our customers’ demands and expectations, we must maintain a certain level of finished goods inventory to ensure immediate delivery when required. We are also required to maintain an appropriate level of raw materials for our production. However, forecasts are inherently uncertain. If our forecasted demand is lower than what eventually transpires, we may not be able to maintain an adequate inventory level of our finished goods or produce our products in a timely manner, and we may lose sales and market share to our competitors. On the other hand, we may also be exposed to increased inventory risks due to accumulated excess inventory of our products or raw materials, parts and components for our products. Excess inventory levels may lead to increases in inventory holding costs, risks of inventory obsolescence and provisions for write-downs, which will materially and adversely affect our business, financial condition and results of operations.

In order to maintain an appropriate inventory level of finished goods and raw materials to meet market demand, we adjust our procurement amount and production schedule from time to time based on customers’ orders and anticipated demand. We also carry out an inventory review and an aging analysis on a regular basis. We make provision for obsolete and slow-moving inventory of raw materials and finished goods that are no longer suitable for use in production or sale. However, we cannot guarantee that these measures will always be effective and that we will be able to maintain an appropriate inventory level. For example, we recorded write-down for the potentially obsolete, slow-moving inventory and lower or cost or market adjustment of US$61.8 million and US$7.5 million for the year ended December 31, 2018 and for the nine months ended September 30, 2019, respectively, primarily due to the decrease in the market price of the Bitcoin. If we cannot maintain an appropriate inventory level, we may lose sales and market share to our competitors. We may also be exposed to the risk of holding excessive inventory, including older generation mining machines that are less marketable as well as older ASIC chips which may increase our inventory holding costs and subject us to the risk of inventory obsolescence or write-offs, which could have a material adverse effect on our business, results of operations and financial condition.

The industries in which we operate are characterized by constant changes. If we fail to continuously innovate and to provide products that meet the expectations of our customers, we may be unable to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected

The industries in which we operate are characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new products and solutions and constant emergence of new industry standards and practices. Thus, our success will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant resources in research and development in order to keep our products competitive in the market.

However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research and development results, which could result in excessive research and development expenses or delays. Given the fast pace with which blockchain has been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. In addition, new developments in AI, deep learning, Internet-of-things, computer vision, blockchain and cryptocurrency could render our products obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if new technologies render our technologies or solutions obsolete, customers may no longer be attracted to our products. As a result, our business, results of operations and financial condition would be materially and adversely affected.

Increasing mining difficulty could result in downward pressure on the expected economic returns on Bitcoin mining

The difficulty of Bitcoin mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for Bitcoin miners, which in turn affects the demand for our Bitcoin mining machines. Bitcoin mining difficulty is a measure of how much computing power is required to record a new block, and it is affected by the total amount of computing power in the Bitcoin network. The Bitcoin algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much computing power is in the network. Thus, as more computing power joins the network, and assuming the rate of block creation does not change (remaining at one block generated every ten minutes), the amount of computing power required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the Bitcoin network, Bitcoin mining difficulty would increase together with the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. For example, Bitcoin mining difficulty would increase based on increases in the total computing power available in the Bitcoin network, which is in turn affected by the number of Bitcoin mining machines in operation. From January 2017 to June 2019, Bitcoin mining difficulty increased by approximately 25 times, according to Blockchain.info. As a result, a strong growth in sales of our Bitcoin mining machines can contribute to further growth in the total computing power in the network, thereby driving up the difficulty of Bitcoin mining and resulting in downward pressure on the expected economic return of Bitcoin mining and the demand for, and pricing of, our products.

In addition, the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin by around the year 2140. In each of 2013, 2014 and 2015, approximately 25 Bitcoins were awarded for each block solved. The number of Bitcoins awarded for solving a block halved in 2016 to 12.5 Bitcoins per block, and is expected to halve again in 2020 to 6.25 Bitcoins per block. Based on an average rate of block formation at 10 minutes per block, the number of Bitcoins that can be mined between 2018 and 2020 would be approximately 657,000 per year. It is unclear how the market will react to future reward halving events and how the Bitcoin price and the expected economic returns on Bitcoin mining will be affected.

Aside from mining rewards, transaction fees are another form of incentive for participation in Bitcoin verification processes. Bitcoin users may offer to pay a discretionary Bitcoin transaction fee to the network member who solves the block and adds that user’s transaction to the blockchain to incentivize prioritizing that user’s transaction. Transaction fees are discretionary, so if the transaction fees were to become the only or primary income for Bitcoin mining activities in the future, the expected economic returns from Bitcoin mining and therefore the demand for our products will decrease significantly, which will result in a significant negative impact on our business and results of operations.

Shortages in, or rises in the prices of, the components of our mining machines may adversely affect our business

Given the long production period to manufacture, assemble, and deliver certain components and products, problems could arise in planning production and managing inventory levels that could seriously interrupt our operations, including the possibility of defective parts, an increase in component costs, delays in delivery schedules, and shortages of components. In addition to ASIC chips, the components we use for our mining machines include printed circuit boards, or PCBs, other electronic components, fans, and aluminum casings. The production of our mining machines also requires certain ancillary equipment and components such as controllers, power adaptors, and connectors. The production of our current products depends on obtaining adequate supplies of these components on a timely basis and at competitive prices. We do not typically maintain large inventory of the components, and rather purchase them on an “as-needed” basis from various third-party component manufacturers that satisfy our quality standards and meet our production requirements. We may have to turn to less reputable suppliers if we cannot source adequate components from our regular suppliers. Under such circumstances, the quality of the components may suffer and could cause performance issues in our mining machines.

Shortages of components could result in reduced production or delays in production, as well as an increase in production costs, which may negatively affect our ability to fulfill orders or make timely shipments to blockchain customers, as well as our customer relationships and profitability. Component shortages may also increase our costs of goods sold because we may be required to pay higher prices for components in short supply, or redesign or reconfigure products to accommodate for the substitute components, without being able to pass such cost to our blockchain customers. As a result, our business, results of operations and reputation could be materially and adversely affected by any product defects.

We may not be able to price our products at our desired margins as a result of any decrease in our bargaining power or changes in market conditions

We set prices for our mining machines and telecommunication products based on a number of internal and external factors, such as the cost of production, the technological contents of our products, market conditions, and competition we face. Our ability to set favorable prices at our desired margins and to accurately estimate costs, among other factors, has a significant impact on our profitability. We cannot assure you that we will be able to maintain our pricing or bargaining power or that our gross profit margin will not be driven down by market conditions or other factors. If we see higher pricing pressure due to intensified competition from other manufacturers, decreases in prices to our customers in the end market or any other reasons, or if we otherwise lose bargaining power due to weaker demand for our products, we may need to reduce the prices and lower the margins of our products. Moreover, we may not be able to accurately estimate our costs or pass on all or part of any increase in our costs of production, in particular the costs of raw materials, components and parts, to our customers. As a result, our results of operations could be materially and adversely affected.

Failure at tape-out or failure to achieve the expected final test yields for our ASIC chips could negatively impact our results of operations

The tape-out process is a critical milestone in our business. A successful tape-out means all the stages in the design and verification process of our ASIC chips have been completed, and the chip design is ready to be sent for manufacturing. The tape-out process requires considerable investment in time and resources and close cooperation with the wafer foundry, and repeated failures can significantly increase our costs, lengthen our product development period and delay our product launch. If the tape-out or testing of a new ASIC chip design fails, either as a result of design flaws by our research and development team or problems with production or the testing process by the wafer foundry, we may incur considerable costs and expenses to fix or restart the design process. Such obstacles may decrease our profitability or delay the launch of new products.

Once tape-out is successful, the ASIC design is sent for manufacturing, and the final test yield is a measurement of the production success rate. The final test yield is a function of both product design, which is developed by us, and process technology, which typically belongs to a third-party foundry, such as Samsung and TSMC in our case. Low final test yields can result from a product design deficiency or a process technology failure or a combination of both. As such, we may not be able to identify problems causing low final test yields until our product designs go to the manufacturing stage, which may substantially increase our per unit costs and delay the launch of new products.

For example, if Samsung or TSMC experiences manufacturing inefficiencies or encounters disruptions, errors or difficulties during production, we may fail to achieve acceptable final test yields or experience product delivery delays. We cannot guarantee that Samsung and TSMC will be able to develop, obtain or successfully implement process technologies needed to manufacture future generations of our mining machines on a timely basis. Moreover, during the periods in which foundries are implementing new process technologies, their manufacturing facilities may not be fully productive. A substantial delay in the technology transitions to smaller geometry process technologies could have a material and adverse effect on us, particularly if our competitors transition to such technologies before us.

In addition, resolution of yield problems requires cooperation among us, Samsung or TSMC, and packaging and testing partners. We cannot assure you that the cooperation will be successful and that any yield problem can be fixed.

If any person, institution or a pool of them acting in concert obtains control of more than 50% of the processing power active on the Bitcoin network, such person, institution or a pool of them could prevent new transactions from gaining confirmations, halt payments between users, and reverse previously completed transactions, which would erode user confidence in Bitcoin

If the award of Bitcoins for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks. Miners ceasing operations would reduce the collective processing power on the Bitcoin network, which would adversely affect the confirmation process for transactions and make the Bitcoin network more vulnerable to any person, institution or a pool of them which has obtained over 50% control over the computing power on the Bitcoin network. In such event, such person, institution or a pool of them could prevent new transactions from gaining confirmation, halt payments between users, and reverse previously completed transactions. Such changes or any reduction in confidence in the confirmation process or processing power of the Bitcoin network may erode user confidence in Bitcoin, which would decrease the demand for our products.

The decentralized nature of Bitcoin may be subject to challenges, which could negatively affect our results of operations

A key reason for Bitcoin and other cryptocurrencies to have attracted many new and committed users in a short period of time is its decentralized nature, or the lack of control by a central authority. However, there are divergent views on the decentralized nature of cryptocurrencies. For example, there are claims that most of the actual services and businesses built within the Bitcoin ecosystem are in fact centralized since they are run by specific people, in specific locations, with specific computer systems, and that they are susceptible to specific regulations. Individuals, companies or groups, as well as Bitcoin exchanges that control vast amounts of Bitcoin can affect the market price of Bitcoin. Furthermore, mining equipment production and mining pool locations may become centralized. The concerns or skepticism about the decentralized nature of Bitcoin may cause customers to lose confidence in the Bitcoin industry’s prospects. This in turn could adversely affect the market demand for our mining machines and our business. Furthermore, the possibility that a person or a coordinated group of people may gain more than 50% control of the process power active on Bitcoin and be able to manipulate transactions, despite the intended decentralized structure, may also erode confidence in Bitcoin. Our business, prospects and results of operations therefore may adversely be affected by the divergent views on the decentralized nature of Bitcoin.

Change of Bitcoin algorithm and mining mechanism may materially and adversely affect our business and results of operations

Our ASIC chips are designed for proof-of-work, or POW, mechanism, which the Bitcoin network uses to validate Bitcoin transactions. Many people within the Bitcoin community believe that POW is a foundation within Bitcoin’s code that would not be changed. However, there have been debates on mechanism change to avoid the “de facto control” by a great majority of the network computing power. With the possibility of a change in rule or protocol of the Bitcoin network, if our Bitcoin mining machines cannot be modified to accommodate any such changes, our mining machines will not be able to meet customer demand, and the results of our operations will be significantly affected. For more details, see “—The administrators of the Bitcoin network’s source code could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network’s community, could adversely affect our business, results of operations and financial condition” and “—The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition.”

We face risks associated with the expansion of our blockchain products business operations overseas and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected

We intend to grow our blockchain products business in part by expanding our sales network and operations internationally beyond China. Our expansion plans include possibly establishing an assembly facility and offices for sales, research and development and other operations in the United States and the European Union. However, there are risks associated with such global expansion plans, including:

●	high costs of investment to establish a presence in a new market and manage international operations;

●	competition in unfamiliar markets;

●	foreign currency exchange rate fluctuations;

●	regulatory differences and difficulties in ensuring compliance with multi-national legal requirements and multi-national operations;

●	changes in economic, legal, political or other local conditions in new markets;

●	our limited customer base and limited sales and relationships with international customers;

●	competitors in the overseas markets may be more dominant and have stronger ties with customers and greater financial and other resources;

●	challenges in managing our international sales channels effectively;

●	difficulties in and costs of exporting products overseas while complying with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

●	difficulty in ensuring that our customers comply with the sanctions imposed by the Office of Foreign Assets Control, or OFAC, on various foreign states, organizations and individuals;

●	inability to obtain, maintain or enforce intellectual property rights;

●	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions under which we operate; and

●	governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, a worldwide trend in favor of nationalism and protectionist trade policy and the ongoing trade dispute between the United States and China as well as other potential international trade disputes could cause turbulence in international markets. These government policies or trade barriers could increase the prices of our products and make us less competitive in such countries.

If we are unable to effectively manage such risks, we may encounter difficulties in our overseas expansion plans and our business, reputation, results of operations and financial condition may be impaired.

We plan to increase our export of mining machines to the United States and the European Union in the future, which may be subject to high tariff rates resulting from protectionism trade policies, and as a result, our future sales volumes, profitability and results of operations will be materially and adversely affected

Historically, only a small portion of our mining machines were exported to the United States. Going forward we plan to increase our export of mining machines to the U.S. market. However, the United States and China have recently been involved in controversy over trade barriers in China that have threatened a trade war between these two countries, and have implemented or proposed to implement tariffs on certain imported products. Though the United States had not announced any trade policies that may directly impact the export of our mining machines as of the date of this prospectus, we cannot accurately predict whether any anti-dumping duties, tariffs or quota fees will be imposed on our mining machines by the United States in the future. Any export requirements, tariffs, taxes and other restrictions and charges imposed by the United States on our mining machines could significantly increase our customers’ purchase costs of our mining machines and make our mining machines less competitive in the U.S. market. As a result, our future sales volumes, profitability and results of operations could be adversely affected.

In addition, we also intend to increase our export of mining machines to the European Union and expand to other overseas markets such as South East Asia in the future. However, the worldwide populism trend that calls for protectionism trade policy and potential international trade disputes could cause turbulence in the international markets. These government policies or trade barriers could increase the prices of our mining machines and cause us to lose our sales and market share to our competitors in these countries.

We may be unable to make the substantial research and development investments that are required to remain competitive in our business

Advances in blockchain technology and AI technology have led to increased demand for ICs of higher speed and power efficiency for solving computational problems of increasing complexity. We intend to broaden our product offerings to include other applications. We are committed to investing in new product development in order to stay competitive in our markets. Driven by market demand, we intend to continue to broaden and enhance our product portfolio in order to deliver the most effective products to our customers. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

We face risks of natural disasters, acts of God and occurrence of epidemics, which could severely disrupt our business operations

Natural disasters, epidemics and other acts of God which are beyond our control may adversely affect the economy, infrastructure and livelihood of the people in China and may materially and adversely affect our operations as our facilities and offices are located in China. Material damage to, or the loss of, such facilities due to fire, severe weather, flood, earthquake, or other acts of God or cause may not be adequately covered by proceeds of our insurance coverage and could materially and adversely affect our business and operating results. Any outbreaks of contagious disease, acts of war or terrorist attacks may cause damage or disruption to our business, our employees and our markets, any of which could adversely impact our business and results of operations. For example, an outbreak of respiratory illness caused by the novel coronavirus (2019-nCoV) has and is continuing to spread rapidly throughout China and other parts of the world after its first being discovered in Wuhan, China in December 2019. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of Internal Concern (PHEIC).” As a result, we and our customers have experienced significant business disruptions due to quarantine measures to contain the spread of this outbreak, which may increase the likelihood of default from our customers and delay our product delivery, and the Chinese economy is subject to the risk of a general slowdown in 2020 and beyond, all of which would have a material adverse effect on our results of operations and financial condition in the near term. Moreover, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations and prospects.

We may fail to anticipate or adapt to technology innovations in a timely manner, or at all

The blockchain and telecommunications markets are experiencing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our products becoming obsolete at sudden and unpredictable intervals. To maintain the relevancy of our products, we have actively invested in product planning and research and development. The process of developing and marketing new products is inherently complex and involves significant uncertainties. There are a number of risks, including the following:

●	our product planning efforts may fail in resulting in the development or commercialization of new technologies or ideas;

●	our research and development efforts may fail to translate new product plans into commercially feasible products;

●	our new technologies or new products may not be well received by consumers;

●	we may not have adequate funding and resources necessary for continual investments in product planning and research and development;

●	our products may become obsolete due to rapid advancements in technology and changes in consumer preferences; and

●	our newly developed technologies may not be protected as proprietary intellectual property rights.

Any failure to anticipate the next-generation technology roadmap or changes in customer preferences or to timely develop new or enhanced products in response could result in decreased revenue and market share. In particular, we may experience difficulties with product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent our introduction of new or enhanced products. Furthermore, our research and development efforts may not yield the expected results, or may prove to be futile due to the lack of market demand.

Our blockchain customers rely on a steady and inexpensive power supply for operating mining farms and running mining hardware. Failure to access a large quantity of power at reasonable costs could significantly increase their operating expenses and adversely affect their demand for our mining machines

Many of our blockchain customers engage in the cryptocurrency mining business. Cryptocurrency mining consumes a significant amount of energy power to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to cryptocurrency mining. There can be no assurance that the operations of our blockchain customers will not be affected by power shortages or an increase in energy prices in the future. In particular, the power supply could be disrupted by natural disasters, such as floods, mudslides and earthquakes, or other similar events beyond the control of our customers. Further, certain of our customers may experience power shortages due to seasonal variations in the supply of certain types of power such as hydroelectricity. Power shortages, power outages or increased power prices could adversely affect mining farm businesses of our blockchain customers and reduce the expected market demand for our mining machines significantly. Under such circumstances, our business, results of operations and financial condition could be materially and adversely affected.

In addition, as we provide mining machine hosting services to our customers and intend to establish and operate mining farms to provide hosting services for third parties and engage in proprietary Bitcoin and other cryptocurrency mining activities to mine cryptocurrencies for ourselves in the near future, any increase in energy prices or a shortage in power supply in locations where our future mining farms are located may increase our potential mining costs and reduce the expected economic returns from our proprietary mining operation significantly.

We require various approvals, licenses, permits and certifications to operate our business. If we fail to obtain or renew any of these approvals, licenses, permits or certifications, it could materially and adversely affect our business and results of operations

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications in order to operate our business or engage in the business we plan to enter into. Complying with such laws and regulations may require substantial expenses, any non-compliance may expose us to liability. In the event of that government authorities consider us to be in non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. If we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations of the facilities that do not have the requisite approvals, licenses, permits or certifications, which would adversely affect our reputation, business and results of operations. See “Regulation” for further details on the requisite approvals license permits and certifications.

We rely on a limited number of third parties for IC packaging and testing services

Fabrication of IC chips requires specialized services to process the silicon wafers into IC chips by packaging them and to test their proper functioning. We rely on a limited number of production partners for such packaging and testing services. We have worked closely with world-class outsourced semiconductor assembly and test, or OSAT, companies on a limited number of specialized production partners exposes us to a number of risks, including difficulties in finding alternate suppliers, capacity shortages or delays, lack of control or oversight in timing, quality or costs, and misuse of our intellectual property. If any such problems arise with our OSAT partners, we may experience delays in our production and delivery timeline, inadequate quality control of our products or excessive costs and expenses. As a result, our financial condition, results of operation, reputation and business may be adversely affected.

We have previously made sales to Iran, which is subject to sanctions and other regulations administered by the United States

Iran is subject to a comprehensive sanctions program administered by the Office of Foreign Assets Control, or OFAC, and shipments of products subject to the Export Administration Regulations promulgated by the Bureau of Industry and Security, or BIS, in the Commerce Department are also subject to restrictions. In 2016 and 2017, we engaged in transactions that included the sale and/or delivery of our products to Iran under circumstances that may involve breaches of U.S. sanctions and export control laws. On August 2, 2018, we disclosed these transactions to both OFAC and BIS by our submission of Voluntary Self Disclosures, or VSDs. On January 24, 2019, BIS closed the VSD with a Warning Letter and no penalty. On March 4, 2019, OFAC closed the VSD with a Cautionary Letter and no penalty.

While we have implemented internal control measures to mitigate our risk exposure to international sanctions, sanctions laws and regulations are constantly evolving, and new persons and entities are regularly added to the list of Sanctioned Persons. Further, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Our business and reputation could be adversely affected if the authorities of the United States, the European Union, the United Nations, Australia or any other jurisdictions were to determine that any of our future activities constitutes a violation of the sanctions they impose or provides a basis for a sanctions designation of our group.

Cryptocurrencies face significant scaling obstacles that can lead to high fees or slowed transaction settlement times, and attempts to increase the transaction processing capacity may not be effective

Many cryptocurrency networks face significant scaling challenges. For example, as of December 31, 2019, Bitcoin network could handle, on average, five to seven transactions per second. A number of solutions have been promoted recently to resolve this problem, including segregated witness, Lightening Network and the introduction of Bitcoin Cash. However, there is no assurance that the cryptocurrencies community will accept these solutions or these solutions will effectively resolve these problems.

As the use of cryptocurrency networks increases without a corresponding increase in throughput of the networks, average fees and settlement times can increase significantly. Bitcoin’s network, for example, has been, at times, at capacity, which has led to very high transaction fees. Increased fees and decreased settlement speeds could preclude certain use cases for Bitcoins (e.g., micropayments), and can reduce demand for and the market price of Bitcoins, which could adversely affect the market demand for our mining machines. There is no guarantee that any of the mechanisms in place or being explored for increasing the scale of settlement of Bitcoin transactions will be effective, or how long they will take to become effective, which could adversely affect the market demand for our mining machines.

Cryptocurrency exchanges and wallets, and to a lesser extent, a cryptocurrency blockchain itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in cryptocurrencies and reduce demand for our mining machines

Cryptocurrency transactions are entirely digital and, as with any virtual system, face risk from hackers, malware and operational glitches. For example, hackers can target cryptocurrency exchanges, wallets, and custodians to gain unauthorized access to the private keys associated with the wallet addresses where cryptocurrencies are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and cryptocurrency transactions generally are permanent by design of the networks. Certain features of cryptocurrency networks, such as decentralization, the open source protocols, and the reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response. Cryptocurrencies have suffered from hacking risks and several cryptocurrency exchanges and miners have reported cryptocurrency losses, which highlight concerns over the security of cryptocurrencies and in turn affect the demand and the market price of cryptocurrencies. In addition, while cryptocurrencies use private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false cryptocurrencies. These risks may adversely affect the operation of the cryptocurrency network which would erode user confidence in cryptocurrencies, which would negatively affect demand for our mining machines.

The administrators of the Bitcoin network’s source code could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network’s community, could adversely affect our business, results of operations and financial condition

The Bitcoin network is based on a cryptographic, algorithmic protocol that governs the end-user-to-end-user interactions between computers connected to the Bitcoin network. A loosely organized group can propose amendments to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoins, including the irreversibility of transactions and limitations on the mining of new Bitcoins. To the extent that a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network would be subject to new protocols and software that may render our mining machines less desirable, which in turn may adversely affect our business, results of operations and financial condition. If less than a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network could “fork.”

The acceptance of Bitcoin network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in the Bitcoin network could result in a “fork” in the blockchain, resulting in the operation of two separate networks that cannot be merged. The existence of forked blockchains could erode user confidence in Bitcoin and could adversely impact our business, results of operations and financial condition

Bitcoin is based on open source software and has no official developer or group of developers that formally controls the Bitcoin network. Any individual can download the Bitcoin network software and make any desired modifications, which are proposed to users and miners on the Bitcoin network through software downloads and upgrades. However, miners and users must consent to those software modifications by downloading the altered software or upgrade implementing the changes; otherwise, the changes do not become part of the Bitcoin network. Since the Bitcoin network’s inception, changes to the Bitcoin network have been accepted by the vast majority of users and miners, ensuring that the Bitcoin network remains a coherent economic system. However, a developer or group of developers could potentially propose a modification to the Bitcoin network that is not accepted by a vast majority of miners and users, but that is nonetheless accepted by a substantial population of participants in the Bitcoin network. In such a case, a fork in the blockchain could develop and two separate Bitcoin networks could result, one running the pre-modification software program and the other running the modified version. An example is the introduction of Bitcoin Cash in mid 2017. This kind of split in the Bitcoin network could erode user confidence in the stability of the Bitcoin network, which could negatively affect the demand for our mining machines.

Our Bitcoin mining machines use open source software and hardware as their basic controller system, which may subject us to certain risks

We use open source software and hardware in our Bitcoin mining machines. For example, our mining machine controller open source software needs to be installed on open source, which serves as the basic controller system for our mining machines, and we expect to continue to use open source software and hardware in the future. We may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, requiring us to purchase a costly license or to devote additional research and development resources to change our technologies, either of which would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer or discontinue our solutions or incur additional costs.

Cryptocurrency assets and transactions may be subject to further taxation in the future

In recent years, the rise of cryptocurrency prices and transaction volume has attracted the attention of tax authorities. As the laws governing cryptocurrencies are still evolving, the tax treatment of cryptocurrencies in various jurisdictions are subject to change. While some countries intend to or have imposed taxation on cryptocurrency assets and transactions, other tax authorities are silent. As there is considerable uncertainty over the taxation of cryptocurrencies, we cannot guarantee that the cryptocurrency assets and transactions denominated in cryptocurrencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return of cryptocurrency and increase the holding costs of cryptocurrency assets, which could materially and adversely affect the businesses and financial performances of our blockchain customers engaging in cryptocurrency mining businesses, and in turn could have material adverse effect on our business and results of operations.

In addition, as we intend to establish operating mining farms, which will allow us to engage in both mining machine hosting services for third parties and proprietary Bitcoin and other cryptocurrency mining activities to mine cryptocurrencies for ourselves in the near future, these events could also reduce the expected economic returns from our proprietary mining operation significantly.

We had historically experienced decrease in our telecommunications business and may be unable to continue to operate our telecommunications business successfully

For the year ended December 31, 2018 and the nine months ended September 30, 2019, revenues from our telecommunications business were US$3.7 million and US$2.5 million, respectively, and our telecommunications business as a percentage of revenues increased from 1.2% for 2018 to 4.7% for the nine months ended September 30, 2019. Our telecommunications business will likely continue to be driven by the development of the communications industry in China, government policies, technological changes, user preference, and many other factors beyond our control. There is no guarantee that we will be able to maintain the competitiveness of our products or continue to operate our telecommunications business successfully as a key source of revenue.

Any disruption in our business relationship with our major telecommunications products customers as a result of market consolidation or otherwise will adversely affect our sales and market share in the telecommunications market

The telecommunications industry has experienced, and may continue to experience significant consolidation. The merger and expansion of participants will enable them to maximize their economies of scale to provide more competitive prices and invest a larger amount of resources into research and development. Our telecommunication products are primarily sold to major telecommunications service providers and institutional customers in China. Consolidation of our customers may mean that we could lose out in price and non-price competition and lead to a significant reduction of market share. As a result, our business and results of operations in the telecommunications market could be materially and adversely affected.

We typically engage third-party agents to manage certain aspects of our business dealings with telecommunications products customers, and our business relationship with them may be adversely affected by any actual or perceived misconduct of our agents, over whom we have limited control. For example, in 2018, a local court in China convicted an employee of a major telecommunications products customer for taking bribes from a group of business partners, including our agents, and as a result, we have been blacklisted by such customer until the end of 2020. Any future disruption of our business relationship with major telecommunications products customers could materially and adversely affect our business and results of operations.

The telecommunications industry is subject to extensive and evolving laws and regulations

We may be directly or indirectly affected by changes in government regulations relating to the telecommunications and broadcast industries in the PRC. Failure to comply with the relevant laws and regulations could subject us to severe penalties, which could have a significant impact on our cash flow. Moreover, the change of laws and regulations may render our current products illegal and require us to invest additional resources into the research and development of new products in compliance with the laws. As a result, our business and results of operations may be adversely affected.

Our customers are also subject to laws and regulations applicable to the telecommunications and broadcast industries in the PRC. As they change their products to adapt to any change of telecommunications and broadcast laws, this may also require us to modify our products to fit their new products. Such modified or newly adopted laws and regulations could, directly or indirectly, affect the pricing, distribution and required standards of our telecommunications products and services and may have a material adverse impact on our business.

If we fail to maintain an effective quality control system, our business could be materially and adversely affected

We place great emphasis on product quality and adhere to stringent quality control measures and have obtained quality control certifications for our products. To meet our customers’ requirements and expectations for the quality and safety of our products, we have adopted a stringent quality control system to ensure that every step of the production process is strictly monitored and managed. Failure to maintain an effective quality control system or to obtain or renew our quality standards certifications may result in a decrease in demand for our products or cancellation or loss of purchase orders from our customers. Moreover, our reputation could be impaired. As a result, our business and results of operations could be materially and adversely affected.

The quality of our products and services relies on third party suppliers and service providers we engage. If we fail to provide satisfactory services or maintain their service levels, it could materially and adversely affect our business, reputation, financial condition and results of operations

We rely on third-party suppliers and service providers to provide quality products and services to customers, and our brand and reputation may be harmed by actions taken by them that are beyond our control. Despite the measures we have taken to ensure the quality of products and services provided by third-party suppliers and service providers, to the extent that there are manufacturing defects beyond our control, or our third-party suppliers and service providers are unable to maintain the efficiency of their production facilities, supply sufficient components or raw materials in a timely manner, or provide satisfactory services to our customers, we may suffer reputational damage, and our brand image, business and results of operations may be materially and adversely affected.

Our production facilities may be unable to maintain efficiency, encounter problems in ramping up production or otherwise have difficulty meeting our production requirements

Our future growth will depend upon our ability to maintain efficient operations at our existing production facilities and our ability to expand our production capacity as needed. The average utilization rate of our SMT production lines for 2018 and 2019 was 85.6% and 81.7%, respectively. The utilization rate of our production facilities depends primarily on the demand for our products and the availability and maintenance of our equipment but may also be affected by other factors, such as the availability of employees, a stable supply of electricity, seasonal factors and changes in environmental laws and regulations. In order to meet our customers’ demands and advancements in technology, we maintain and upgrade our equipment periodically. If we are unable to maintain our production facilities’ efficiency, we may be unable to fulfill our purchase orders in a timely manner, or at all. This would negatively impact our reputation, business and results of operations.

As we continue to grow and expand our business, we expect to acquire additional production lines and possibly a new production facility to increase our production capacity. If we are unable to acquire the necessary equipment or production facility at an acceptable price, or at all, we may not be successful in achieving our business expansion plans.

We have not obtained the construction works commencement permit and the real property ownership certificate for our production facility in Wuhai, and as a result, our production activities, business, results of operations and prospects may be materially and adversely affected if we are required to rectify this incident

To construct a production facility, we must obtain permits, licenses, certificates and other approvals from the relevant administrative authorities at various stages of land acquisition and construction. Obtaining such approvals may require substantial expense, and any non-compliance may expose us to liability.

As of the date of this prospectus, we have not obtained the construction works commencement permit for the construction work carried out in our production facility in Wuhai, and as a result, we had not obtained the real property ownership certificate for this production facility. As advised by our PRC legal advisors, we may be required by relevant PRC government authority to rectify this incident or may be subject to monetary penalties, which may disrupt our schedule of development and production activities to be carried out on this production facility. We are currently in the process of rectifying this incident. Although we do not expect any material obstacle in obtaining the real property ownership certificate for this production facility and the relevant governmental authority permits us to carry out production activities during the period of application for real property ownership certificate, we cannot assure you that we will be able to obtain such certificate as soon as we expected or that we will not be required to suspend production in the future. If there is any delay in obtaining the real property ownership certificate for this production facility, we may be required to suspend our production for a certain period of time or even vacate the relevant property, and as a result, we may experience loss of revenue and may incur significant costs for relocation and therefore our business, results of operations and financial condition could be materially and adversely affected.

We rely on third-party logistics service providers to deliver our products. Disruption in logistics may prevent us from meeting customer demand and our business, results of operations and financial condition may suffer as a result

We engage third-party logistics service providers to deliver the ICs from our production partners to our assembly plant and our products from our warehouses to our customers. Disputes with or termination of our contractual relationships with one or more of our logistics service providers could result in delayed delivery of products or increased costs. There can be no assurance that we can continue or extend relationships with our current logistics service providers on terms acceptable to us, or that we will be able to establish relationships with new logistics service providers to ensure accurate, timely and cost-efficient delivery services. If we are unable to maintain or develop good relationships with our preferred logistics service providers, it may inhibit our ability to offer products in sufficient quantities, on a timely basis, or at prices acceptable to our consumers. If there is any breakdown in our relationships with our preferred logistics service providers, we cannot assure you that no interruptions in our product delivery would occur or that they would not materially and adversely affect our business, prospects and results of operations.

As we do not have any direct control over these logistics service providers, we cannot guarantee their quality of service. In addition, services provided by these logistics service providers could be interrupted by unforeseen events beyond our control, such as poor handling provided by these logistics service providers, natural disasters, pandemics, adverse weather conditions, riots and labor strikes. If there is any delay in delivery, damage to products or any other issue, we may lose customers and sales and our brand image may be tarnished.

We face intense industry competition

As a fabless IC design company in the blockchain hardware industry, we operate in a highly competitive environment. According to the F&S report, we ranked the third in terms of sales revenue and sales volume sold in the first half of 2019 among Bitcoin mining machine producers globally. Our competitors include companies that may have a larger market share, greater brand recognition, broader international customer base, greater financial resources or other competitive advantages. We anticipate that competition will increase as cryptocurrencies gain greater acceptance and more players join the market. Furthermore, we anticipate encountering new competition as we expand our sales and operations to new locations geographically and into wider applications of blockchain, cryptocurrency mining and mining farm operations. We also compete in the communication network devices industry in China with respect to our telecommunications business. Some of our competitors in this industry include larger, more well-established companies with greater economies of scale and more bargaining power with suppliers.

Strong competition in the market may require us to lower our prices, increase our sales and marketing expenses or otherwise invest greater resources to maintain or gain market share as needed to adequately compete. Such efforts may negatively impact our profitability. If we are unable to effectively adapt to changes or developments in the competitive landscape, our business, financial conditions and results of operations may be adversely affected.

We may encounter difficulties in recruiting and retaining key personnel

Our future growth and success depend to a significant extent on the continuing service and contribution of our engineers and senior management personnel. Many of these key personnel are highly skilled and experienced and are difficult to recruit and retain, particularly as we seek to expand our business with respect to the mining machines. Competition for recruiting qualified personnel is intense, and recruiting personnel with the combination of skills and attributes required to execute our business strategy may be difficult, time-consuming and expensive. As a result, the loss of any key personnel or failure to recruit, train or retain qualified personnel could have a significant negative impact on our operations.

We have and may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects

We have been a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations. For example, in October 2018, a group of individuals initiated a complaint against one of our blockchain customers, alleging that the funds that this customer used to purchase mining machines from Zhejiang Ebang Communication Technology Co., Ltd., or Zhejiang Ebang, one of our PRC subsidiaries, were illegal proceeds from commercial fraud committed by this customer. Although we believe that these allegations are not true, negative publicity surrounding this incident had adversely affected our reputation. Certain features of cryptocurrency networks, such as decentralization, independence from sovereignty and anonymity of transactions, create the possibility of heightened attention from the public, regulators and the media. Heightened regulatory and public concerns over us and cryptocurrency-related issues may subject us to additional legal and social responsibilities and increased scrutiny and negative publicity over these issues, due to our leading position in the industry. From time to time, these allegations, regardless of their veracity, may result in consumer dissatisfaction, public protests or negative publicity, which could result in government inquiry or substantial harm to our brand, reputation and operations.

Moreover, as our business expands and grows, both organically and through acquisitions of and investments in other businesses, domestically and internationally, we may be exposed to heightened public scrutiny in jurisdictions where we already operate as well as in new jurisdictions where we may operate. There is no assurance that we would not become a target for regulatory or public scrutiny in the future or that scrutiny and public exposure would not severely damage our reputation as well as our business and prospects.

We may face difficulties in protecting our intellectual property rights

We rely on our intellectual property rights, in particular, our patents, software copyrights and our registered IC layout designs of our ASIC chips. Even though we have successfully registered certain of our intellectual property rights in the PRC, it may be possible for a third party to imitate or use our intellectual property rights without authorization. Additionally, we have developed and utilized some intellectual property that has not been registered. If a third party misuses or misappropriates our intellectual property, we may not be able to easily differentiate our products from the others in the market. As a result, we may be forced into an adverse price competition that reduces our profit margin. As we develop new technologies, we will need to continue to apply for intellectual property rights protections. There is no guarantee that we will be able to obtain valid and enforceable intellectual property rights in the PRC or in other relevant jurisdictions as needed. Even when we are able to obtain such protections, there is no guarantee that we will be able to effectively enforce our rights.

In this respect, we may incur expenses and efforts to monitor and enforce our intellectual property rights. Infringement of our intellectual property rights and the resulting diversion of resources to protect such rights through litigation or other means could also adversely affect our profitability.

Third parties have claimed and may, from time to time, assert or claim that we infringed their intellectual property rights and any failure to protect our intellectual property rights could have a material adverse impact on our business

We operate in an industry where players own a large number of patents and other intellectual property rights that are material to operations and will vigorously pursue, protect and defend these rights. Our competitors or other third parties may allege to own intellectual property rights and interests that could potentially conflict with our own. It is difficult to monitor all of the patent applications and other intellectual property rights protection registrations or applications that may be filed in the PRC or in other relevant jurisdictions. If we offer products that may potentially infringe on such pending applications and the applications are granted, third parties may initiate intellectual infringement claims against us. For example, we are currently involved in an ongoing civil litigation claim against us and four other defendants in relation to potential infringement of intellectual property rights.

As we expand our operations with new products and into new markets, the chances of encountering infringement claims by third parties will increase. We may incur substantial costs in defending or settling such disputes and such actions could divert significant resources and management attention. If any such claim against us is successful, we may not have a legal right to continue to manufacture and sell the relevant products that are found to have incorporated the disputed intellectual property. The success of such claims may also result in an increase in our costs, including additional royalties, licensing fees or further research and development costs to develop non-infringing alternatives, and negatively affect our profitability. Moreover, such claims, whether successful or not, may cause significant damage to our reputation and a loss of customers, as a result of which our business and results of operations could be materially and adversely affected.

Product defects resulting in a large-scale product recall or product liability claims against us could materially and adversely affect our business, results of operations and reputation

We manufacture products in accordance with internationally accepted quality standards and specifications provided by our customers. However, we cannot assure you that all products produced by us are free of defects. Consequently, any product defects identified by our customers or end users might erode our reputation and negatively affect our customer relationships and future business. Product defects may also result in product returns and large-scale product recalls or product liability claims against us for substantial damages. For example, we are currently involved in an ongoing lawsuit against us in relation to our sales of mining machines to an individual customer who alleged that, among other things, our products did not meet advertised performance and product quality specifications. See “Business—Legal Proceedings.” Such claims, irrespective of the outcomes or the merits, would likely be time-consuming and costly to defend and could divert significant resources and management attention. Furthermore, even if we are able to defend any such claim successfully, we cannot assure you that our customers will not lose confidence in our products or that our future relationships with our customers will not be damaged. As a result, our business, results of operations, reputation and brand image could be materially and adversely affected by any product defects.

If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected

Maintaining and enhancing the recognition, image and acceptance of our brand are important to our ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, operating results and financial condition could be adversely affected.

Power shortages, labor disputes and other factors may result in constraints on our production activities

Historically, we have not experienced constraints on our production activities, including at our assembly plant, due to power shortages, labor disputes or other factors. However, there can be no assurance that our operations will not be affected by power shortages, labor disputes or other factors in the future, thereby causing material production disruptions and delays in our delivery schedule. In such event, our business, results of operations and financial condition could be materially and adversely affected.

Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the Internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches to date. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

If we suffer failure or disruption in our information systems, our ability to effectively manage our business operations could be adversely affected

We use information systems to obtain, process, analyze and manage data crucial to our business such as our enterprise resource planning system. We use these systems to, among other things, monitor the daily operations of our business, maintain operating and financial data, manage our distribution network as well as manage our research and development activities, production operations and quality control systems. Any system damage or failure that interrupts data input, retrieval or transmission or increases service time could disrupt our normal operations. In particular, our operations could be disrupted if such damage or failure includes any security breach caused by hacking or cyber-security incidents, involves efforts to gain unauthorized access to our information or systems, or causes intentional malfunctions, loss or corruption of data, software or hardware, the intentional or inadvertent transmission of computer viruses and similar events or third-party actions. There can be no assurance that we will be able to effectively handle a failure of our information systems, or that we will be able to restore our operational capacity in a timely manner to avoid disruption to our business. The occurrence of any of these events could adversely affect our ability to effectively manage our business operations and negatively impact our reputation.

We may be subject to liability in connection with industrial accidents at our manufacturing facilities

Due to the nature of our operations, we are subject to the risks of potential liability associated with industrial accidents at our production facilities. We cannot assure you that industrial accidents, whether due to malfunction of equipment or other reasons, will not occur in the future at our production facilities. Under such circumstances, we may be subject to employee claims for compensation or penalties imposed by relevant government authorities and may suffer damage to our reputation. In addition, we may experience interruptions in our operations or may be required to change the manner in which we operate, as a result of governmental investigations or the implementation of safety measures due to accidents. Any of the foregoing events could materially and adversely affect our business, financial condition and results of operations.

We currently do not have insurance coverage covering all risks related to our business and operations

We do not maintain insurance policies covering all of our business risks, such as risks relating to properties, receivables, goods in transit and public liability. There is no assurance that the insurance coverage we do have would be sufficient to cover our potential losses. See the section headed “Business—Insurance” for more information on the insurance policies maintained by us. In the event there is any damage to these items, we would have to pay for the difference ourselves where our cash flow and liquidity could be negatively affected.

If we fail to comply with labor, work safety or environmental regulations, we could be exposed to penalties, fines, suspensions or action in other forms

Our operations are subject to the labor, work safety and environmental protection laws and regulations promulgated by the PRC government. These laws and regulations require us to pay social insurance, maintain safe working conditions and adopt effective measures to control and properly dispose of solid waste and other environmental pollutants. We could be exposed to penalties, fines, suspensions or actions in other forms if we fail to comply with these laws and regulations. The laws and regulations in the PRC may be amended from time to time and changes in those laws and regulations may cause us to incur additional costs in order to comply with the more stringent rules. In the event that changes to existing laws and regulations require us to incur additional compliance costs or require costly changes to our production process, our costs could increase and we may suffer a decline in sales for certain products, as a result of which our business, financial conditions and results of operations could be materially and adversely affected.

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners and have a negative environmental impact

Bitcoin mining activities are inherently energy-intensive and electricity costs account for a significant portion of the overall mining costs. The availability and cost of electricity will restrict the geographic locations of mining activities. Any shortage of electricity supply or increase in electricity cost in a jurisdiction may negatively impact the viability and the expected economic return for Bitcoin mining activities in that jurisdiction, which may in turn decrease the sales of our Bitcoin mining machines in that jurisdiction.

In addition, the significant consumption of electricity may have a negative environmental impact, including contribution to climate change, which may give rise to public opinion against allowing the use of electricity for Bitcoin mining activities or government measures restricting or prohibiting the use of electricity for Bitcoin mining activities. Any such development in the jurisdictions where we sell our Bitcoin mining machines could have a material and adverse effect on our business, financial condition and results of operations.

Our business operations and international expansion are subject to geopolitical risks

Our business operation and international expansion is subject to geopolitical risks. We mainly rely on our production partners in South Korea and Taiwan, including Samsung and TSMC, for the fabrication, testing and packaging of our ASICs. Any significant deterioration in the cross-strait relationship may have a negative impact on the ability of our production partners in Taiwan to fulfill their contractual obligations and ship the ASICs to us, which could have a material and adverse effect on our business, financial condition and results of operations.

In addition, there might be significant changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the PRC. China may respond by imposing retaliatory trade measures against the United States. In 2018, the United States was the largest country outside the PRC by sales contribution to which we sold our Bitcoin mining machines. Further, we rely on suppliers in the United States for the supply of certain equipment and tools, such as our electronic design automation, a development tool. If the United States restricts or prohibits the importation of ASICs or related products from China, our international expansion may be negatively affected. If China imposes retaliatory trade measures that affect the importation of the equipment and tools we require, we may face difficulty in our production. In both cases, our business, results of operations and financial condition could be materially and adversely affected.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC and our additional payments of statutory employee benefits may adversely affect our business and profitability

The average wage in China has increased in recent years and is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Pursuant to PRC laws and regulations, companies registered and operating in China are required to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We have not fully paid social insurance and housing provident funds for all of our employees due to inconsistency in implementation or interpretation of the relevant PRC laws and regulations among government authorities in the PRC and, in some cases, voluntary decisions by the relevant employees. Recently, as the PRC government enhanced its enforcement measures relating to social insurance collection, we may be required to make up the contributions for our employees, and may be further subjected to late fees payment and administrative fines, which may materially and adversely affect our financial condition and results of operations. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our current employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. In addition, we may incur additional expenses in order to comply with such laws and regulations, which may adversely affect our business and profitability.

The determination of the fair value changes of our financial assets measured at fair value through profit or loss requires the use of estimates that are based on unobservable inputs, and therefore inherently involves a certain degree of uncertainty

We use significant unobservable inputs, such as discount rate, expected rate of return, expected volatility and risk-free interest rate, in valuing our financial assets measured at fair value through profit or loss including bank wealth management products. The fair value change of financial assets at fair value through profit or loss may affect our financial position and results of operations. Accordingly, such determination requires us to make significant estimates, which may be subject to material changes, and therefore inherently involves a certain degree of uncertainty. Factors beyond our control such as general economic condition and changes in market interest rates may influence and cause adverse changes to the estimates we use and thereby affect the fair value of our financial assets measured at fair value through profit or loss, which in return may adversely affect our results of operation and financial condition.

Our deferred tax assets are subject to accounting uncertainties

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2018 and September 30, 2019, the carrying value of our total deferred tax assets were US$0.6 million and US$0.6 million, respectively. Based on our accounting policies, deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. The realization of a deferred tax asset mainly depends on our management’s estimate as to whether sufficient future profits will be available in the future. Management’s assessment is constantly reviewed and additional deferred tax assets are recognized if it becomes probable that future taxable profits will allow the deferred tax assets to be recovered. If sufficient future taxable profits are not expected to be generated or are less than expected, a material reversal of deferred tax assets may arise in future periods.

Any change or discontinuation of preferential tax treatment we currently enjoy would increase our tax charge

Our PRC subsidiaries are subject to the PRC corporate income tax at a standard rate of 25% on their taxable income, but in 2018 and the nine months ended September 30, 2019, preferential tax treatment was available to three of our PRC subsidiaries. Zhejiang Ebang and Hangzhou Dewang were both recognized as “High-tech Enterprises,” which allowed them to apply an income tax rate of 15% for 2018 and the nine months ended September 30, 2019. Zhejiang Ebang Information Technology Co., Ltd., or Ebang IT, was qualified as a software enterprise in 2018, and thus was entitled to a five-year tax holiday (full exemption for the first two years and a 50% reduction in the standard income tax rate for the following three years) in 2018 until its software enterprise qualification ended in 2019.

We cannot assure you that the PRC policies on preferential tax treatments will not change or that the current preferential tax treatments we enjoy or will be entitled to enjoy will not be canceled. Moreover, we cannot assure you that our PRC subsidiaries will be able to renew the same preferential tax treatments upon expiration. If any such change, cancelation or discontinuation of preferential tax treatment occurs, the relevant PRC subsidiaries will be subject to the PRC enterprise income tax, or EIT, at a rate of 25% on taxable income. As a result, the increase in our tax charge could materially and adversely affect our results of operations.

Fluctuations in exchange rates could affect our results of operations and reduce the value of your investment

We primarily operate in China. Our reporting currency is denominated in U.S. dollars. We are exposed to currency risks primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transaction relates. We are therefore subject to the risk of fluctuations in the exchange rate of U.S. dollars against Hong Kong dollars, Renminbi and Euros. The value of U.S. dollars against Hong Kong dollars, Renminbi and Euros fluctuates and is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments, as well as supply and demand in the local market. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars, U.S dollars or Euros in the future.

During the year ended December 31, 2018 and the nine months ended September 30, 2019, we incurred foreign exchange losses in our consolidated statements of operations and comprehensive loss in the amount of US$0.4 million and US$0.01 million, respectively. During the same period, we had currency translation losses of a loss in the amount of US$11.4 million and a gain in the amount of US$7.4 million, respectively, recognized in other comprehensive income. Such currency translation gains or losses resulted from exchange differences on translation of financial statements of our entities outside China, net of nil tax.

In addition, we will receive the proceeds from this offering in U.S. dollars. Should Renminbi appreciate against other currencies, the value of the proceeds from this offering and any future financings, which are to be converted from U.S. dollars or other currencies into Renminbi, would be reduced and might accordingly hinder our business development due to the reduced amount of funds raised. On the other hand, in the event of devaluation of Renminbi, the dividend payments of our company, which are to be paid in U.S. dollars after conversion of the distributable profit denominated in Renminbi, would be reduced. Hence, substantial fluctuation in the currency exchange rate of Renminbi may have a material adverse effect on our business, results of operations and financial condition and the value of your investment in the ADSs.

Changes in international trade policies and international barriers to trade may have an adverse effect on our business and expansion plans

We exported our products to a number of countries outside of the PRC and derive sales from exporting to those countries, and we intend to continue to sell our current and future products to countries outside of the PRC. Further, we rely on certain overseas suppliers, including suppliers in the United States, for the supply of certain equipment and tools, such as our electronic design automation, a development tool. Changes to trade policies, treaties and tariffs in or affecting the jurisdictions in which we operate and to which we sell our products, or the perception that these changes could occur, could adversely affect the financial and economic conditions in those jurisdictions, as well as our international sales, financial condition and results of operations.

Any global systemic economic and financial crisis could negatively affect our business, results of operations, and financial condition

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the PRC’s economic growth since 2012, which may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns over the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding the PRC. There have also been concerns about the economic effect of the tensions in the relationship between the PRC and surrounding Asian countries. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2018 and as of and for the nine months ended September 30, 2019, we and our independent registered public accounting firm identified two material weaknesses and certain other significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are related to (1) lack of sufficient controls in place to manage main raw materials purchase which led to significant inventory write-down and (2) lack of well-established credit policy for customers in place which led to significant accounts receivable and revenue write-down. We intend to implement a number of measures to address these material weaknesses and significant deficiencies in our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Relating to Conducting Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition

Substantially all of our revenues were and, in the future, are expected to be derived in China, and most of our operations, including all of our manufacturing, is conducted in China. Accordingly, our business, prospects, results of operations and financial condition may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. As a result, changes in economic conditions and government policies could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Our PRC legal system is evolving rapidly, but its current slate of laws may not be sufficient to cover all aspects of the economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of laws, regulations and rules are not always undertaken in a uniform matter and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules until sometime after the violation. Such uncertainties, including unpredictability towards the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

A severe or prolonged downturn in China’s economy could materially and adversely affect our business, financial condition and results of operations

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and the uncertain impact of “Brexit.” The growth of China’s economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially result in foreign investors exiting the China market and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. For example, sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and China’s economy. See “—We plan to increase our export of mining machines to the United States and the European Union in the future, which may be subject to high tariff rates resulting from protectionism trade policies, and as a result, our future sales volumes, profitability and results of operations will be materially and adversely affected.” Any severe or prolonged slowdown or instability in the global or China’s economy may materially and adversely affect our business, financial condition and results of operations.

We may be adversely affected by inflation or labor shortage in China

In recent years, the PRC economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.7%. While inflation has slowed in recent years with a moderate rate of 1.6% recorded in 2017, it is uncertain when the general price level may increase or decrease sharply in the future. Moreover, the significant economic growth in China has resulted in a general increase in labor costs and shortage of low-cost labor. Inflation may cause our production cost to continue to increase. If we are unable to pass on the increase in production cost to our customers, we may suffer a decrease in profitability and a loss of customers and our results of operations could be materially and adversely affected.

We may be subject to EIT on our worldwide income if our company or any of our subsidiaries were considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, or the EIT Law

Under the EIT Law and its implementation rules, enterprises established outside of the PRC with “de facto management bodies” within the PRC are considered a “resident enterprise” and will be subject to EIT at a rate of 25% on their worldwide income. The implementation rules under EIT define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the production, operation, personnel, accounting, properties, etc. of an enterprise.” The SAT promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in the PRC. On July 27, 2011, the State Administration of Taxation of the PRC, or the SAT, issued the Measures for Administration of Income Tax of Chinese Controlled Resident Enterprises Incorporated Overseas (Trial), or Circular 45, to supplement Circular 82 and other tax laws and regulations. Circular 45 clarifies certain issues relating to resident status determination. Although Circular 82 and Circular 45 apply only to offshore enterprises controlled by PRC enterprises or PRC group companies and not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 and Circular 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. A substantial majority of our senior management team is located in China. If our company or any of our subsidiaries were considered to be a PRC “resident enterprise,” we would be subject to a EIT at a rate of 25% on our worldwide income.

Dividends payable to our foreign investors and gains on the sale of the ADSs or ordinary shares by our foreign investors may become subject to PRC tax

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of the ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ADSs or ordinary shares may decline significantly.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits

In July 2014, the State Administration of Foreign Exchange of the PRC, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and its subsidiaries

We are an offshore holding company with some of our operations conducted in China. We may make loans to our PRC subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations with the National Development and Reform Commission, or the NDRC, and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (1) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (2) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (3) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (4) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident EIT. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of Shares of ADSs acquired and sold on public markets may be subject to EIT, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions that involve PRC taxable assets, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 7 or SAT Bulletin 37, or both.

We are subject to PRC restrictions on currency exchange

Some of our revenues and expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, certain of our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a part of our future net income and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the market supervision administration.

In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiary and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary or consolidated entities, we, our PRC subsidiaries or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in September 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that shall obtained an approval from the Ministry of Commerce, or the MOFCOM, in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law

The M&A Rules requires an overseas SPV formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of the ADSs on the [New York Stock Exchange/Nasdaq Global Market] because (1) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, and (2) our company acquired 100% equity interests in Hangzhou Ebang Hongfa Technology Co., Ltd., or Ebang Hongfa, which is a foreign-invested enterprise rather than a “PRC domestic company” as defined under the M&A Rules. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Risks Relating to the ADSs and This Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly. You may not be able to resell the ADSs at or above the price you paid, or at all

We intend to apply for listing of the ADSs on the [New York Stock Exchange/Nasdaq Global Market]. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and the trading price of the ADSs after this offering could decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of the ADSs.

The trading price of the ADSs may be volatile, which could result in substantial losses to investors

The trading price of the ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price

Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be                            ADSs (equivalent to                            ordinary shares) outstanding immediately after this offering, or                            ADSs (equivalent to                            ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our officers, directors and existing shareholders have agreed not to sell any of our ordinary shares or the ADSs or are otherwise subject to similar lockup restrictions for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the ADSs for return on your investment

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution

If you purchase the ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$                            per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between (1) our pro forma net tangible book value per ADS of US$                            as of September 30, 2019, after giving effect to this offering and (2) the initial public offering price of US$                            per ADS. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of the ADSs or our ordinary shares

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income or the “income test”; or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the “asset test.” Based on the current and expected composition of our income and assets and value of our assets (taking into account the expected cash proceeds from this offering) and projections as to the value of the ADSs and ordinary shares following this offering, we do not presently expect to be a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation— Material U.S. Federal Income Tax Considerations”) holds the ADSs or our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs

We have adopted an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the relevant listing standards

As a Cayman Islands company listed on the [New York Stock Exchange/Nasdaq Global Market], we are subject to the [New York Stock Exchange/Nasdaq Stock Market] listing standards. However, the [New York Stock Exchange/Nasdaq Stock Market] listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [New York Stock Exchange/Nasdaq Stock Market] listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the relevant listing standards applicable to U.S. domestic issuers.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Law, 2018 of the Cayman Islands, or the ES Law, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Law. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Law, we believe that our company, Ebang International Holdings Inc., is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our company, Ebang International Holdings Inc., is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (1) comply with all applicable filing requirements under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands; and (2) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Law. Uncertainties over the interpretation and implementation of the ES Law may have an adverse impact on our business and operations.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable

We are a Cayman Islands company and the majority of our assets are located outside of the United States. The most significant portion of our operations is conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons may be located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Participation in this offering by our existing principal shareholders and their affiliates would reduce the available public float for the ADSs

Certain existing principal shareholders and their affiliates subscribed for, and have been allocated by the underwriters, an aggregate of                          ADSs in this offering at the initial public offering price and on the same terms as the other ADSs being offered, representing approximately                          % of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. The purchase of the ADSs by these entities in this offering may reduce the liquidity of the ADSs relative to what it would have been had these ADSs been purchased by other investors.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the [New York Stock Exchange/Nasdaq Global Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares

As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting is ten clear days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

●	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of the ADSs are limited by the terms of the deposit agreement

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under federal securities laws in federal courts. Furthermore, if you are unsuccessful in such arbitration, you may be responsible for the fees of the arbitrator and other costs incurred by the parties in connection with such arbitration pursuant to the deposit agreement. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Description of American Depositary Shares” for more information.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you

The depositary of the ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of becoming a public company, particularly after we cease to qualify as an “emerging growth company”

Upon the completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [New York Stock Exchange/Nasdaq Global Market], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us

This prospectus, in particular the industry data reproduced from Frost & Sullivan, contains certain data and information that have been derived from third-party reports, either commissioned by us or publicly accessible, and other publicly available sources. Statistical data in these sources of information also include projections based on a number of assumptions. The countries where we operate property markets may not grow at the rate projected by such statistical data, or at all. The failure of our industry to grow at the projected rate may have a material adverse effect on our business. In addition, the complex and changing nature of the broad macroeconomic factors discussed in this Prospectus may result in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in such third-party publications and reports. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein was believed to be reliable, but do not guarantee the accuracy and completeness of such information. You should therefore not place undue reliance on such information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our current expectations and views of future events, which are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this prospectus relate to, among other things:

●	our goals and strategies;

●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers and business partners;

●	the trends in, expected growth in and market size of the blockchain industry and the telecommunications industry in China and globally;

●	our ability to maintain and enhance our market position;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations, in particular in the blockchain industry and the telecommunications industry;

●	relevant governmental policies and regulations relating to our businesses and industry;

●	competitive environment, competitive landscape and potential competitor behavior in our industry; overall industry outlook in our industry;

●	our ability to attract, train and retain executives and other employees;

●	our proposed use of proceeds from this offering;

●	the development of the global financial and capital markets;

●	fluctuations in inflation, interest rates and exchange rates;

●	general business, political, social and economic conditions in China and the overseas markets we have business; and

●	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations and our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains information derived from government and private publications. These publications include forward-looking statements, which are subject to risks, uncertainties and assumptions. Although we believe the data and information to be reliable, we have not independently verified the accuracy or completeness of the data and information contained in these publications. Statistical data in these publications also include projections based on a number of assumptions. The blockchain industry and the telecommunications industry may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of the blockchain industry and the telecommunications industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. See “Risk Factors—Risks Relating to the ADSs and This Offering—Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.” Therefore, you should not place undue reliance on these statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements in this prospectus are made based on events and information as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may materially differ from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$          million, or approximately US$                    million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$                    per ADS, the mid-point of the estimated range of the initial public offering price set forth on the front cover of this prospectus.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$                 per ADS would increase (decrease) the net proceeds to us from this offering by US$                 million, or by US$                  if the underwriters exercise their option to purchase additional ADSs in full, assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our ordinary shares in the form of ADSs for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

●	approximately US$ million for our development and introduction of new mining machines;

●	approximately US$ million for corporate branding and marketing activities;

●	approximately US$ million for expansion of overseas business and new businesses; and

●	the remainder of the net proceeds for general corporate purposes, which may include working capital needs and other corporate uses.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of this offering. However, our management will have significant flexibility and discretion in applying the net proceeds of this offering. Unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term, interest-bearing debt instruments or bank deposits.

As an offshore holding company, under PRC laws and regulations, we are only permitted to use the net proceeds of this offering to provide loans or make capital contributions to our PRC subsidiaries. Provided that we make the necessary registrations with government authorities and obtain the required governmental approvals, we may extend inter-company loans or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital requirements.

We may not be able to make such registrations or obtain such approvals in a timely manner, or at all. See “Risk Factors—Risks Relating to Conducting Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

DIVIDEND POLICY

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any plans to declare or pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends distributed by our subsidiaries in the PRC and Hong Kong for our cash requirements, including distribution of dividends to our shareholders. Dividends distributed by our PRC subsidiaries are subject to PRC taxes.

In addition, PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us and only allow a PRC company to pay dividends out of its accumulated distributable after-tax profits as determined in accordance with its articles of association and the PRC accounting standards and regulations. See “Risk Factors—Risks Relating to Conducting Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits” and “Regulation—Regulatory Overview of the PRC—Laws and Regulations Relating to Taxation—Tax on Dividends.”

To the extent we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying ordinary shares represented by the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders who will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2019 presented on:

●	an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale by us of ordinary shares represented by the ADSs offered in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise by the underwriters of their option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the front cover of this prospectus.

You should read this table in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus:

	As of September 30, 2019
	Actual	As Adjusted(1)
	US$	US$
	(in thousands, except for share data)
Shareholder’s equity
Ordinary shares (HK$0.001 par value; 380,000,000 shares authorized; 111,771,000 shares issued and outstanding as of September 30, 2019)	14
Additional paid-in capital(2)	23,888
Statutory reserves	10,624
Accumulated other comprehensive loss	(506)
Accumulative deficit	(19,669)
Non-controlling interest	5,114
Total shareholder’s equity(2)	19,465
Total capitalization(2)	19,465

(1)	The as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Assuming the number of ADSs offered by us as set forth on the front cover of this prospectus remains the same, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS, which is the mid-point of the estimated range of the initial public offering price set forth on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity, and total capitalization by US$ million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results because the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, which represent the amount of our total consolidated assets, excluding intangible assets and deferred initial public offering expenses, less total consolidated liabilities. Our net tangible book value as of September 30, 2019 was approximately US$15.6 million, or US$0.14 per ordinary share and US$                   per ADS.

Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$                   per ordinary share, which is the mid-point of the estimated range of the initial public offering price set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after September 30, 2019, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$                   per ADS, the mid-point of the estimated range of the initial public offering price set forth on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise by the underwriters of their option to purchase additional ADSs, our pro forma net tangible book value as of September 30, 2019 would have been US$                   million, or US$                   per ordinary share, including the underlying ordinary shares represented by the outstanding ADSs, and US$                   per ADS. This represents an immediate increase in net tangible book value of US$                   per ordinary share and US$                   per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$                   per ordinary share and US$                   per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per ordinary share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of September 30, 2019	US$	US$
Pro forma net tangible book value after giving effect to this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed public offering price of US$                   per ADS would increase (decrease) our pro forma net tangible book value after giving effect to this offering by US$                   , the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$                   per ordinary share and US$                   per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$                   per ordinary share and US$                   per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus and assuming no exercise by the underwriters of their option to purchase additional ADSs, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of September 30, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include the underlying ordinary shares represented by the ADSs issuable upon the exercise of the underwriters’ option to purchase additional ADSs.

	Ordinary Shares Purchased		Total Consideration			Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
(US$ in thousands, except number of shares and percentages)
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$
Total		100.0%	US$	100.0%

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

●	the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

We conduct substantially all of our operations outside the United States, and substantially all of our assets are located outside the United States. Substantially all of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed                    , located at                         , as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Conyers Dill & Pearman, our counsel as to Cayman Islands law has advised us that there is uncertainty as to whether the courts in the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands laws, has further advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature.

The PRC

Jingtian & Gongcheng has advised us that the PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

The PRC does not have any treaties or other agreements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or our ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Corporate History

In January 2010, Mr. Dong Hu, our chairman of board of directors and chief executive officer, founded Zhejiang Ebang Communication Technology Co., Ltd., or Zhejiang Ebang, which established Zhejiang Ebang Information Technology Co., Ltd., or Ebang IT, to conduct development and sales of communications network access devices and related equipment. In early 2014, in view of the burgeoning opportunities in the blockchain industry, we began to conduct research and feasibility studies on the blockchain business and develop blockchain computing equipment. In August 2015, Zhejiang Ebang was listed in China on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ. In August 2016, we acquired 51.05% of the equity interest in Hangzhou Dewang Information Technology Co., Ltd., or Hangzhou Dewang, through our capital injection in Hangzhou Dewang. In March 2018, Zhejiang Ebang was delisted from the NEEQ in preparation for the reorganization.

On May 17, 2018, we incorporated Ebang International Holdings Inc., our holding company, as an exempted company with limited liability in the Cayman Islands. In 2018, we underwent a series of corporate reorganization for our initial public offering, including incorporation of our company as the listing vehicle, incorporation of our oversea holding companies and issuance of shares to shareholders of Ebang Hongfa to reflect their respective shareholdings before the reorganization. We completed the reorganization in May 2018.

Corporate Structure

Ebang International Holdings Inc. is a holding company incorporated in Cayman Islands which does not have substantive operations. We conduct our businesses through our subsidiaries. Our principal subsidiaries consist of the following entities (in chronological order based on their dates of incorporation):

●	Zhejiang Ebang Communication Technology Co., Ltd., or Zhejiang Ebang, our majority-owned subsidiary and an onshore holding company established in the PRC on January 21, 2010 principally for holding our businesses in the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Zhejiang Ebang Information Technology Co., Ltd., or Ebang IT, our majority-owned subsidiary and an operating entity established in the PRC on August 11, 2010 principally for the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Hangzhou Dewang Information Technology Co., Ltd., or Hangzhou Dewang, our majority-owned subsidiary and an operating entity established in the PRC on December 31, 2015 principally for the design and manufacture of blockchain chips;

●	Hong Kong Bite Co., Ltd., or HK Bite, our wholly-owned subsidiary and an operating entity established in Hong Kong on February 12, 2016 principally for the trading of blockchain chips;

●	Yunnan Ebang Information Technology Co., Ltd., or Yunnan Ebang, our majority-owned subsidiary and an operating entity established in the PRC on June 28, 2016 principally for the assembly line of blockchain processing equipment and warehouse;

●	Wuhai Ebang Information Technology Co., Ltd., or Wuhai Ebang, our wholly-owned subsidiary and an operating entity established in the PRC on September 18, 2017 principally for the assembly line of blockchain processing equipment; and

●	Hangzhou Ebang Jusheng Technology Co., Ltd., or Ebang Jusheng, our wholly-owned subsidiary and an operating entity established in the PRC on January 3, 2018 principally for the trading of telecommunications and blockchain processing equipment.

As of the date of this prospectus, we conduct our business operations primarily through 15 subsidiaries.

The chart below summarizes our corporate structure and identifies the principal subsidiaries described above as of the date of this prospectus:

(1) The remaining 48.95% equity interest is owned by Huzhou Meiman Investment Management LLP, an unaffiliated third party.

(2) The remaining 0.0036% equity interest is owned by an unaffiliated individual.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations and comprehensive loss data and cash flow data for the year ended December 31, 2018 and the nine months ended September 30, 2019 and summary consolidated balance sheets data as of December 31, 2018 and September 30, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with the U.S. GAAP. Our historical results are not necessarily indicative of results for any future period.

Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Selected Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31, 2018	Nine months Ended September 30, 2019
	US$	US$
	(in thousands)
Revenues	319,042	52,523
Product sales – Bitcoin mining machines and related accessories	307,127	38,532
Product sales – telecommunications	3,730	2,464
Service – management and maintenance	8,185	11,527
Cost of revenues	(294,596)	(97,648)
Gross profit (loss)	24,446	(45,124)
Operating expenses (income):
Selling expenses	4,096	812
General and administrative expenses	51,411	14,050
Value-added tax refund	(27,368)	(7)
Total operating expenses	28,139	14,855
Loss from operations	(3,693)	(59,979)
Other income (expenses):
Interest income	454	199
Interest expense	(921)	(1,483)
Other income	1,140	154
Government grants	799	6,183
Other expenses	(8,693)	(524)
Total other income (expense)	(7,222)	4,529
Loss before income tax provisions	(10,915)	(55,450)
Income tax provisions	900	289
Net loss	(11,814)	(55,739)
Less: net income (loss) attributable to non-controlling interest	494	(1,147)
Net loss attributable to Ebang International Holdings Inc.	(12,308)	(54,593)

Selected Consolidated Balance Sheets

	As of December 31, 2018	As of September 30, 2019
	US$	US$
	(in thousands)
Current assets:
Cash and cash equivalents	9,998	2,375
Restricted cash, current	7,272	2,291
Short-term investment	-	127
Accounts receivable, net	21,577	13,441
Advance to suppliers	2,627	27,356
Inventory, net	66,269	19,510
VAT recoverables	16,099	21,691
Prepayments	797	8,099
Other current assets, net	396	274
Total current assets	125,033	95,164
Non-current assets:
Property, plant and equipment, net	16,998	11,245
Intangible assets, net	4,700	3,850
Total non-current assets	24,426	17,331
Total assets	149,459	112,495
Accounts payable	43,630	12,292
Note payable	7,725	-
Accrued liabilities and other payables	8,319	13,221
Loans due within one year, less unamortized debt issuance costs	15,314	5,401
Advance from customers	2,010	45,498
Total current liabilities	76,998	77,763
Total non-current liabilities	4,629	15,267
Total liabilities	81,627	93,029
Total shareholders’ equity	67,832	19,465
Total liabilities and shareholders’ equity	149,459	112,495

Selected Consolidated Statements of Cash Flow

	Year Ended December 31, 2018	Nine months Ended September 30, 2019
	US$	US$
	(in thousands)
Net cash flows used in operating activities	(108,232)	(19,257)
Net cash flows used in investing activities	(6,285)	(949)
Net cash flows provided by financing activities	13,960	109
Net decrease in cash, cash equivalents and restricted cash	(113,528)	(14,775)
Cash, cash equivalents and restricted cash at the beginning of the year/period	133,009	19,481
Cash, cash equivalents and restricted cash at the end of the year/period	19,481	4,706

Key Operating Data

The following table sets forth the sales volume and average selling prices per unit generated by our different Bitcoin mining machines for the periods indicated:

	Year Ended December 31,		Nine months Ended September 30,
	2018		2019
	Sales Volume	Average Selling Price per Unit	Sales Volume	Average Selling Price per Unit
	(set)	(US$)	(set)	(US$)
Ebit E9+	139,764	721	-	-
Ebit E9 series(1)	320,520	129	76,045	126
Ebit E10 series(2)	44,815	3,676	86,910	330
Ebit E12	-	-	65	1,139
Total	505,099	607	163,020	235

(1)	Mainly include Ebit E9.1, Ebit E9.2, Ebit E9.3, Ebit E9.5, Ebit E9i and Ebit E9i+ mining machines.

(2)	Mainly include Ebit E10 and Ebit E10+ series mining machines, including Ebit E10.1, Ebit E10.2, Ebit E10.3 and Ebit E10.5.

The following table sets forth the total computing power sold and average selling prices per Thash of our Bitcoin mining machines expressed in terms of computing power for the periods indicated:

	Year Ended December 31,		Nine months Ended September 30,
	2018		2019
	Total Computing Power Sold	Average Selling Price per Thash	Total Computing Power Sold	Average Selling Price per Thash
	(Thash/s)	(US$)	(Thash/s)	(US$)
Ebit E9+	1,257,876	80	-	-
Ebit E9 series(1)	2,996,713	14	1,081,112	9
Ebit E10 series(2)	806,670	204	1,761,666	16
Ebit E12	-	-	2,860	26
Total	5,061,259	61	2,845,638	13

(1)	Mainly include Ebit E9.1, Ebit E9.2, Ebit E9.3, Ebit E9.5, Ebit E9i and Ebit E9i+ mining machines.

(2)	Mainly include Ebit E10 and Ebit E10+ series mining machines, including Ebit E10.1, Ebit E10.2, Ebit E10.3 and Ebit E10.5.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations and financial condition in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We are a leading ASIC chip design company and a leading manufacturer of high performance Bitcoin mining machines, according to the F&S report. We have strong ASIC chip design capability underpinned by nearly a decade of industry experience and expertise in the telecommunications business. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC chips, established access to third-party wafer foundry capacity and a proven in-house capability to produce blockchain and telecommunications products, according to the F&S report. We have dedicated our technology and efforts to ASIC applications for Bitcoin mining machines and were one of the world’s top three Bitcoin mining machine producers in terms of global market share in the first half of 2019, as measured by sales volume (8.6% global market share) and computing power sold (7.9% global market share), according to the F&S report.

We are a pioneer in researching and developing ASIC chip technology used in blockchain applications in China. We are also one of the earliest contract manufacturers of Bitcoin mining machines in China to own proprietary ASIC chips, according to the F&S report. Our Ebit E10 model, launched in December 2017, was the first commercially available mining machine to use 10 nm ASIC chips among major mining machine producers, according to the F&S report. Our latest commercialized Ebit E12 series mining machines, which incorporate the most recent iteration of our proprietary 10 nm ASIC chips, are capable of a hash rate of up to 50 TH/s and achieves a computing power efficiency of 57W/TH. We have completed the design of our 8 nm ASIC chips and 7 nm ASIC chips and expect to mass-produce our proprietary 8 nm ASIC chips in the second quarter of 2020. We currently focus on developing our proprietary 5 nm ASIC chips and mining machines for non-Bitcoin cryptocurrencies such as Litecoin and Monero. We will continue to devote significant resources to new technological innovations in blockchain technology.

We generate revenues primarily from our blockchain products business, which comprises sales of mining machines and related modules and accessories, and provision of mining machine hosting services. Our revenues were US$319.0 million and US$52.5 million in 2018 and the nine months ended September 30, 2019, respectively. We had gross profit of US$24.4 million and gross loss of US$45.1 million in 2018 and the nine months ended September 30, 2019, respectively. We had net losses of US$11.8 million and US$55.7 million in 2018 and the nine months ended September 30, 2019, respectively.

Key Factors Affecting Our Results of Operations

In addition to the general factors affecting the Chinese and global economy and our industry, our results of operations and financial condition are affected by a number of industry- and company-specific factors, including those set out below:

Fluctuation of Bitcoin price and expected economic returns on Bitcoin mining activities

Our revenues primarily consist of proceeds of sales of Bitcoin mining machines, which are, in general, determined by the demand and pricing of our Bitcoin mining machines. An increase in the economic return of Bitcoin mining activities would generally stimulate the demand and average selling price for our Bitcoin mining machines, and vice versa. An increase in the Bitcoin price is the most significant factor that could increase the expected economic returns generated by Bitcoin mining activities. Other factors that may increase the economic return of Bitcoin mining activities include, among others, increase in transaction fees, decrease in electricity costs or other operating costs, increase in computing power and efficiency of mining machines, reduction of difficulties of mining activities and increase in number of Bitcoin awarded for mining activities.

Historically, fluctuation of the Bitcoin price significantly affected our results of operations and financial condition; in particular, a significant drop in Bitcoin price resulted in a material negative effect on results of operation. We generated revenues of US$307.1 million from our blockchain products business in 2018, mainly attributable to the increase in user needs for mining machines with better performance in terms of computing power, efficiency and heat radiation, among others, and the general increase in market demand in response to high Bitcoin price in 2017. Due to the significant drop in the average Bitcoin price in 2018 and the first quarter of 2019, we generated revenues of US$38.5 million from our blockchain products business for the nine months ended September 30, 2019. In addition, our results of operations also generally lag behind the change of the Bitcoin price. Historically, a strong increase in the Bitcoin price in late 2017 drove the significant increase in both the demand for and the average selling price of our Bitcoin mining machines in the first half of 2018, and a sudden decrease in the Bitcoin price in the fourth quarter of 2018 led to a lower demand and average selling price of Bitcoin mining machines in late 2018 and the first quarter of 2019. As the Bitcoin price remained relatively low throughout the first quarter of 2019 and only started to recover in the second quarter of 2019, we continued to experience low demand for our Bitcoin mining machines in response to a low selling price in the nine months ended September 30, 2019. This trend is expected to reverse as the average price of Bitcoins started to recover in the second quarter of 2019, although it is expected to continue to fluctuate.

A decrease in the Bitcoin price and expected economic returns of Bitcoin mining activities may also lead to increase in inventory write-down, credit sales and write-down of advances to suppliers as a result of stagnant demand and decrease in average selling price for our Bitcoin mining machines, which may significantly affect our gross margin and extend the billing cycle of our products. Due to the significant decrease of the average Bitcoin price in 2018 and the first quarter of 2019, we recorded write-down for the potentially obsolete, slow-moving inventory and lower or cost or market adjustment of US$61.8 million and US$7.5 million in 2018 and the nine months ended September 30, 2019, respectively, and recorded net loss of US$11.8 million and US$55.7 million for the same periods, respectively. Such Bitcoin price drop also led to our offering of credit sales to certain significant, long-standing customers in China, instead of full prepayment before delivery of products. We may also recognize contract liabilities as revenues in the subsequent reporting periods. In 2018 and the nine months ended September 30, 2019, we recognized US$121.6 million and US$0.1 million of contract liabilities as revenues, respectively. As of December 31, 2018 and September 30, 2019, we recorded contract liabilities of US$2.0 million and US$45.5 million, respectively, which was the advances from customers.

Bitcoin price fluctuated significantly in the past few years and resulted in a corresponding fluctuation in our sale of Bitcoin mining machines. We expect that the Bitcoin price may continue to fluctuate in the future, and as such, we would expect to continue to experience a significant corresponding fluctuation in both sales volumes and average selling prices of Bitcoin mining machines, as well as write-down of inventory, which may erode our profitability in the case of a significant Bitcoin price drop.

Market demand for our mining machines and development of blockchain technology and cryptocurrency markets, especially Bitcoin market

Our current blockchain product is designed for Bitcoin mining. According to the F&S report, sales of Bitcoin computing hardware, the majority of which comprise sales of Bitcoin mining machines, have surged at a CAGR of 111.0% from approximately US$0.2 billion in 2014 to approximately US$3.2 billion in 2018 and are expected to further increase at a CAGR of 8.2% to approximately US$4.8 billion in 2023. Because market demand is dependent on the development of the blockchain technology, as well as innovations in cryptocurrency applications, our results of operations will significantly depend on our ability to keep pace with market demand to attract new customers or retain existing customers as well as to maintain or increase our market share. Our results of operations will also be significantly affected by developments in overall blockchain technology and cryptocurrency markets, and in particular, the Bitcoin market. The Bitcoin market may be affected by various factors, including, among others the Bitcoin price and expected return on Bitcoin related activities such as mining and trading, different views regarding the decentralized nature of cryptocurrencies, acceptance of cryptocurrencies as an investment instrument as well as a currency for payment, competing cryptocurrencies to Bitcoin, and changes in the Bitcoin algorithm and the mechanism of mining.

Performance and cost of our products

The pricing of and demand for our Bitcoin mining machines are closely related to their performance. In general, more advanced process technologies, such as the 7 nm and 8 nm process technology we designed, can accommodate designs that produce ASICs with higher power efficiency. The introduction of new process and design technologies also enables us to gradually lower the production costs of ASICs with comparable computing power. However, the application of such process technologies also commands high initial setup costs, particularly when the new production techniques first become available, which translates to higher per unit costs. We are in the process of designing 5 nm process technology. As a result, our new generation ASICs using the most advanced process technologies will need to achieve strong sales in order to justify the initial setup costs of the new production techniques and maintain our profitability. At the same time, as the most advanced production capabilities of IC foundries ramp up, the initial high unit cost for IC fabrication may also decrease, which will likely translate to lower fabrication costs and a positive effect on our business, results of operations and financial condition.

Competitiveness in research and development

We are a leading ASIC chip design company, and research and development is key to the success of our blockchain and telecommunications products. Our research and development expenses were US$43.5 million and US$10.2 million in 2018 and the nine months ended September 30, 2019, respectively. We continue to focus on enhancing our product planning and research and development capabilities to enable us to introduce or improve products that can well address evolving customer needs in a timely manner. As existing competitors may introduce new technologies or provide more competitive offerings and more companies may enter the market to compete with us, competition may intensify in the future and consequently our competitiveness and market share may be affected. As a result, our ability to continue offering new and enhanced ASIC chips for Bitcoin mining as well as competitive products and technologies will have a significant impact on our results of operations.

Regulatory environment

We sell mining machines to customers in China and overseas markets. In 2018 and the nine months ended September 30, 2019, we generated most of our revenues in our blockchain products business from customers in China. We intend to grow our overseas sales in the future. In addition, we also intend to expand into certain new business, such as cryptocurrency mining business. As such, we need to make efforts and incur costs to comply with laws and regulations relating to our business in various jurisdictions. We are subject to certain regulatory uncertainties. See “Risk Factors—Risks Relating to Our Business and Industry—Adverse changes in the regulatory environment in the PRC market could have a material adverse impact on our blockchain products business” and “Risk Factors—Risks Relating to Our Business and Industry—The current regulatory environment in foreign markets, and any adverse changes in that environment, could have a material adverse impact on our blockchain products business.” If the PRC government or a government in any other jurisdiction changes its policy or regulations to prevent or limit the development of Bitcoin or cryptocurrencies generally, the price of Bitcoin as well as the demand for our mining machines would decrease and our business operations and financial results could be adversely affected. Therefore, our ability to comply with government policies and regulations, and to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations and our overall results of operations.

Production capacity

As a fabless IC design company, we outsource the fabrication process of our ICs to third-party foundry partners, and we outsource the testing and packaging process to third-party testing and packaging partners. We work closely with a limited number of such production partners. We have access to two of the world’s leading wafer foundries. We are also in discussions with another two of the world’s major wafer foundries, in hopes to diversify our supplier sources. We cannot guarantee that it will be able to meet our manufacturing requirements or capacity or that it will not raise its prices. As a result, our ability to quickly respond to market demand and meet production timelines, as well as to price our products competitively, is highly dependent on our collaboration with third-party production partners. If our production partners are unable to meet our production capacity requirements or deliver products that meet our quality standards on a timely basis, our results of operations will be adversely affected. We may also incur significant cash outflow at the early stages of our production process because we are required to make prepayments to some of our third-party production partners to secure their production capacity beforehand, which may affect our liquidity position. In addition, any failure by our third-party production partners to perform their obligations in a timely manner may subject us to counterparty risk and make it difficult or impossible for us to fulfill our customers’ orders, which would harm our reputation and negatively affect our business, results of operations and financial condition.

With our long-established experience and know-how in producing telecommunications products, we have established in-house production capabilities to conduct PCB assembly and system assembly for both mining machines and a wide range of telecommunications products. The volume of our in-house production facilities to conduct PCB assembly and system assembly is largely dictated by the production capacity of our SMT production lines in Hangzhou. We also outsourced some of our production to third-party subcontractors to meet our additional production needs. Our future growth will depend, in part, on our ability to maintain efficient operations at our existing production facilities, our ability to expand our production capacity as needed and the performance of our subcontractors when we are required to outsource part of our production. We seek sufficient production capacity and effectively adjust our production equipment to produce different types of products. We are currently expanding our production capacity by constructing new production facilities, which we expect will increase our capital expenditures and affect our results of operations. Our future growth and results of operations will be affected by our investment in and continual maintenance and upgrading of production facilities.

Expansion and diversification of our product offerings

Our blockchain products business has contributed most of our revenues in the past. We intend to diversify our offerings and achieve more stable performance by expanding into the upstream and downstream markets of the blockchain technology and cryptocurrency industry value chain. We believe the success of our new businesses will be key drivers for our stable and sustainable growth for the future periods. We intend to commence a cryptocurrency mining business by the third quarter of 2020, the success of which depends on many factors, such as the advance of computing efficiency, the fluctuation of cryptocurrency prices and the popularity of cryptocurrencies in real economy. We also intend to explore the application of blockchain technology into non-cryptocurrency industries, such as the financial services and healthcare industries. Although we have accumulated extensive industry experience and knowledge in cryptocurrency and blockchain technology industries, we have never entered into such industries. As a result, our ability to apply our accumulated industry knowledge and operational experience to these new businesses will be critical to our future business growth and prospects. Commencement of new businesses, however, may also incur significant cost and experience a prolonged ramp-up period. If any adverse development in such new businesses arises, our results of operations and prospects may be significantly and negatively affected.

Product mix

We develop, manufacture and sell a range of blockchain and telecommunications products. The sales of blockchain products accounted for 96.3% and 73.4% of our total revenues for 2018 and the nine months ended September 30, 2019, respectively, and the sales of telecommunications products accounted for 1.2% and 4.7% of our total revenues for 2018 and the nine months ended September 30, 2019, respectively. Results of our blockchain products business experienced significant fluctuation in response to the fluctuation on the Bitcoin price. Our profitability and financial performance could be affected by the mix of products manufactured and sold in a particular period.

Results of Operations

The following table sets forth our selected consolidated profit or loss data, both in absolute amount and as a percentage of total revenue, for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31, 2018	Nine months Ended September 30, 2019
	US$	US$
	(in thousands)
Revenues	319,042	52,523
Product sales – Bitcoin mining machines and related accessories	307,127	38,532
Product sales – telecommunications	3,730	2,464
Service – management and maintenance	8,185	11,527
Cost of revenues	(294,596)	(97,648)
Gross profit (loss)	24,446	(45,124)

	Year Ended December 31, 2018	Nine months Ended September 30, 2019
	US$	US$
	(in thousands)
Operating expenses (income):
Selling expenses	4,096	812
General and administrative expenses	51,411	14,050
Value-added tax refund	(27,368)	(7)
Total operating expenses	28,139	14,855
Loss from operations	(3,693)	(59,979)
Other income (expenses):
Interest income	454	199
Interest expense	(921)	(1,483)
Other income	1,140	154
Government grants	799	6,183
Other expenses	(8,693)	(524)
Total other income (expense)	(7,222)	4,529
Loss before income tax provisions	(10,915)	(55,450)
Income tax provisions	900	289
Net loss	(11,814)	(55,739)
Less: net income (loss) attributable to non-controlling interest	494	(1,147)
Net loss attributable to Ebang International Holdings Inc.	(12,308)	(54,593)

Revenues

Revenues represent the sales of goods supplied and services provided to customers in our blockchain products and telecommunications businesses, and provision of services to our customers, primarily mining machine hosting services. We generated revenues primarily from our blockchain products business, mainly including sales of Bitcoin mining machines and related accessories and mining machine hosting services. Although the revenue contribution from our blockchain products business decreased for the nine months ended September 30, 2019 as compared to 2018, primarily due to significant drop in the average Bitcoin price in the fourth quarter of 2018 and the first quarter of 2019, we expect our revenues will continue to be generated primarily from our blockchain products business in the next few years.

The following table sets forth the breakdown of our revenues by category, both in absolute amount and as a percentage of total revenues for each category for the periods indicated:

	Year Ended December 31, 2018		Nine Months Ended September 30, 2019
	US$	%	US$	%
	(in thousands, except percentages)
Product sales – Bitcoin mining machines and related accessories	307,127	96.3	38,532	73.4
Product sales – telecommunications	3,730	1.2	2,464	4.7
Service – management and maintenance(1)	8,185	2.6	11,527	21.9
Total	319,042	100.0	52,523	100.0

(1)	Primarily includes service fee of mining machine hosting services and maintenance services. The breakdown of service revenues is set forth below for the periods indicated:

	Year Ended December 31, 2018		Nine Months Ended September 30, 2019
	US$	%	US$	%
	(in thousands, except percentages)
Mining machine hosting services	7,692	94.0	11,463	99.4
Maintenance services and others	493	6.0	64	0.6
Total	8,185	100.0	11,527	100.0

In 2018 and the nine months ended September 30, 2019, we generated a significant portion of our revenues from sales in China. Only a small proportion of our revenues was generated from sales to customers located in other countries and regions, including exports to Hong Kong, the United States, Central Asia and Southeast Asia. The following table sets forth the breakdown of our revenues by geographical location of our customers, both in absolute amount and as a percentage of total revenue, for the periods indicated:

	Year Ended December 31, 2018		Nine Months Ended September 30, 2019
	US$	%	US$	%
	(in thousands, except percentages)
China	291,523	91.4	43,453	82.7
Overseas(1)	27,518	8.6	9,070	17.3
Total	319,042	100.0	52,523	100.0

(1)	Includes sales to Hong Kong.

Product Sales – Bitcoin Mining Machines and Related Accessories

Revenues from sales of blockchain products primarily comprises sales of Bitcoin mining machines and related modules and accessories. We generated substantially all of our revenue from sales of Bitcoin mining machines in 2018 and the nine months ended September 30, 2019. Revenues from sales of our Bitcoin mining machines are primary affected by the number of Bitcoin mining machines sold and their average selling price. The following table sets forth the breakdown of sales volume and average selling price (per unit) of mining machines delivered for the periods indicated:

	Year Ended December 31, 2018			Nine Months Ended September 30, 2019
	Revenue	Sales volume	Average selling price per unit	Revenue	Sales volume	Average selling price per unit
	(US$ in thousands)	(Unit)	(US$)	(US$ in thousands)	(Unit)	(US$)
Mining machines:
Ebit E9+	100,756	139,764	721	-	-	-
Ebit E9 Series(1)	41,198	320,520	129	9,598	76,045	126
Ebit E10 Series(2)	164,749	44,815	3,676	28,671	86,910	330
Ebit E12	-	-	-	74	65	1,139
Total(3)	306,703	505,099	607	38,343	163,020	235

(1)	Mainly include Ebit E9.1, Ebit E9.2, Ebit E9.3, Ebit E9.5, Ebit E9i and Ebit E9i+ series
(2)	Mainly include Ebit E10 and Ebit E10+ series, including Ebit E10.1, Ebit E10.2, Ebit E10.3 and Ebit E10.5
(3)	Exclude revenues from sales of in-process mining machines.

The average selling price of our Bitcoin mining machines changes from period to period and is primarily affected by the Bitcoin price and expected economic returns on Bitcoin mining activities, and the performance of the mining machines.

The Bitcoin price and expected economic returns on Bitcoin mining activities could significant affect the demand of mining machines and in turn the average selling price of Bitcoin mining machines. See “—Key Factors Affecting Our Results of Operations” for details of factors affecting economic return on Bitcoin mining activities and the market demands. Particularly, a significant fluctuation in Bitcoin price in a short period of time could significantly reverse the trend of average selling price of Bitcoin mining machines in certain periods of time. For example, a significant drop in the Bitcoin price in 2018 and the first quarter of 2019 significantly reduced the average selling price of Bitcoin mining machines in the same periods; this was particularly the case for much lower average selling price of our Ebit E10+ series products released after the Bitcoin price drop versus the average selling price prior to the drop, despite their superior computing power.

In addition, the average selling price is also significantly affected by the performance of the Bitcoin mining machines. The following table sets forth the revenue, total computing power sold and average selling price (per TH/s) of our own brand mining machines for the periods indicated:

	Year Ended December 31, 2018			Nine Months Ended September 30, 2019
	Revenue	Total computing power sold	Average selling price per TH/s	Revenue	Total computing power sold	Average selling price per TH/s
	(US$ in thousands)	(TH/s)	(US$)	(US$ in thousands)	(TH/s)	(US$)
Mining machines:
Ebit E9+	100,756	1,257,876	80	-	-	-
Ebit E9 Series(1)	41,198	2,996,713	14	9,598	1,081,112	9
Ebit E10 Series(2)	164,749	806,670	204	28,671	1,761,666	16
Ebit E12	-	-	-	74	2,860	26
Total(3)	306,703	5,061,259	61	38,343	2,845,638	13

(1)	Mainly include Ebit E9.1, Ebit E9.2, Ebit E9.3, Ebit E9.5, Ebit E9i and Ebit E9i+ series
(2)	Mainly include Ebit E10 and Ebit E10+ series, including Ebit E10.1, Ebit E10.2, Ebit E10.3 and Ebit E10.5
(3)	Exclude revenues from sales of in-process mining machines.

In general, the average selling price of our Bitcoin mining machines in terms of computing power decreases as a result of the overall technology advancement that led to a lower unit cost. New models launched in the markets generally exert downward pressure on prices of existing models. We typically price our Bitcoin mining machine based on their computing power and reduce the price of the previous generation when we introduce a new generation with higher computing power. For example, the average selling price of our most advanced Ebit 12 mining machine was much higher than the previous generations of Ebit 9 series and Ebit 10 series.

Product Sales –Telecommunications

Revenues from our telecommunications business primarily comprises sales of fiber-optic communication access devices and enterprise convergent terminals. We also produce and sell a small portion of related parts and accessories. In 2018 and nine months ended September 30, 2019, revenues from sales of fiber-optic communication access devices were 91.6% and 91.0% of our total revenues from sales of telecommunications products. Sales of our telecommunications products are primarily driven by the demand from the major telecommunications service providers in China as end users, which accounts for 80.8% and 78.3% of our total revenues for sales of telecommunications products. Sales of telecommunications products could also be affected by any adjustment of our business focus and sales and marketing efforts from time to time. Changes in the mix of our telecommunications products sold could also affect the gross profit margin in the telecommunications business.

Service - Management and Maintenance

Revenues from our management and maintenance services include service fees for provision of mining machine hosting services to our customers, primarily buyers of our Bitcoin mining machines, and provision of maintenance and other services.

We generate substantially all of these service revenues from mining machine hosting services. In 2018 and the nine months ended September 30, 2019, revenues from provision of mining machine hosting services was US$7.7 million and US$11.5 million, representing 94% and 99.4% of our total service revenues, respectively. Revenues from mining machine hosting services mainly include hosting service fees we charge to our customers, which is primarily calculated based on the amount of power consumption (the number of kWh) and the average service fee per kWh. The average service fee per kWh is primarily affected by the utility cost. In 2018 and nine months ended September 30, 2019, the average service fee per kWh was generally US$0.01.

Cost of Revenues

Cost of revenues for our mining machines and telecommunications products represents costs and expenses directly attributable to the manufacture of our products sold and delivered, which primarily comprises costs of (1) raw materials, components and parts including wafers; (2) production overhead, including mainly packaging and testing costs, subcontracting cost, amortization and depreciation of intangible assets, production equipment and utilities; (3) direct labor including cost to our production staff and outsourced production workers; and (4) inventory write-down due to the significant decrease of the average Bitcoin price in 2018 and the first quarter of 2019 and in turn a significant decrease in the selling price of our Bitcoin mining machines. In 2018 and the nine months ended September 30, 2019, we recorded write-down for the potentially obsolete, slow-moving inventories and lower or cost or market adjustment of US$61.8 million and US$7.5 million, respectively.

Our average cost of mining machine per unit primarily comprise and is mainly affected by the unit cost of wafer, number of ASIC chips used, and the types and costs of other components included in or sold with the mining machines. The average per unit cost of wafers is affected by our purchase volume and technology advancement. We generally incur higher per unit cost for models with better performance. In 2018 and nine months ended September 30, 2019, the average cost of our mining machine per unit was US$565 and US$531, respectively.

Cost of revenues for mining machine hosting services provided by us primarily consists of space leasing fees, infrastructure and equipment related expense, utility expenses and salaries paid to related staffs.

The following table sets forth the breakdown of our cost of revenues by category, both in absolute amount and as a percentage of the cost of revenues, for the periods indicated:

	Year Ended December 31, 2018		Nine Months Ended September 30, 2019
	US$	%	US$	%
	(in thousands, except percentages)
Product sales – Bitcoin mining machines and related accessories	285,435	96.9	86,618	88.7
Product sales – telecommunications	1,472	0.5	1,261	1.3
Service – management and maintenance	7,689	2.6	9,768	10.0
Total	294,596	100.0	97,648	100.0

Gross Profit/Loss

Our gross profit of sales of Bitcoin mining machines are primarily affected by Bitcoin prices, which have a significant effect on the average selling price of our products, and, to a lesser extent, the average per unit production costs of our Bitcoin mining machines, which in turn resulted in a much lower demand and average selling price of our Bitcoin mining machines, thereby leading to lower revenues. A decrease in the Bitcoin price and expected economic returns of Bitcoin mining activities could lead to increase in write-down for the potentially obsolete, slow-moving inventories and lower or cost or market adjustment and write-down for advances to suppliers as a result of stagnant demand and decrease in average selling price for our Bitcoin. Due to the significant decrease of the average Bitcoin price in 2018 and the first quarter of 2019 and in turn a significant decrease in the selling price of our Bitcoin mining machines, we recorded write-down for the potentially obsolete, slow-moving inventories and lower or cost or market adjustment of US$61.8 million and US$7.5 million in 2018 and the nine months ended September 30, 2019, respectively. Our gross profit and gross profit margin of mining machine hosting services provided by us are primarily affected by the average service fees we charge our customers. See “—Results of Operations—Revenues—Service—Management and Maintenance” for factors that could affect the average service fee.

Our gross profit and gross profit margin of sales of telecommunications products are primarily affected by the market price of the product and our cost of revenues.

The following table sets forth our gross profit and gross profit margin by category for the periods indicated:

	Year Ended December 31, 2018	Nine Months Ended September 30, 2019
	Gross Profit (Loss)	Gross Profit (Loss)
	US$	US$
	(in thousands)
Product sales – Bitcoin mining machines and related accessories	21,692	(48,086)
Product sales – telecommunications	2,257	1,203
Service – management and maintenance	497	1,759
Total	24,446	(45,124)

Operating Expenses/Income

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the periods indicated:

	Year Ended December 31, 2018		Nine Months Ended September 30, 2019
	US$	%	US$	%
	(in thousands, except percentages)
Selling expenses	4,096	14.6	812	5.5
General and administrative expenses(1)	51,411	182.7	14,050	94.6
Tax refund(2)	(27,368)	(97.3)	(7)	(0)
Total operating expenses	28,139	100.0	14,855	100.0

(1)	Include research and development expenses and other general and administrative expenses. See “—Results of Operations—Operating Expenses/Income—General and Administrative Expenses” for details.
(2)	Include primarily non-recurring value-added tax refund granted by local governmental authorities for the software incorporated in our mining machines.

Selling expenses

Selling expenses include (1) sales service costs incurred from provision of customer services; (2) traveling costs of our sales and marketing staff and transportation costs for delivery of blockchain and telecommunications products; and (3) salaries and benefits of our sales and marketing staff; and (4) others, such as conference costs and lease payment for our sales office. The following table sets forth the breakdown of selling expenses, both in absolute amount and as a percentage of the total selling expenses, for the periods indicated:

	Year Ended December 31, 2018		Nine months Ended September 30, 2019
	US$	%	US$	%
	(in thousands, except percentages)
Traveling and transportation costs	1,595	38.9	111	13.7
Staff salaries and benefits	602	14.7	411	50.7
Customer service costs	1,771	43.2	89	11.0
Others	128	3.1	200	24.6
Total	4,096	100.0	812	100.0

General and administrative expenses

General and administrative expenses primarily include research and development expenses and administrative expenses. Administrative expenses include primarily (1) professional fees, mainly legal service fees and consultant service fees for provision of financing and listing related services to us; (2) salaries and benefits of our management, finance, operations and other staff and outsourced administrative staff; (3) other miscellaneous administrative expenses, such as communication expenses, technical services fees and rental and office expenses; and (4) amortization primarily relating to intangible assets. The following table sets forth the breakdown of general and administrative expenses, both in absolute amount and as a percentage of the total general and administrative expenses, for the periods indicated:

	Year Ended December 31,		Nine months Ended September 30,
	2018		2019
	US$	%	US$	%
	(in thousands, except percentages)
Research and development expenses	43,489	84.6	10,247	72.9
Staff salaries and benefits	1,780	3.5	942	6.7
Rental and office expenses	957	1.9	252	1.8
Depreciation	130	0.3	98	0.7
Entertainment expenses	431	0.8	67	0.5
Amortization	610	1.2	443	3.2
Professional fees	3,931	7.6	1,973	14.0
Utilities	63	0.1	29	0.2
Bad debt expense	20	0.0	0	-
Total	51,411	100.0	14,050	100.0

Research and development expenses primarily include (1) production and procurement expenses for producing prototypes and procuring tools for IC chip design; (2) technical expenses, primarily comprising outsourcing research and development expenses relating to development of certain non-core technologies for our mining machines and telecommunications products, such as wafer fabrication and packaging and testing for ASIC chips, design of user interface, management and structural module and secondary development of certain modules and software development; (3) salaries and benefits of our research and development staff; and (4) depreciation and amortization of non-patent technology. The following table sets forth the breakdown of research and development expenses, both in absolute amount and as a percentage of the total research and development expenses, for the periods indicated:

	Year Ended December 31,		Nine months Ended September 30,
	2018		2019
	US$	%	US$	%
	(in thousands, except percentages)
Production and procurement expenses	32,957	75.8	5,166	50.4
Technical expenses	3,960	9.1	844	8.2
Staff salaries and benefits	4,179	9.6	2,416	23.6
Depreciation and amortization	1,955	4.5	1,657	16.2
Traveling expenses	338	0.8	83	0.8
Rental expenses	95	0.2	77	0.7
Others	5	0.0	3	0.0
Total	43,489	100.0	10,247	100.0

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and our primary business operations are conducted through our subsidiaries. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains arising in Cayman Islands. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Certain of our subsidiaries are incorporated in the British Virgin Islands, or the BVI. Under the current laws of the BVI, our subsidiaries in the BVI are not subject to tax on income or capital gain, In addition, payments of dividend by these subsidiaries to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Our subsidiaries in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Our Hong Kong subsidiaries did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

Our subsidiaries in the PRC are subject to EIT on their taxable income in accordance with the relevant EIT Law. Pursuant to the EIT Law, which became effective on January 1, 2008 and was amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises, or FIEs and domestic enterprises, except where a special preferential rate applies. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. EIT grants preferential tax treatment to certain High and New Technology Enterprises, or HNTEs. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Zhejiang Ebang obtained the “high-tech enterprise” tax status in November 2017, which reduced its statutory income tax rate to 15% from November 2017 to November 2020. Hangzhou Dewang obtained the “high-tech enterprise” tax status in November 2018, which reduced its statutory income tax rate to 15% from November 2018 to November 2021. In addition, Ebang IT, was qualified as a software enterprise in 2018, and thus was entitled to a five-year tax holiday (full exemption for the first two years and a 50% reduction in the statutory income tax rate for the following three years) in 2018 until its software enterprise qualification ended in 2019.

We were subject to value-added tax, or VAT, at a rate of 17% for the period from beginning of 2018 till end of April 2018, of 16% from May 2018 to the end of March 2019, and of 13% since April 2019 on the gross sales price of our products, less any deductible VAT we have already paid or borne. Entities that are VAT general taxpayers may offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT, and is recorded as VAT recoverable if input VAT is larger than output VAT. All the VAT returns filed by our subsidiaries in China, have been and remain subject to examination by the tax authorities. Zhejiang Ebang and Ebang IT are qualified as enterprises of selling self-developed software products and enjoying an tax refund for the excess of 3% of their actual tax burden after the VAT is levied at the 17% or 16% tax rate since April 2016.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entities satisfy all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiaries would be subject to withholding tax at the preferential rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC EIT purposes, a number of unfavorable PRC tax consequences could follow. See “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to EIT on our worldwide income if our company or any of our subsidiaries were considered a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, or the EIT Law.”

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions.

The consolidated financial statements include the financial statements of our company and our subsidiaries for which we or a subsidiary of ours is the primary beneficiary.

Revenue Recognition

We have adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. Value-added tax that we collect concurrent with revenue-producing activities is excluded from revenue.

Product Revenue

We generate revenue primarily from the sales of Bitcoin mining machines and related accessories directly to a customer, such as a business or individual engaged in Bitcoin mining activities. We recognize product revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by or shipped to our customers.

We also generate revenue from the sales of telecommunications products directly to a customer, such as a business or individual engaged in telecommunications businesses. We recognize revenue at a point in time when products are delivered and customer acceptance is made.

We elected to account for shipping and handling fees that occur after the customers have obtained control of goods, for instance, free onboard shipping point arrangements, as a fulfilment cost and accrues for such costs.

Service Revenue

We also generate a small portion of revenue from management and maintenance services under separate contracts. Revenue from management and maintenance services include service fees for provision of mining machine hosting services to our customers, and provision of maintenance service. Revenue from the maintenance service to the customer is recognized at a point in time when services are provided. Revenue from the management service to the customer is recognized as the performance obligation is satisfied over time over the service period.

Revenue Disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. We operate in a single operating segment that includes the selling of Bitcoin mining machines and related accessories, telecommunications products and provision of management and maintenance services.

Contract Liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods or services to the customer or other conditions under the terms of a sales contract. As of December 31, 2018 and September 30, 2019, we recorded contract liabilities of US$2.0 million and US$45.5 million, respectively, which was presented as the advances from customers on the accompanying consolidated balance sheets. In 2018 and the nine months ended September 30, 2019, we recognized US$121.6 million and US$0.1 million of contract liabilities as revenue, respectively.

Inventories, net

Inventory consists of finished goods, work in process and raw materials. Inventory is stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. We take ownership, risks and rewards of the products purchased.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts.

We maintain an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts taking into consideration various factors including but not limited to historical collection experience and creditworthiness of the debtors as well as the age of the individual receivables balance. Additionally, we make specific bad debt provisions based on any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability.

Advances to Suppliers

Advances to suppliers are cash deposited for future inventory purchases, and are determined by management that such advances will not be in receipts of inventory or refundable, we will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2018 and September 30, 2019, no such indication available and no allowance was recognized.

Prepayments

Prepayments are mainly consisted of prepaid income tax.

Selling and Handling Expenses

Selling and handling costs are expensed as incurred and included in selling expenses. Selling and handling costs was US$1.2 million and US$0.06 million in 2018 and the nine months ended September 30, 2019, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of research and development expenses, salary and welfare for general and administrative personnel, rental expenses, depreciation and amortization in associated with general and administrative personnel, allowance for doubtful receivables, entertainment expense, general office expense and professional service fees. We recognize research and development expenses as expense when incurred. Research and development expenses was US$43.5 million and US$10.2 million in 2018 and the nine months ended September 30, 2019, respectively.

Operating Leases

Prior to the adoption of ASC 842 on January 1, 2019, leases including, mainly leases of factory buildings, offices and employee dormitories where substantially all the rewards and risks of ownership of assets remain with the lessor, are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. We had no finance leases for any of the periods stated herein.

Since the adoption of ASC 842 on January 1, 2019, we determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use, or ROU assets, operating lease liability, and operating lease liability, non-current in our consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, we include options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As our leases do not provide an implicit rate, we used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We have elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (1) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, we elected not to apply ASC 842 recognition requirements; and (2) we elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, equity contributions from our shareholders and borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of September 30, 2019, our cash and cash equivalents were US$2.4 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, money market funds, and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and have original maturities of less than three months.

In 2018, we entered into several short-term credit loan agreements with a commercial bank in China with an aggregate principal amount of approximately US$10.9 million at an interest rate ranging from 4.35% to 6.5250% per annum for our working capital purpose. We fully repaid the principal and interests as of September 30, 2019. In 2019, we also borrowed an interest-free credit loan with aggregate principal amount of US$1.05 million from a relative of Mr. Dong Hu, which was fully repaid in June 2019. In the nine months ended September 30, 2019, we also obtained several loans from Hong Kong Dewang Limited, a related party, with an aggregate principal amount of HK$116.2 million (US$14.9 million) at an interest rate of 4.7500% per annum. The maturity dates of these loans ranges from June 5, 2022 to September 30, 2022. As of September 30, 2019, the aggregate outstanding principal amount of such loans was US$14.9 million.

In 2018, we entered into a facility agreement with an amount up to HK$117.7 million with HTI Advisory Company Limited (formerly known as Haitong International Credit Company Limited) for the purpose of our reorganization. We drew down a loan in Hong Kong dollars with a principal amount equivalent to US$13.2 million under this facility. The maturity date of the facility agreement was January 10, 2020, and the effective interest rate is 8.6641% per annum. The facility was secured by all of the assets, rights, title, interests and benefits of HK Ebang Technology, our shares owned by Top Max Limited, a company wholly-owned by Mr. Dong Hu, and personal guarantee by Mr. Dong Hu, our controlling shareholder and executive director. We fully repaid the loan and released the securities thereunder in January 2020.

In October 2019, our subsidiary, HK Ebang Technology, entered into a long-term credit loan with Hong Kong Dewang Limited, a related party, with a principal amount of US$2.78 million at an interest rate of 4.75% per annuum, the expiration date of which is September 30, 2022. In January 2020, HK Ebang Technology, entered into an additional long-term credit loan with Hong Kong Dewang Limited with a principal amount of US$4.85 million at an interest rate of 4.75% per annuum, the expiration date of which is January 7, 2023, respectively.

The weighted average interest rate for all of our borrowings was approximately 7.37% and 14.92% per annum in 2018 and the nine months ended September 30, 2019, respectively.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this prospectus. We intend to use portion of the net proceeds from this offering to fund our operations over the next 12 months. See “Use of Proceeds.” However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Year Ended December 31, 2018	Nine months Ended September 30, 2019
	US$	US$
	(in thousands)
Net cash flows used in operating activities	(108,232)	(19,257)
Net cash flows used in investing activities	(6,285)	(949)
Net cash flows provided by financing activities	13,960	109
Net decrease in cash, cash equivalents and restricted cash	(113,528)	(14,775)
Cash, cash equivalents and restricted cash at the beginning of the year/period	133,009	19,481
Cash, cash equivalents and restricted cash at the end of the year/period	19,481	4,706

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2019 was US$19.3 million, which primarily reflected our net loss of US$55.7 million as mainly adjusted for (1) depreciation and amortization expenses of US$7.5 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower or cost or market adjustment of US$7.5 million and (3) changes in working capital. Adjustment for changes in working capital primarily consisted of (1) an increase of US$45.2 million in advances from customers, (2) a decrease of US$41.3 million in inventory of outsourced work in progress and raw materials due to the reduced amount of mining machine orders received and anticipated for our mining machines in response to significant drop in the Bitcoin price in the fourth quarter of 2018 and the first quarter of 2019, (3) a decrease of US$31.6 million in accounts payable, (4) an increase of US$24.8 million in advances to suppliers.

Net cash used in operating activities for the 2018 was US$108.2 million, which primarily reflected our net loss of US$11.8 million as mainly adjusted for (1) depreciation and amortization expenses of US$4.8 million, (2) write-down for the potentially obsolete, slow-moving inventories and lower or cost or market adjustment of US$61.8 million and (3) changes in working capital. Adjustment for changes in working capital primarily consisted of (1) a decrease of US$181.8 million in advances from customers, (2) a decrease of US$121.1 million in advances to suppliers, and (3) an increase of US$83.7 million in inventory.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2019 was US$0.9 million, mainly attributable to purchase of property, plant and equipment of US$0.8 million and cash paid for short-term investment of US$0.1 million.

Net cash used in investing activities for 2018 was US$6.3 million, mainly attributable to purchase of property, plant and equipment of US$5.9 million and purchase of intangible assets of US$0.4 million.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2019 was US$0.1 million, mainly attributable to proceeds from loans from related parties of US$14.9 million and proceeds from short-term loans of US$7.1 million, partially offset by repayment of short-term loans of US$14.1 million and repayment of long-term loans of US$7.7 million.

Net cash provided by financing activities for 2018 was US$14.0 million, mainly attributable to proceeds from long-term loans of US$13.2 million and proceeds from short-term loans of US$10.9 million, partially offset by capital distribution to owners of US$6.5 million and repayments of short-term loans of US$3.8 million.

Capital Expenditures

We made capital expenditures of US$6.3 million and US$0.8 million in 2018 and the nine months ended September 30, 2019, respectively. In these periods, our capital expenditures were mainly used for (1) procurement of equipment such as molds and machinery for the expansion of production capacity and upgrading of production facilities, (2) addition of intangible assets such as software and non-patent technology, and (3) prepaid land lease payments in connection with our land located in the PRC.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business, including for construction of production facilities and procurement of photomask, mold and various intellectual properties.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2018 and as of and for the nine months ended September 30, 2019, we and our independent registered public accounting firm identified two material weaknesses and certain significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to (1) lack of sufficient controls in place to manage main raw materials purchase which led to significant inventory write-down and (2) lack of well-established credit policy for customers in place which led to significant accounts receivable and revenue write-off.

We intend to undertake measures to improve our internal control over financial reporting to address the material weaknesses and significant deficiencies identified, including: (1) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) establishing effective oversight and clarifying reporting policies and procedures for raw material purchase to reduce inventory write-down, (4) establishing effective credit policy for customers in place to reduce the amount of accounts receivable and revenue write-down, and (5) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control.

However, we cannot assure you that we will remediate our material weaknesses and other significant deficiencies in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of September 30, 2019:

	Payment Schedule
	Total	Remaining of 2019	by 2020	by 2021	More than two Years
	US$	US$	US$	US$	US$
	(in thousands)
Operating lease commitment	1,275.4	265.3	617.2	392.9	-
Total	1,275.4	265.3	617.2	392.9	-

Off Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Ebang International Holdings Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in the PRC and one subsidiary in Hong Kong. As a result, Ebang International Holdings Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries in the PRC and one subsidiary in Hong Kong. If our existing PRC and Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our non-foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Quantitative and Qualitative Disclosures about Market Risks

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Liquidity Risk

Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. See “—Liquidity and Capital Resources” for details.

Currency Risk

Our operations are primarily in China. Our reporting currency is denominated in U.S. dollars. We are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in a currency other than the functional currency of the operations to which the transactions relate. Thus, our revenues and results of operations may be impacted by exchange rate fluctuations between RMB, Hong Kong dollars, Euros and U.S. dollars. We incurred foreign currency translation loss of US$11.4 million in 2018 and gain of US$7.4 million in the nine months ended September 30, 2019, as a result of changes in the exchange rate.

Inflation

To date, inflation in China and Hong Kong has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018 and 2019 were increases of 1.9% and 4.5%, respectively, and according to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2018 and 2019 were increases of 2.5% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China or Hong Kong experiences higher rates of inflation in the future.

Recently Adopted or Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)” and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and November 2017 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-13, and ASU 2017-14 (collectively, including ASU 2014-09, “ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Effective January 1, 2018, we adopted the standard using the full retrospective method, which required us to adjust each prior reporting period presented. The adoption of ASC 606 did not have a material impact on our previously reported consolidated financial statements in any prior period nor did it result in a cumulative effect adjustment to retained earnings.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance or implementation guidance including ASU 2017-13, 2018-01, 2018-10, 2018-11, 2018-20 and 2019-01 (collectively, including ASU 2016-02, “ASC 842”), which supersedes the lease accounting requirements in ASC Topic 840, Leases. ASC 842 provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. On January 1, 2019, we adopted ASC 842, using the modified retrospective method. We elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. We elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, allows us to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. We elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. We recognized lease expenses for such leases on a straight-line basis over the lease term. In addition, we elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease. The primary impact of applying ASC 842 is the initial recognition of US$810,832 of lease liabilities and US$759,645 of right-of-use assets on our consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC 840, as well as enhanced disclosure of our leasing arrangements. We do not have finance lease arrangements as of September 30, 2019.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. On January 1, 2018, we adopted this guidance on a retrospective basis and has applied the changes to the consolidated statement of cash flows starting from the year ended December 31, 2018.

In August 2018, the FASB, issued ASU No. 2018-13,Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The amendments in this Update modify the disclosure requirements on fair value measurements based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the potential impacts of ASU 2018-13 on our consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU 2019-12 simplifies the accounting for income taxes by removing exceptions within the general principles of Topic 740 regarding the calculation of deferred tax liabilities, the incremental approach for intraperiod tax allocation, and calculating income taxes in an interim period. In addition, the ASU adds clarifications to the accounting for franchise tax (or similar tax), which is partially based on income, evaluating tax basis of goodwill recognized from a business combination, and reflecting the effect of any enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. We are currently evaluating the potential impacts of ASU 2019-12 on our consolidated financial statements.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our financial statements.

INDUSTRY OVERVIEW

The information presented in this section has been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry and our market position. We refer to this report as the F&S report. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

The Blockchain Industry

Blockchain Technology

Blockchain technology was first introduced in 2008. A blockchain is a shared digital ledger that records transactions in a peer-to-peer network. The entire ledger is distributed to all members in the network that validate the transactions based on algorithms built into that particular blockchain system. The network must reach a consensus regarding validating the requested transaction. Upon verification, the ledger permanently records transactions in a sequential chain of blocks which are linked by cryptography. The ledger can be maintained without any central authority. Because the entire blockchain is distributed and available to all computing hardware in the network, blockchain technology allows for transparent and unified transactions and can be applied to various industries and activities such as financial services, digital identity identification and authentication, property transactions, smart contracts, supply chain communication and others. The diagram below illustrates how new transactions are recorded in blockchain:

The transaction request (Step 1) and verification of the request (Steps 2 and 3) are secured by cryptography, a method for storing and transmitting data under encryption, which allows the network to verify the identity of the person requesting the transaction. Adding a new block (Steps 4 and 5) requires solving a complicated math puzzle created by a cryptographic algorithm. Because of the complexity of the puzzle, answers are found by computing trial-and-error guesses, or hashes. The first participant to answer the puzzle is able to add a block to the chain. The answer is included in the block’s information, which then forms part of the math puzzle for the next block, thus creating a “chain.”

The market interest in developing blockchain technology has been growing in recent years. Top global financial institutions and funds have been investing in or working with blockchain start-up companies or testing blockchain projects for their own use. In 2013, there were 90 known deals involving blockchain and US$98 million in disclosed funding for blockchain investments. This increased considerably to 380 known deals and US$3.9 billion in disclosed funding in 2018.

Key Drivers for the Blockchain Market

There has been increasing adoption of blockchain technology in various applications, such as cryptocurrency and AI. The key drivers for the continuing development of the blockchain market include:

●	Advantages and wide application of blockchain. Blockchain technology offers a novel method of recording transactions and information with certain advantages such as better transparency, data security and lower costs. The technology can be applied in various areas including digital identification, transactions authentication, financial settlement and digital currencies. The advantages, wide application and potential of the technology have been driving more awareness, research efforts and investment into the technology and has been, and is expected to continue to be, a main driver of growth in the industry.

●	Demand for blockchain-related hardware infrastructure. The wide application and development of blockchain technology drives the demand of blockchain-related hardware infrastructure, including mining machines. The industry has seen rapid technological advancement in the development of cutting-edge ASIC chips with smaller transistors, leading to substantial increases in computing power and energy efficiency. The continuous development and adoption of the blockchain technology will require the support of matching hardware infrastructure and are expected to continue to drive the development and demand for blockchain-related hardware.

●	Economic return on cryptocurrency mining activities. The development of blockchain technology has resulted in more awareness in the technology and cryptocurrencies. The rise of the price of Bitcoin in 2016 and 2017 resulted in a substantial increase in cryptocurrency mining activities during the same period. Despite recent market fluctuations of major cryptocurrencies in 2018, cryptocurrency mining remains profitable for many miners. Cryptocurrency mining activities will continue to be a driver for the demand for Bitcoin mining machines.

The Cryptocurrency Industry

Cryptocurrencies

Blockchain technology was first utilized for Bitcoin, a cryptocurrency that is created and managed through advanced encryption techniques. Cryptocurrency using blockchain has a number of special properties that differentiate it from traditional fiat currencies: (1) irreversible, as verified transactions once added to the blockchain become very difficult to undo, (2) pseudonymous, as transactions and accounts are not linked to real-world identities, (3) secure, as users access their accounts and transactions through private cryptographic keys which cannot be deciphered from public information and (4) global, as transactions are not limited by physical location. These are some of the reasons why cryptocurrencies have been increasingly adopted by users globally.

Different cryptocurrencies utilize different algorithms and cryptographies to optimize for certain traits such as faster processing times or greater accessibility. Some are aimed at solely functioning as a currency to purchase goods and services, while others are geared towards supporting a specific blockchain platform, such as smart contracts. Aside from its intended uses, some cryptocurrencies may be held as an asset to be traded based on its valuation.

As of December 31, 2019, there were 5,035 cryptocurrencies in circulation with a total aggregate market capitalization of approximately US$193.4 billion, which represented a 48.5% increase from approximately US$130.2 billion as of December 31, 2018. The largest cryptocurrency, Bitcoin, accounted for approximately 68.2% of the market capitalization of all cryptocurrencies, or approximately US$131.9 billion. The graph below shows the total aggregate market capitalization for all cryptocurrencies from the beginning of 2014 through December 2019:

Total Market Capitalization of Total Cryptocurrency and Bitcoin, 2014-2019

Note: The figures represent the market capitalization by December 31 of each year.

Source: F&S report

The table below shows the market capitalization and price information of selected major cryptocurrencies as of December 31, 2019:

Type of Cryptocurrency	Market Capitalization	Price	Highest Price in Prior Year	Lowest Price in Prior Year	% Change over December 2019
	US$	US$	US$	US$
	(in billions)
Bitcoin (BTC)	131.9	7,193.6	13,796.5	3,391.0	(5.0)%
Ethereum (ETH)	14.1	129.6	361.4	102.9	(15.0)%
Litecoin (LTC)	2.6	41.3	146.4	30.1	(12.9)%
Bitcoin Cash (BCH)	3.7	204.6	522.1	108.1	(7)%
Dash (DASH)	0.4	41.2	187.5	39.0	(25.4)%

Source: F&S report

Set out below are the historical price and trading volume charts of Bitcoin for the periods indicated:

Average Price and Trading Volume of Bitcoin, January 2015-June 2019

Cryptocurrency Industry Value Chain

The cryptocurrency industry consists of five major elements, including hardware supply, operation of mining farm, operation of mining farms, trading and payment. Hardware suppliers mainly focus on mining IC design and mining machine manufacture as well as sales of mining machines. Mining farms usually refer to physical mining sites where operators offer customers custodian services for their mining hardware or provide computing power rental services. Operation of mining pools refers to services that enable miners to contribute their computing power and split mining rewards. Trading refers to services provided by cryptocurrency exchanges for consumers to buy and sell cryptocurrency. Payment refers to services provided by Bitcoin payment processors, which enables merchants and businesses to receive payments in Bitcoins from individuals for goods sold and services rendered.

The graph below illustrates the cryptocurrency industry value chain and key players:

The Cryptocurrency Mining Market

Cryptocurrency Mining

Blockchains rely on the computing hardware participating across the network to verify transactions and add to the blockchain. For cryptocurrency blockchains, network members which participate in the verification process may be rewarded with a certain amount of the cryptocurrency, which is commonly referred to as “mining.”

Mining serves both to add transactions to the blockchain and to release new cryptocurrency in circulation. The mining process involves compiling recent transactions into blocks and attempting to solve a computationally difficult puzzle. The first participant who solves the puzzle gets to place the next block on the blockchain and claim the rewards. The rewards incentivize mining and include both the transaction fees (paid to the miner in the form of cryptocurrency) as well as the newly released cryptocurrency.

The supply of a cryptocurrency may be capped or limited. For example, the total supply of Bitcoins is fixed at 21 million, and 18.1 million Bitcoins, or more than 86.2% of the total supply, had been awarded as of December 31, 2019. The number of Bitcoins awarded for solving a block in the verification process halves approximately every four years, and the next Bitcoin halving is expected to happen at the end of May 2020. While Bitcoin miners currently rely on newly released Bitcoins for reward, most of the revenue will be generated from Bitcoin transaction fees in the long run due to the reduction in Bitcoin supply. The table below shows certain information relating to Bitcoin mining activities for the years indicated:

Year	Bitcoins Awarded During the Year	Bitcoins Released at Year End	Average Bitcoins per Block		Total Mining Revenue
					(US$ million)
2013	1,585,175	12,195,400	25.0		307.0
2014	1,472,425	13,667,825	25.0		789.8
2015	1,358,275	15,026,100	25.0		375.0
2016	1,047,513	16,073,613	19.1	(1)	571.0
2017	698,912	16,772,525	12.5		3,332.6
2018	681,325	17,453,850	12.5		5,508.6
2019	678,025	18,131,875	12.5		5,172.9

(1)	The Bitcoin reward halved in July 2016.

Source: F&S report

Aside from mining rewards, transaction fees are a major form of incentive for participation in Bitcoin verification processes. Bitcoin users may offer to pay a discretionary Bitcoin-denominated transaction fee to the network member who solves the block and adds that user’s transaction to the blockchain to incentivize prioritizing that user’s transaction. The amount of transaction fee has historically been lower than the value of the mining reward. As the number of Bitcoins awarded for solving a block decreases over time, it is expected that the economic incentives for network members to continue to contribute computing power for the Bitcoin blockchain may shift over time from the award of newly released Bitcoins to Bitcoin-denominated transaction fees.

The cryptocurrency mining market is sensitive to changes in regulatory regimes. Regulators around the globe have taken different approaches toward the cryptocurrency industry in general. Countries such as China, the United States and Canada have shown cautionary encouragement toward the cryptocurrency industry, while countries such as Sweden and Iceland are on the more positive end. Currently, countries with the most active cryptocurrency mining and trading activities have not ruled cryptocurrency mining illegal.

As cryptocurrency gains popularity, an increasing number of people have joined the mining activities, causing the competition to intensify and the mining cost to increase, which in turn gives advantages to large mining farms that can lower the marginal cost with the benefit of economies of scale. An increasing number of miners choose to purchase computing power from mining farms, which are able to free them from physically operating their mining machines and lower their operating costs. Intensified mining competition of Bitcoin also causes the mining activities of other alternative cryptocurrencies such as Litecoin and Monero to increase, representing a new growth opportunity for the cryptocurrency mining industry.

Bitcoin Mining Machines

Bitcoin mining can be done by the average computer but, over time, specialized Bitcoin mining machines have been developed to more efficiently conduct these transactions. Network members are therefore incentivized to optimize their participation and may purchase Bitcoin mining machines rather than just using existing computers. Many network members operate large pools of Bitcoin mining machines for the purpose of increasing their computing power and sharing Bitcoin mining rewards.

Market demand for Bitcoin mining machines is primarily driven by the expected economic return on Bitcoin mining, which is generally affected by various factors, including the following:

●	Bitcoin Price. Increased Bitcoin price drives up the demand for Bitcoin mining machines, and vice versa. The price of Bitcoin has experienced significant fluctuation and may continue to fluctuate in the future. Any future fluctuation of the price of Bitcoin will add uncertainty to the economic return on Bitcoin mining.

●	Bitcoin mining rewards and network transaction fees. Bitcoin miners receive Bitcoins as a reward upon solving a block in the blockchain, and such reward is expected to halve approximately every four years. Bitcoin miners may also receive network transactions fees as a form of incentive for participation in the Bitcoin verification process. Future decreases in such rewards would negatively affect the economic return of Bitcoin mining.

●	Bitcoin mining machine performance. Performance of a Bitcoin mining machine is determined by its computing efficiency. Technological advancement such as development of ASIC chips with smaller transistors (from 28 nm to 7 nm) will lead to an increase in computing power and lower the energy consumption per TH, thus resulting in enhanced performance of a Bitcoin mining machine and higher economic return on Bitcoin mining. In general, the ASIC chips with smaller transistors are more advantageous in computing efficiency compared to ASIC chips with larger transistors.

●	Mining difficulty. The Bitcoin blockchain adjusts its mining difficulty based on the overall computing power of the Bitcoin network. Increased mining difficulty requires Bitcoin miners to upgrade their mining equipment to get ahead of other miners, and thus creates demand for better Bitcoin mining machines. However, if mining becomes so difficult that profiting is infeasible, Bitcoin miners may shut down their mining machines and give up on mining.

●	Electricity cost. Electricity cost is the major operating cost for Bitcoin mining. If the electricity price rises to a level so that the return from Bitcoin mining cannot justify the cost, the market interest in Bitcoin mining will decrease.

●	Regulations. Cryptocurrency industry has caught the attention of regulators in many countries. If the regulation on Bitcoin mining or the cryptocurrency industry in general tightens up, the market interest in Bitcoin and Bitcoin mining may decline.

In recent years, sales of Bitcoin mining machines have increased as a result of the increasing adoption of blockchain technology and interest in cryptocurrencies, particularly when cryptocurrency prices increased. Sales of Bitcoin computing hardware, the majority of which comprise sales of Bitcoin mining machines, have surged at a CAGR of 110.0% from approximately US$0.2 billion in 2014 to approximately US$3.0 billion in 2018 and are expected to further increase at a CAGR of 8.2% to approximately US$4.4 billion in 2023.

The graph below shows the growth of sales of Bitcoin mining machines globally for the periods indicated:

Source: F&S report

The prices of Bitcoin mining machines fluctuate as they are closely correlated with the price of Bitcoin. which is a key factor influencing the economic returns on mining activities. The graph below shows the correlation between the average selling price of mining hardware and the price of Bitcoin mining machines for the periods indicated:

Correlation between the average selling price of mining machines and the price of Bitcoin

Note: The chart above is limited to mainstream mining machines which refer to Bitcoin mining machines sold by major mining machine manufacturers.

Source: F&S report

During the period from 2012 to 2019, the hash rate of the Bitcoin network continuously increased in general, despite some small fluctuations. In September 2013, the hash rate of the Bitcoin network surpassed 1PH/s for the first time. At the beginning of 2016, it has already increased above 1EH/s, which was mainly driven by the significant increase of Bitcoin mining hardware and the investment enthusiasm of Bitcoin. As of the end of June 2018, the hash rate of Bitcoin network has reached approximately 40EH/s. In 2019, the Bitcoin hash rate experienced a general increase and roughly met its previous peak in June. The graph below shows the hash rate of Bitcoin mining machines for the periods indicated:

Correlation between Bitcoin price and Bitcoin hash rate, January 2012-June 2019

Source: F&S report

Key performance metrics of Bitcoin mining machines typically include the following:

●	Computing power. Computing power determines how quickly a Bitcoin mining machine can process a transaction, and is also known as the “hash rate” or “hash power.” It is evaluated both at the maximum level of computing power and its ability to maintain that level of power. Users may form mining pools with multiple Bitcoin mining machines to increase their collective hash power.

●	Efficiency. Another key property of Bitcoin mining machines is efficiency, which refers to the amount of power used in relation to the computing power. An efficient Bitcoin mining machine needs to have computing power that is sufficient to generate rewards greater than the cost of the power consumed.

●	Heat reduction. Because Bitcoin mining machines use a great deal of power, heat reduction is a concern since users may need to expend extra energy costs to keep the Bitcoin mining machines cool enough to avoid overheating.

●	Others. Other factors that users may consider include the size and weight of the Bitcoin mining machine, its noise level and whether it is complicated to assemble.

Competitive Landscape of the Bitcoin Mining Machine Market

The global Bitcoin mining machine market is dominated by three major Bitcoin mining machine producers, which are all China-based companies together accounting for 96.4% of the total sales revenue and 94.9% of the total computing power sold globally in the first half of 2019. Ebang was one of the world’s top three Bitcoin mining machine producers in terms of global market share in the first half of 2019, as measured by sales volume (8.6% global market share) and computing power sold (7.9% global market share), according to the F&S report.

The Integrated Circuit Industry

Integrated Circuits, or ICs are small wafers, usually made of silicon, which hold transistors, resistors and capacitors to perform calculations and store data. ICs form an essential component of virtually all electronic devices, enabling fundamental advances in computing, communication, transportation and countless other applications. According to the F&S report, the global sales revenue of the IC industry increased from US$277.3 billion in 2014 to US$401.6 billion in 2018, representing a CAGR of 12.4%, and the overall sales revenue of the IC industry in China increase from US$45.6 billion in 2014 to US$98.7 billion in 2018, representing a CAGR of 21.3%, and is expected to reach US$193.8 billion by 2023 at a CAGR of 14.4%.

Although many companies, known as integrated device manufacturers, both design and manufacture ICs, a lot of companies avoid the huge capital expenditure to build, and expensive cost to maintain, IC production facilities by going fabless, i.e., focusing exclusively on IC design. The global market size of fabless IC design industry measured by sales revenue has grown from US$90.5 billion in 2014 to US$109.4 billion in 2018, representing a CAGR of 5.5%, and is expected to reach US$142.6 billion in 2023 at a CAGR of 5.4%, caused by the emergence of cutting-edge technologies such as blockchain. The table below shows the total global market size of fabless IC design industry measured by sales revenue for the periods indicated:

ASIC Chips

Specialized IC chips are known as ASIC chips. An ASIC chip are generally customized to process a particular application but has little flexibility for general use, which are increasingly employed in blockchain and many other cutting-edge technologies. Its estimated growth from 2018 to 2023 is expected to be at a CAGR of 15.8%, higher than other types of ICs.

ASIC chips offer stronger computing power and are more energy-efficient than chips for general use in running particular applications they are customized for. Therefore, ASIC chips are widely used in cryptocurrency mining, and ASIC chip designers are major participants in the Bitcoin mining machine industry.

Several entry barriers exist for ASIC chip designers, including design expertise, long development time and high fixed cost. With respect to expertise, ASIC chips are narrowly targeted and have little flexibility and so ASIC chip designers need to have precise and in-depth understanding of the applications being designed. Additionally, ASIC chip designers need to have expertise across a range of domains include programming, integrated circuit production and semiconductor technology in order to understand how to efficiently design an ASIC chip to be integrated into a Bitcoin mining machine. Because of this complexity, designing ASIC chips also requires an enormous input of time to experiment with the specifications and physical design. The typical design cycle takes 12 to 24 months. This also means that ASIC chip design has a high fixed cost in order to experiment for this length of time. Moreover, ASIC chip designers need to be precise in their estimates of market demand so that they do not overspend on the development.

BUSINESS

Mission

Our mission is to become a globally prominent blockchain company driven by technological innovation.

Overview

We are a leading ASIC chip design company and a leading manufacturer of high performance Bitcoin mining machines, according to the F&S report. We have strong ASIC chip design capability underpinned by nearly a decade of industry experience and expertise in the telecommunications business. We are one of the few fabless IC design companies with the advanced technology to independently design ASIC chips, established access to third-party wafer foundry capacity and a proven in-house capability to produce blockchain and telecommunications products, according to the F&S report. We have dedicated our technology and efforts to ASIC applications for Bitcoin mining machines and were one of the world’s top three Bitcoin mining machine producers in terms of global market share in the first half of 2019, as measured by sales volume (8.6% global market share) and computing power sold (7.9% global market share), according to the F&S report.

We are a pioneer in researching and developing ASIC chip technology used in blockchain applications in China. We are also one of the earliest contract manufacturers of Bitcoin mining machines in China to own self-developed proprietary ASIC chips, according to the F&S report. Our Ebit E10 model, launched in December 2017, was the first commercially available mining machine to use 10 nm ASIC chips among major mining machine producers, according to the F&S report. Our latest commercialized Ebit E12 series mining machines, which incorporate the most recent iteration of our proprietary 10 nm ASIC chips, are capable of a hash rate of up to 50 TH/s and achieves a computing power efficiency of 57W/TH. We have completed the design of our 8 nm ASIC chips and 7 nm ASIC chips and expect to mass-produce our proprietary 8 nm ASIC chips in the second quarter of 2020. We currently focus on developing our proprietary 5 nm ASIC chips and mining machines for non-Bitcoin cryptocurrencies such as Litecoin and Monero. We will continue to devote significant resources to new technological innovations in blockchain technology.

Leveraging our deep understanding of the cryptocurrency industry and strong blockchain technology as applied to ASIC chip design, we strive to expand into the upstream and downstream markets of the blockchain and cryptocurrency industry value chain to diversify our offerings and achieve a more stable financial performance. We intend to start with the cryptocurrency mining and farming business and explore applying blockchain technology into non-cryptocurrency industries, such as the financial services and healthcare industries. We believe our extensive experience in the blockchain and cryptocurrency industry positions us well in our future endeavors.

Our revenues were US$319.0 million and US$52.5 million in 2018 and the nine months ended September 30, 2019, respectively. We had gross profit of US$24.4 million and gross loss of US$45.1 million in 2018 and the nine months ended September 30, 2019, respectively. We had net losses of US$11.8 million and US$55.7 million in 2018 and the nine months ended September 30, 2019, respectively.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

Market pioneer with strong and proven capabilities in ASIC design capability

We believe blockchain technology has the potential to transform and disrupt traditional business and society. According to the F&S report, computing power is the key bottleneck for the development and wide adoption of blockchain performance and ASIC chips plays a crucial role in supporting the development and accessibility of blockchain technology by providing equivalent computing power with remarkably high-power efficiency and low cost, as compared with other types of chips. We are a pioneer in researching and developing ASIC chip technology used in blockchain applications in China. We are also one of the earliest contract manufacturers of Bitcoin mining machines in China to own self-developed proprietary ASIC chips, according to the F&S report.

Our blockchain technology development efforts are targeted at maximizing computing power, as measured in the speed of computation, or hash rate, and at reducing energy consumption. According to the F&S report, we are one of the few companies in China to possess proven technological know-how and expertise throughout the ASIC design and production process, including algorithm development and optimization, standard cell design and optimization, low voltage and high-power efficiency operations, design of high-performance system and heat dissipation technology. We have full control over our ASIC chip design and chip integration process to ensure the quality of our products. Our current ASIC chips are specially designed for Bitcoin mining. We are able to evolve with rapid innovations in blockchain computing technology and offer increasingly efficient blockchain computer hardware. Our Ebit E10 model, launched in December 2017, was the first commercially available mining machine to use 10 nm ASIC chips among major mining machine producers, according to the F&S report. Our latest commercialized Ebit E12 series mining machines, which incorporate the most recent iteration of our proprietary 10 nm ASIC chips, are capable of a hash rate of up to 50 TH/s and achieves computing power efficiency of 57W/TH. In addition, we have also completed the design of our 8 nm ASIC chips and 7 nm ASIC chips and expect to mass-produce our proprietary 8 nm ASIC chips in the second quarter of 2020.We are currently focused on the development of our proprietary 5 nm ASIC chips.

In view of this, we believe that our proven capabilities and years of experience and deep know-how in ASIC design will enable us to capture the underserved needs for development of blockchain technology and to capture and sustain a leadership position in blockchain products business in China.

World’s top three Bitcoin mining machine producer with a strong market position globally and steady access to wafer foundry capacity

We were one of the world’s top three Bitcoin mining machine producers in terms of global market share in the first half of 2019, as measured by sales volume (8.6% global market share) and computing power sold (7.9% global market share), according to the F&S report. We are also one of the three major cryptocurrency mining machine producers globally to produce mining machines with proprietary ASIC chips, according to the F&S report.

The cryptocurrency mining machine industry has high barriers to entry relating primarily to chip design ability and wafer foundry capacity, according to the F&S report. Leveraging our technological development experience from producing telecommunications products, we have rooted ourselves firmly in the ASIC chip design and mining machine production business. According to the F&S report, we are one of the few players in the mining machine industry that can design both ASIC chips and mining machines and related accessories, which gives us a competitive advantage. We have full control over our ASIC chip design and chip integration process to ensure the quality of our products. We have developed multiple generations of ASIC chips, including the 10 nm along with multiple mining machines incorporating them. We have also independently developed software and certain computing protocols for our devices.

The difficulty of accessing wafer foundries presents another major barrier to entry. Chips are produced from silicon wafers which are manufactured by specialized wafer foundries. According to the F&S report, only a few wafer foundries in the world are capable of producing the highly sophisticated silicon wafers used for chips such as blockchain computing ASIC chips. These wafer foundries have finite capacity to produce such wafers. We have steady access to wafer foundry capacity with Samsung and TSMC, two of the world’s major wafer foundries. We also established a relationship and are in discussions with two other major wafer foundries in order to diversify our supplier sources. Our strong and proven ASIC chip design capability and access to third-party wafer foundry capacity have supported our rapid growth in this industry, and we believe these advantages will continue to help us maintain and grow our market share going forward.

Outstanding technical expertise and production experience and offer high-quality products

We have accumulated years of experience in IC design since our inception. We offer a wide range of products which utilize ICs as their key component. In developing these products, we have garnered expertise in designing ICs and established technical know-how in product development. Our history of developing and producing telecommunications products served as the foundation to the start of our blockchain products business. Because we were already manufacturing high-technology products, we had relationships with established vendors and were well-positioned to identify and select new vendors in a cost-effective manner. Our research and development team possesses deep technical expertise in product development. We believe all of these factors help us shorten our time-to-market for our mining machine business and increase our efficiency and profitability, as well as deliver high-quality and reliable products to our customers.

Tech-savvy and seasoned senior management team

Our success is driven by a passionate, visionary, tech-savvy and entrepreneurial management team with a unique combination of blockchain, computing and software expertise. Mr. Dong Hu, our founder, chairman of our Board and chief executive officer, has nearly 20 years of experience in the network communications and computing industry, particularly in the area of research and development and is a veteran in respect of blockchain technology. Mr. Hu is supported by an experienced and stable management team. Our senior management team possesses extensive experience in the network communications or computing industry and have been instrumental to the development of our product offerings and expansion of our business.

Our Strategies

We intend to grow our business using the following key strategies:

Strengthen our leadership position and increase our investment in ASIC chip and blockchain technology.

We believe in the long-term growth potential of blockchain and edge computing applications. As a result, we will continue to introduce IC solutions offering higher performance for blockchain applications with customized software development and services. We will continue to upgrade our Bitcoin mining machines with enhanced performance and competitiveness by incorporating the most advanced technologies. In addition, leveraging our extensive experience in developing ASIC chips and existing technology, we aim to continue to develop electronic processor chips and diversify our technology portfolio by entering into other blockchain-related technology markets.

To support our expanding research and development goals beyond cryptocurrency applications, we plan to invest in the research and development for other blockchain applications given the increasing institutional investment in blockchain technology. We are in the process of researching, and plan to launch, alternative products and solutions for non-cryptocurrency blockchain applications, such as medical recordkeeping and financial management. We believe that continuing our research and development work there in the future will enable us to work with talents among the world’s best, so we can stay at the forefront of the industry and potentially further expand our customer base.

Continue to develop and offer cutting-edge cryptocurrency mining machines

We intend to leverage our successful growth and increasing expertise in the mining machine industry and continue to design and develop cutting-edge products specialized for Bitcoin and other cryptocurrencies. As the blockchain sector expands, a variety of cryptocurrencies have arisen with varying protocols, applications and user bases. We plan to build on our knowledge of blockchain technology, familiarity with the entire development process of ASIC chips and our experience in developing mining machines for Bitcoin mining and further expand our mining machine business to take advantage of the proliferation and growth of cryptocurrencies. We intend to continue to strengthen our research and development capabilities, including in ASIC chip design and development of proprietary software, with a view to establishing our technological expertise in developing mining machines for multiple cryptocurrencies. We plan to leverage our position as a leading Bitcoin mining machine producer to expand our reach to other cryptocurrencies and new markets, deepen existing relationships and attract new customers in the blockchain technology industry.

Expand into new business opportunities in the blockchain and cryptocurrency industry to diversify our offerings

Leveraging our experience in the cryptocurrency industry and our strong blockchain technology, we intend to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain to diversify our offering and achieve more stable performance. We began to provide mining machine hosting services in 2017, and expect to establish our own mining farms. Mining farms would allow us to engage in hosting services for third parties, pursuant to which we could lease out the computing power in a mining farm to third parties or allow third parties to operate their mining machines, which may be purchased from us, in our mining farms for a fee. We would be offering a cost-effective solution for cryptocurrency hobbyists and professionals, allowing them to benefit from the economies of scale offered by a centralized mining farm location. Our mining farms would also give us the option to engage in proprietary Bitcoin and other cryptocurrency mining activities to mine cryptocurrencies for ourselves in order to capture the returns from mining as well as appreciation in value of cryptocurrencies. This may also enhance our existing business operations by smoothing out market cycles in cryptocurrencies, as we would be able to employ our own mining machine inventory for proprietary mining during market downcycles. Leveraging our deep understanding of the cryptocurrency industry and blockchain technology, we are also well positioned to provide cryptocurrency trading related services to cryptocurrency communities.

Expand our production capacity

We intend to further expand our production capacity by building a new facility in Yuhang, Hangzhou in order to cope with the anticipated increase in demand in the future. We expect that construction for the first phase of the new facility to be completed by early 2021. For the additional phase of the new facility, we expect to install more production lines. This will allow us to produce more of our products in-house rather than through third-party contractors, which we believe will help increase our profit margin overall and give us more control and better oversight over our production timeline. Further, we plan to establish our own assembly facility in Wuhai, Inner Mongolia to benefit from lower electricity prices and transportation costs for certain raw materials, as well as to gain proximity to certain of our customers. We have completed construction of the building for this new assembly facility, and plan to commence the installation and testing of machinery and equipment in the near future.

Further strengthen our brand image and recognition and expand our overseas customer base

We seek to further grow our business by boosting public recognition of our brand name and image through various marketing initiatives. These include a combination of marketing activities on both online and offline channels, including holding product launch events, issuing press releases, participating in industry conferences and building our social media and online presence.

We seek to increase our sales to overseas markets as we continue to enhance our marketing efforts and expand our international presence. We are currently seeking to establish stronger customer ties in North America and Europe in anticipation of future growth in the blockchain industry in those regions. To support this overseas expansion, we are considering opening sales and customer service centers and offices in the United States and Sweden over the next three years.

Our Value Proposition

We are a fabless IC designer engaged in the front-end and back-end of IC design, which are the major components of the IC product development chain. We currently dedicate our technology and expertise in IC design for our blockchain products business and telecommunication products business.

The following diagram illustrates the general process of IC design and production for our blockchain and telecommunications products businesses:

We independently design and develop our blockchain and telecommunications products in-house, including the design of proprietary ASIC chips for our cryptocurrency mining machines. Front-end IC design and back-end IC design are the key parts of the IC design process. We determine the parameters of the IC chip, establish the basic logic of the design, map out the initial plan for the physical layout, and conduct back-end verification on the design. Our strong design capability has ensured that we have achieved a 100% tape-out success rate to date. We then closely partner with industry-leading third-party suppliers to fabricate, test and package the IC products we design. Leveraging our long-established experience and know-how in producing telecommunications products, we have also established in-house production capabilities to conduct PCB assembly and system assembly for both mining machines and a wide range of telecommunications products. We believe our outstanding technical expertise and production experience in IC development chain enables us to continuously introduce ICs of higher performance and power efficiency for application in both the blockchain and telecommunications fields.

Our Blockchain Products Business

Our blockchain products business primarily comprises sales of Bitcoin mining machines and mining machine hosting services. In 2018 and the nine months ended September 30, 2019, our revenue from sales of Bitcoin mining machine was US$307.1 million and US$38.5 million, respectively, and our revenue from provision of mining machine hosting services was US$7.7 million and US$11.5 million, respectively.

Bitcoin Mining Machine Products

We currently dedicate our technology and expertise in ASIC applications primarily for our blockchain products business, which consists predominantly of the design, development, production and sales of our proprietary ASIC-based Bitcoin mining machines under the Ebit brand. Our Ebit Bitcoin mining machines feature our proprietary ASICs, and the ASICs are integrated with components procured by us.

Our existing ASIC chips are targeted at solving Bitcoin’s cryptographic algorithms incorporating the latest technology. Our Ebit E10 was one of the first commercially available miners to utilize a 10 nm ASIC chip. We have continued to develop the technology of our 10 nm ASIC chip and released multiple mining machine models with higher efficiency, featuring higher hash rates per ASIC chip and lower average cost per TH. Launched in May 2019, our Ebit E12 series is capable of a hash rate of up to 50 TH/s.

We have also designed our hardware architecture to optimize the computing power of our ASIC chips while efficiently consuming energy. This includes incorporating heat dissipation technology, such as high-grade aluminum cases and customized heat sinks and fans. All of our mining machine products incorporate built-in controllers so they can operate as standalone devices. Our products utilize automatic cluster management software system for intelligent tracking and monitoring of the operation status of the device, which provides convenience for large-scale set-ups with multiple devices. Our products are also configured to allow for simplified software and internet connection setup, thereby reducing installation and configuration time.

We typically introduce new series of Bitcoin mining machines every year incorporating the latest development of ASIC design and process technology. We also produce and sell Bitcoin mining machine accessories and offer ancillary service to our customers to assist their operations.

Existing Mining Machine Products

The table below describes the key mining machine products that we have sold:

Product	Release Date	Type of ASICs	Hash Rate

Ebit E9+	December 2016	14 nm	9 TH/s

Ebit E10	December 2017	10 nm	18 TH/s

Ebit E9.1	May 2018	10 nm	14 TH/s

Ebit E9.2	April 2018	10 nm	12 TH/s

Ebit E9.3	May 2018	10 nm	16 TH/s

Ebit E9.5	June 2019	10 nm	11.5 TH/s

Ebit E9i	July 2018	10 nm	13.5 TH/s

Ebit E9i+	September 2018	10 nm	13.5 TH/s

Product	Release Date	Type of ASICs	Hash Rate

Ebit E10.1	April 2019	10 nm	18 TH/s

Ebit E10.2	May 2019	10 nm	27 TH/s

Ebit E10.3	June 2019	10 nm	24 TH/s

Ebit E10.5	June 2019	10 nm	18 TH/s

Ebit E12	May 2019	10 nm	44 TH/s

The total volume of Bitcoin mining machines we sold in 2018 and the nine months ended September 30, 2019 was 467.4 thousand and 167.3 thousand, respectively. The total computing power of Bitcoin mining machines we sold in 2018 and the nine months ended September 30, 2019 was 5.1 million Thash/s and 2.8 million Thash/s, respectively. The average selling price per hash rate of Bitcoin mining machines we sold in 2018 and the nine months ended September 30, 2019 was US$61 and US$14, respectively.

Mining Machine Products Under Development

Our current mining machine products are designed for Bitcoin mining. We are in the process of developing ASIC chips for a new generation of mining machines for Bitcoin mining, as well as mining machines for other cryptocurrencies. The table below shows products we have currently in development.

Project	Description		Current Status

Bitcoin mining machines

8 nm ASIC chip mining machine*	●	ASIC chip with higher hash rate than 10 nm ASIC chip	● ●	Design completed in 2019 Expect to launch in the second quarter of 2020

7 nm ASIC chip mining machine**	●	ASIC chip with higher hash rate than 10 nm ASIC chip and 8 nm ASIC chip	●	Design completed in 2019

5 nm ASIC chip mining machine	●	ASIC chip with better performance and efficiency than 7 nm ASIC chip	●	Under design

Other cryptocurrency mining machines

Mining machines for Litecoin/SimpleChain and DASH**	●	Each designed specifically for Litecoin/SimpleChain or DASH mining.	●	Design completed in 2018

Mining machines for Monero, Zerocash, Siacoin/Decred and Bytom**	●	Each designed specifically for Monero, Zerocash, Siacoin/Decred or Bytom mining	●	Design completed in 2019

*	The expected timeline is based on our best estimates, which can be affected by factors beyond our control, including delays cause by our suppliers.
**	We will further determine the timeline for launching these products based on market demands and conditions.

Mining Machine Hosting Services

We began our mining machine hosting services in 2017 to diversify our offerings. Our mining machine hosting services enable customers to operate their mining machines remotely in a cost-effective manner. We help customers set up and configurate their mining machines and monitor the daily operation of these mining machines on our hosting site where the utility cost is relatively low. We also provide routine maintenance services to our customers. Our customers are typically those who have purchased mining machines from us.

We charge customers a hosting services fee, which is negotiated case by case and usually in proportion to the utility consumption of each customer’s mining machines we host. In 2018 and the nine months ended September 30, 2019, revenues from our mining machine hosting services were US$7.7 million and US$11.5 million, respectively. In 2018 and nine months ended September 30, 2019, the average service fee per kWh was generally US$0.01 per kWh.

Our Telecommunications Business

We entered the telecommunications business in 2010. Our communications network devices mainly focus on the access layer, which is the entry point for providing access to the telecommunications network for end users. Our products are broadly grouped under the following product lines, as well as related parts and accessories:

●	Fiber-Optic Communication Access Devices. Our fiber-optic communication access devices are mainly used by telecommunications service providers in access network server rooms. Our fiber-optic communication access devices are also designed to provide enterprises with a differentiated smart terminal solution for communication access with a view to fulfilling client needs in terms of cost and user experience. The main products we offer under our fiber-optic communication access devices product line include multiprotocol label switching (MPLS) fiber-optic access network devices, multi-service access platform (MSAP) integrated business access devices and wavelength-division multiplexing (WDM) fiber-optic devices.

●	Enterprise Convergent Terminals. Our enterprise convergent terminal products are designed to provide complete informatization service for enterprises, from smart terminal to smart pipeline and cloud computing. The main products we offer under our enterprise convergent terminal product line include gigabit passive optical network (GPON), enterprise cloud gateway devices, Industrial Internet of Things (IoT) access devices and business enterprise smart wireless access devices.

Our Customers

Blockchain Products Business

Our customer base for sales of our Ebit mining machines comprise both enterprises and individual buyers. We generally do not enter into long term agreements with our mining machine customers. Sales are typically made on one-off sales contract or purchase order bases. Generally, we either require prepayment in full or offer alternate payment plans for customers to prepay a certain percentage with the remainder to be settled after delivery of the products. Substantially all of the customers of our mining machine hosting services are customers who have purchased our mining machines.

In 2018 and the nine months ended September 30, 2019, a significant portion of our mining machine customers were located in China.

All of our mining machines are distributed through direct sales. Nevertheless, we do not restrict resales of our mining machine products by our customers, so some of our customers in China may resell purchased products to end users or other buyers located in overseas markets. In 2018 and the nine months ended September 30, 2019, our revenue generated from sales to customers in China represents 91.4% and 82.7% of our revenue, respectively, and revenues from sales to customers outside of China/sales of mining machines delivered to overseas end users, such as customers/users in North America, Central Asia and the Europe, represents 8.6% and 17.3%, respectively.

Telecommunications Business

Our telecommunications products are mainly sold in China under the brand name “EBANG” and through direct sales. Our customer base for the telecommunications products primarily include major telecommunications service providers in China.

We do not have any long-term or exclusive agreement with our telecommunications product customers. Sales to our enterprises customers are generally made on one-off sales contract or purchase order bases with a credit period of one to nine months. We generally enter into framework agreement with the major telecommunications service providers in China with a credit period up to one year. We typically require payments to be made in installments upon delivery of the products. We encourage our sales representatives to negotiate shorter credit periods, to reduce our credit risk.

Research and Development

We place strong emphasis on research and development. We consider research and development capability as a crucial factor to our success and our ability to develop innovative and competitive products to meet the technological requirements of customers. As of December 31, 2019, our research and development team comprised a total of 98 employees, or approximately 41% of our total number of employees, based across our offices in China. In 2018 and the nine months ended September 30, 2019, our research and development expenses were US$43.5 million and US$10.2 million, respectively.

Our research and development team is overseen by our Chairman and CEO, Mr. Dong Hu. Within our research and development team, we have a specialized ASIC chip design team focused on designing ASIC chips for the development of cutting-edge mining machine products and for other blockchain research and development projects that utilize ASIC chips. The other members of our research and development team focus on non-ASIC aspects of mining machine products, telecommunications products and new applications for blockchain technology. As part of our business strategy to expand into other markets, in addition to developing more advanced mining machines for cryptocurrency mining, we are currently undertaking several new research and development projects in blockchain technology, such as blockchain solutions for medical recordkeeping and financial services management. Our research and development team tracks, evaluates and anticipates the latest industry developments and customers’ needs in determining our research and development project focus and new product roadmap. We will continue to enhance our research and development capabilities in blockchain technology.

Production

Our Fabless Model

We do not directly manufacture ICs used for our products. Instead, we utilize what is known as a fabless model, whereby we conduct front-end and back-end designs of our IC chips, which are then manufactured, packaged and tested by world-class wafer foundry and OSAT partners we cooperate with. Under the fabless model, we are able to leverage the expertise of industry leaders that are certified by the ISO in such areas as fabrication, assembly, quality control and assurance, reliability and testing. In addition, the fabless model allows us to avoid many of the significant costs and risks associated with owning and operating various fabrication and packaging and testing facilities. Our fabrication partner is responsible for procurement of the majority of the raw materials used in the production of our ICs. As a result, we can focus our resources on research and development, product design and additional quality assurances.

Wafer Fabrication

We primarily work with an IC fabrication partner to ascertain their production resource that can be allocated to us before we place an order according to our business need. After we place our orders, and once they accept our orders, we are required to prepay in full in order to secure production capacity. It takes an average of approximately three to four months from the time when we place our order to the delivery of wafers.

We have historically purchased wafers for our ASIC chips from Samsung, one of the largest wafer foundries globally. Prior to April 2018, we procured these wafers through an intermediary that directly purchases ASIC chips from Samsung as an approved customer. Since April 2018, we became one of Samsung’s approved customers and were qualified to directly procure wafers from Samsung, which we believe lowered our wafer procurement cost and increased our profitability. Our agreement with Samsung, effective May 2018 has a term of three years and may be terminated by either party in the case of occurrence of certain specified events, such as material breach of contract or any bankruptcy or liquidation. Such intermediary was our largest supplier for the year ended December 31, 2018, accounting for 60.8% of our total purchases of raw materials and subcontracting services for our production use, respectively. For the nine months ended September 30, 2019, our purchases of ASIC chips from Samsung and another intermediary that directly purchases from Samsung were the largest, accounting for 30.8% of our total purchases of raw materials and subcontracting services for our production use.

We also began to work with TSMC in 2017 on the development of a new ASIC chip and established a relationship and are in discussions with two other major wafer foundries in order to diversify our supplier sources and to gain access to additional capacity for future ASIC chips. We will seek to procure wafers from either or both of these two wafer foundries in the event that our current suppliers are unable to accept or fulfil our purchase orders or otherwise continue supply us wafers. While we continue to seek opportunities to improve our supply chain, we face concentration risks, as we currently depend on two suppliers for our wafers. See “Risk Factors—Risks Relating to Our Business and Industry—We rely on a limited number of third parties to fabricate our ASIC chips, which are the core technology used in our mining machines.”

Packaging and Testing

After the wafers are manufactured, they are shipped to an OSAT company for packaging into IC chips, which are then tested to ensure the required quality assurance procedures are all met. Properly tested IC chips are then delivered to our production facilities for mounting and assembly.

We procure IC packaging and testing services from leading OSAT companies, including STATS ChipPAC. In 2018, in order to keep up with our increasing production demand, we began working with PTI. STATS ChipPAC is controlled by Jiangsu Changjiang Electronics Technology Co., Ltd. and its various subsidiaries, or JCET, which along with PTI are among the largest OSAT companies in the world.

Assembly Plant

We have in-house capabilities to produce our blockchain and telecommunications products at our production facilities. These include PCB assembly to create the mounted circuit boards once the IC chips have been manufactured, and general assembly to integrate the circuit boards with other components and parts for assembling the final products.

We procure certain raw materials, components and parts, such as electronic components, metal cases, cables, antennae and packaging materials, which are used by us for the assembly of PCBs and our final products. We typically maintain three or four different suppliers for most of our raw materials, components and parts. We generally place purchase orders with our suppliers based on our estimated purchase orders and production schedule. The lead time for procurement is generally one to four months. We are typically required to pay our suppliers before or upon delivery of the raw materials, components and parts. We closely monitor the quality of all raw materials provided by our suppliers to ensure that all raw materials comply with the stringent requirements of our customers. For more information, see “—Quality Control.”

We outsource some of our production to third-party subcontractors in order to meet additional capacity needs. We currently maintain a working relationship with approximately four to five third-party subcontractors for PCB and general system assembly. The terms of our subcontracting arrangement are set out in individual written work orders, and the amount of work outsourced is determined on an as-needed basis. To maintain our product standards, we institute strict quality control measures with our third-party subcontractors. These measures include requiring product testing at various stages of production and utilizing our proprietary software to record and report the quality testing results.

Production Facilities

We operate a production facility in Hangzhou, Zhejiang and a trial product assembly line in Wuhai, Inner Mongolia with a gross floor area of 7,344 and 14,963 square meters, respectively. Our production facility is capable of assembling mining machines and telecommunications products. The Hangzhou production facility houses three SMT production lines and two general assembly lines, and Wuhai production facility houses one SMT production line and one general assembly line, respectively, as of December 31, 2019.

SMT production lines are responsible for PCB assembly, which is a key process for both our mining machine and telecommunications products. The maximum output volume of our in-house production facilities is largely dictated by the production capacity of our SMT production lines in Hangzhou. Due to strong demand for mining machines, we maintain high utilization of our SMT production lines. As of December 31, 2019, we owned four SMT production lines with an aggregate of up to 2,384 SMT production hours per month. The average utilization rate of our SMT production lines for 2018 and 2019 was 85.6% and 81.7%, respectively.

We outsource some of our SMT production activities to third-party subcontractors in order to meet additional capacity needs. For the years ended December 31, 2018 and 2019, our outsourced productive SMT production volume amounted to approximately 75.0% and 69.2% of our total in-house and outsourced productive SMT production volume, respectively.

We plan to expand our production capacity by constructing a new production facility in Yuhang District, Hangzhou and installing two additional new SMT production lines in place of the two older SMT production lines. We commenced the construction of our new production facility toward the end of 2019 and expect to commence its operation in the first half of 2021.

Quality Control

We place great emphasis on the importance of quality control in every aspect of our business. We produce our products in accordance with our strict quality control system and quality standards. We obtained all the material quality control certifications in the PRC for our products or production facilities. From sourcing of raw materials, production, delivery and installation, each stage of the production process is subject to our quality control procedures for both in-house production and outsourced third-party production.

We have implemented various quality-control checks into our production process and the IC fabrication process by our production partners. In addition, we provide timely and effective after-sales services and support to our users. We have quality control personnel based at each of our production facilities. They are part of our production department and are led by our quality control supervisor. The quality control team is primarily responsible for monitoring the quality of procurement raw materials, production process and finished products and supervising the product testing. We have our own on-site quality control staff to inspect each stage of the production process. The quality control staff inspects semi-finished products at various stages of the production process to ensure their compliance with our internal quality control standards and measures. This helps us detect defects during the production process and take steps to rectify those defects, where appropriate. For outsourced production, we require that all third-party contractors utilize a software system we provide to track, test and record each product made for us using unique identifying barcodes on the products so that we can review the testing results of their products. Our third-party contractors also agree to allow us to conduct sample testing of their products and random spot checks of their facilities. We require final testing on the products before their delivery to our customers to ensure the products meet the specifications and requirements of its customers.

After-Sales Services and Warranties

We provide installation services of communication network devices to our customers depending upon the products purchased and the type of customer. Our mining machines are configured by the end-users using our instruction manual.

For our mining machines, we provide a six-month warranty for the overall machine and a one-year warranty for the power supplies. During the warranty period, maintenance and after-sale services are provided by us, which include technical support, equipment repair and maintenance. In connection with warranty service, the customer will courier the hardware to us, and we will ship the machine back to the customer once repairs are completed. Our service hotline is available seven days a week between 8:30 a.m. to 10:30 p.m. and we offer on-site maintenance services as needed.

For our telecommunications products, we typically provide a 12 to 36-month warranty depending on the type of customer and product. During the warranty period, maintenance and after-sale services are provided by us, which include technical support, system and network resting, equipment repair and maintenance. Our service hotline is available seven days a week between 8:30 a.m. to 11:00 p.m. and we offer on-site maintenance services as needed.

Sales and Marketing

Historically, the marketing of our blockchain products was done through word of mouth, press releases of our product launches and exhibitions when we launch a new product. Certain of our available products are also advertised on our website which is updated periodically. From time to time, we also publish articles online in relation to our insight within the blockchain industry, and maintain a presence on social media in order to raise awareness of our brand. We have not relied heavily on sales force for advertising and marketing of our blockchain products, as most of our customers approach us proactively due to the strong market demand of mining machines.

For our telecommunications products, we obtain supplier contracts through a bidding process held by the major telecommunications service providers in China, in order to become an approved supplier. We set up sales offices in the provinces with large distribution scale according to the winning bid which also radiate the surrounding provinces to form an effective sales network.

Competition

The global Bitcoin mining machine market is dominated by three major mining machine producers, including us, which are all China-based companies together accounting for approximately 90% of the total sales revenue and computing power sold globally in 2018, according to the F&S report. According to the F&S report, we were ranked as the world’s third largest producer of Bitcoin mining machines in terms of computing power sold in the first half of 2019. We compete primarily with the other two major mining machine producers and potentially with any new players which may overcome the high barriers of entry, in particular in technology and access to wafer foundry capacity. We seek to compete in technology and service quality with our competitors.

Our competitors also include many well-known domestic and international players in blockchain and cryptocurrency industry. We expect that competition in the Bitcoin mining industry will continue to be intense as we compete not only with existing players that have been focused on Bitcoin mining, but also new entrants that include well-established players in the semiconductor industry, and players who were not predisposed to this industry in the past. We also expect that we may face competition from existing and new cryptocurrency farming and cryptocurrency trading related service providers as well as non-cryptocurrency blockchain application providers. In the IC industry, we expect to face competition from existing and new players that are more established than us. Some of these competitors may also have stronger brand names, greater access to capital, longer histories, longer relationships with their suppliers or customers and more resources than we do.

Intellectual Property

We rely on a combination of copyright, trademark, patent and proprietary technology and contractual restrictions on disclosure to protect our intellectual property rights. We enter into relevant confidentiality agreements or provisions with our employees and certain customers and suppliers and rely on such confidentiality agreements or provisions and other protection of our technical know-how to maintain our technical advantages in our products and design.

As of December 31, 2019, we had registered 28 patents, five IC layout designs and 44 software products, with an additional 19 patent applications and one software product applications pending in the PRC. Our key intellectual property achievements include multiple generations of ASIC chips, including our proprietary 10 nm ASIC chip, which was used by us for introducing to market the first commercially available mining machine that incorporates 10 nm ASIC chips among major mining machine producers.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

Through the use of licensing arrangements, we utilize various technologies, software and other intellectual property that were developed by third parties. During the course of product design and manufacturing, we incorporate certain third-party technologies or implement technical or commercial standards, practices or intellectual property which require licenses from wafer foundries. These licenses allow us to use or access the wafer foundries’ technologies and intellectual property rights in connection with the making of photomask for our ASIC chips. We have also purchased licenses for various design software from third parties to conduct our IC chip design. They shall be terminated along with the expiry or termination of the fixed term framework agreements. Third parties may initiate litigation against us alleging infringement of their proprietary rights or breach of a licensing agreement or declaring their non-infringement of our intellectual property rights. If third parties prevail on such claims, and if we fail to develop non-infringing technology or license the infringed or similar technology or cure the breach on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Risk Factors—Risks Relating to Our Business and Industry—We may face difficulties in protecting our intellectual property rights” and “Risk Factors—Risks Relating to Our Business and Industry—Third parties have claimed and may, from time to time, assert or claim that we infringed their intellectual property rights and any failure to protect our intellectual property rights could have a material adverse impact on our business.”

Employees

As of December 31, 2019, we had 240 employees, all of whom are located in China. The following table sets forth the number of our employees by function:

Function	Number of Employees
Management	5
Research and development	98
Production	45
Sales and marketing	38
Finance, operations and others	54
Total	240

The remuneration payable to our employees includes salaries, project incentives, year-end bonuses and allowances. We determine employees’ remuneration based on factors including qualifications, contributions and years of experience. In order to maintain the quality, knowledge and skills of our employees, we appreciate the importance of training to employees. We provide regular trainings to our employees, which include orientation training for new employees and continuing on-the-job training for existing employees.

As of December 31, 2019, in addition to full-time employees, we also used approximately 47 workers, primarily in production, under temporary arrangements mainly through labor outsourcing service providers. This arrangement gives us greater flexibility in staffing and work allocation in response to fluctuating work demands. Currently, we do not directly enter into contracts with these workers. Instead, we mainly enter into contracts with the labor outsourcing service providers for the engagement of workers. Our contracts with labor outsourcing service providers have a term of one year, with the right to renew 30 days prior to expiration. The labor outsourcing service providers are required to enter into employment contracts with the workers and to pay salaries. The labor outsourcing providers are generally responsible for paying for social insurance for the workers. We pay to the labor outsourcing service providers an overall service fee calculated based on the number of hours worked, and are obligated to provide the required working conditions, labor protection, education as well as training in operation skills and production safety according to relevant regulations.

Properties

Our business operation is headquartered in Hangzhou, Zhejiang. We also currently occupy properties in other locations in China, including (1) other research and development bases in Shanghai, Suzhou and Wuhan, (2) two production facilities in Hangzhou and Wuhai, and (3) sales offices in Hangzhou, Hohhot, Changsha and Guangzhou.

In addition, we plan to construct our new headquarters in Yuhang District, Hangzhou which will comprise expanded production, research and development and office space, among other uses, in order to support our business growth. We have also acquired land and have substantially completed construction of the building for this new assembly facility in Wuhai, Inner Mongolia. For more information on our expansion plan and the related properties, see “—Owned Properties.”

Leased Properties

As of December 31, 2019, we leased all of our properties in China for our business operations. The total gross floor area, or GFA, of our leased properties is approximately 13,773 square meters, or sq.m, out of which, approximately 7,344 are for production facilities and 6,429 are for research and development, sales and other offices.

Owned Properties

As of December 31, 2019, we owned properties in three locations in China with a total GFA of approximately 196,188 sq.m. The following table sets forth the GFA of all properties owned by us:

Location	Approximate GFA
(sq.m.)
Completed
Wuhan, Hubei (research and development center)	148,491
Wuhai, Inner Mongolia(1)	14,200
Pending construction
Hangzhou, Zhejiang (Yuhang District)(2)	33,497
Total	196,188

(1)	We acquired the land and constructed the building for a new production facility to further increase our production capacity. As part of assessing the feasibility of such potential production facility, we commenced trial operations of a product assembly line on a temporary site in Wuhai in July 2018. We plan to commence the installation and testing of machinery and equipment at the Wuhai facility in the near future.

(2)	We have acquired this land from the government by way of public tender. We have made full payment of RMB17.6 million for the purchase price and have obtained the land use right certificate. We plan to construct a large production facility, a new headquarters office, a research and development facility and staff dormitory on this land and, upon completion of the construction, we will relocate our existing headquarters and leased production facility in Hangzhou to this new location. Construction is anticipated to be completed by the first half of 2021.

Insurance

Besides the government-mandated social insurance and housing provident fund schemes and motor vehicle insurance and personal accident insurance, we do not maintain any insurance covering our properties, equipment, inventory or employees, and we do not carry any business interruption or product liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. We believe that our insurance coverage is adequate and is in line with industry practice.

Environmental Matters

We have received GB/T24001-2016/ISO 14001:2015 environmental management system certification, which is valid until September 2021 and subject to renewal. Our subsidiary, Zhejiang Ebang, has obtained the pollutants discharge permit, which is valid till December 2020. Due to the nature of our business, our operational activities do not directly generate industrial pollutants, and we did not incur significant cost for compliance with applicable environmental protection laws and regulations in 2018 and the nine months ended September 30, 2019.

Legal Proceedings

We may from time to time be subject to various legal, arbitration or administrative proceedings arising in the ordinary course of business, such as proceedings in respect of disputes with suppliers or customers and labor disputes. As of the date of this prospectus, we are party to the following legal, arbitration or administrative proceedings, regulatory inquiries or investigations made or pending that we believe are material to our business and results:

On September 3, 2018, one of our customers filed a civil action in the Hangzhou Intermediate People’s Court against us in relation to our sales of mining machines amounting to RMB13.3 million pursuant to orders placed by the customer in December 2017, primarily alleging (1) the late delivery of certain of the products and (2) failure of the products to meet advertised performance and product quality specifications. The plaintiff claimed damages totaling approximately RMB53.9 million and demanded rescission of the original purchase contract. On November 5, 2019, the Hangzhou Intermediate People’s Court ruled that we shall pay the plaintiff, within 10 days after the verdict becoming effective, liquidity damages and logistics expenses totaling RMB178,611, and rejected the plaintiff’s other requests. The plaintiff has filed an appeal.

On January 29, 2019, we filed a civil action at the Hangzhou Intermediate People’s Court against one of our customers. The defendant had purchased from us, and we had delivered, 90,000 mining machines for a total price of RMB453.6 million pursuant to an executed sales contract. The defendant has paid RMB380 million, and we were seeking the payment of the balance of RMB73.6 million plus interest and legal expenses. On August 15, 2019, the defendant filed a counterclaim against us, primarily alleging incompletion of delivery of products and seeking return of the payment of the alleged undelivered products plus interest and legal expenses. Both claims are now under trial.

On March 18, 2019, we filed a civil action at the Baoshan Intermediate People’s Court against one of our customers. The defendant had purchased from us, and we had delivered, 10,000 mining machines for a total price of RMB50.4 million. The defendant has paid RMB20 million, and we were seeking the payment of the outstanding balance of RMB30.4 million. On September 23, 2019, the defendant filed a counterclaim against us, primarily alleging failure to deliver products and seeking return of the payment of the alleged undelivered products plus interest and legal expenses. The case has been abated waiting for the verdict results of the undergoing action filed on January 29, 2019 and August 15, 2019, as discussed above.

On June 18, 2019, an affiliated entity of one of our customers filed a civil action with the Yuhang People’s District Court against us in relation to 56,000 mining machines we sold to the customer. The plaintiff claims that it held 47,151 mining machines in custody for us and seeks to cancel the sales agreement between the customer and us and return such mining machines to us and have us pay the storage fee of RMB1.0 million. We are currently undergoing trial for this action.

On June 24, 2019, one of our customers filed a civil action in the Hangzhou Intermediate People’s Court against us in relation to our sales of 80,000 mining machines amount to RMB403.2 million pursuant to an executed sales contract and supplementary contract. The plaintiff seeks to rescind the sales contract, return the 24,000 mining machines which cannot meet the agreed performance, return the paid amount of RMB120.96 million under the sales contract and undertake the legal expenses. On November 22, 2019, we brought a counterclaim against the customer and the ultimate beneficial owner of the mining machines, alleging the counterclaim defendants only paid RMB12.5 million of the total balance. We seek full payment of the outstanding RMB282.2 million balance plus interest and hold both counterclaim defendants jointly and severally liable. The lawsuit is currently under trial.

On November 19, 2019, we filed a civil action at the High Court of the Hong Kong Special Administrative Region, Court of First Instance against a then-major supplier, alleging breach of contract for delivering defective products and seeking damages in the sum of US$25.1 million plus interest and costs.

REGULATION

Regulatory Overview of the PRC

We are engaged in the research and development, production and sales of blockchain and telecommunications products in the PRC. The following sets forth a summary, which do not purport to be complete, of the relevant PRC regulatory authorities and PRC laws, regulations and government policies that are applicable to our business operations in the PRC.

Competent Regulatory Authorities

The Ministry of Industry and Information Technology of the PRC, or the MIIT, and its departments are in charge of the industrial and information technology sectors at the national level. The MIIT formulates and directs the implementation of industrial sector planning, industrial policies and standards; monitors the daily operations of industrial sector; promotes the development and independent innovation of major technical equipment; manages the communications industry, guiding and advancing the construction of information technology infrastructures; and coordinates the safeguarding of national information technology security, while in charging of the approval of network access licenses (including trial), telecommunications business operation licenses, specifications and standards for organizational implementation software and system integration services, and radio transmission equipment type approval certificates. The local Commissions of Economy and Information Technology are the competent authorities in charge of the industrial and information technology sectors at the local level.

The General Administration of Quality Supervision, Inspection and Quarantine of the PRC is in charge of mandatory product certification activities, and the Certification and Accreditation Administration of the PRC, or the CNCA, is in charge of the organization, implementation, supervision, management and overall coordination of mandatory product certification activities at the national level. The local Quality and Technology Supervision Bureaus and various Entry and Exit Inspection and Quarantine Offices are responsible for the supervision, management and enforcement of mandatory product certification activities in their relevant local areas.

The National Copyright Administration of the PRC is in charge of the management of software copyright registration. The Copyright Protection Center of China and its local software registration offices are responsible for software registration.

The MOFCOM and its local bureaus are responsible for supervising and managing the establishment of overseas companies for foreign investment.

The NDRC and its local bureaus are responsible for providing macro guidance, comprehensive services and overall supervision over outbound investments.

The General Administration of Customs of the PRC, or the PRC Customs, and its local bureaus are responsible for the supervision of import and export trade, registration of customs declaration enterprises, approvals of bonded premises, and other relevant matters.

SAFE and its local bureaus are responsible for the supervision and management of foreign exchange receipts and payments or foreign exchange operational activities carried out by PRC institutions and individuals, and foreign exchange receipts and payments or foreign exchange operational activities carried out in the PRC by foreign institutions and individuals.

The State Administration of Work Safety and its local bureaus are responsible for the supervision and management of work safety activities.

The Ministry of Environmental Protection of the PRC and its local bureaus are responsible for the management of environmental protection activities, while the local bureaus also supervise and manage the protection of resources, prevention of pollution and other matters on environmental protection in the local areas.

The China Semiconductor Industry Association is a national industrial and non-profit social organization, consisting of entities, experts and other related enterprises and institutions engaged in the manufacturing, design, scientific research, development, operation, application and education of integrated circuits, semiconductor discrete devices, semiconductor materials and equipment.

Regulations and Government Policies Relating to the IC and Blockchain Industries

The IC Industry

Pursuant to the Special Administrative Measures for Access of Foreign Investment (2019 Edition), or the Negative List, issued by the MOFCOM and the NDRC on June 30, 2019 which came into effect on July 30, 2019, certain special administrative measures are listed for the purposes of providing access to foreign investments. According to the Negative List, items beyond the Negative List will be regulated in principle of consistency between domestic and foreign invested companies. Our business does not fall into the scope of Negative List.

The Bitcoin Industry

Pursuant to the Circular on Prevention of Risks Associated with Bitcoin, or the Circular, jointly promulgated by the PBOC, the MIIT, the China Banking Regulatory Commission, the CSRC and the China Insurance Regulatory Commission on December 3, 2013, Bitcoin shall be considered a kind of virtual commodity in nature, which does not have the same legal status with fiat currencies and shall not be used and circulated in the market as currency. This circular also provides that financial institutions and payment institutions shall not engage in businesses related to Bitcoin.

Pursuant to the Announcement on Prevention of Risks from Offering and Financing of Cryptocurrencies promulgated by seven PRC governmental authorities including the PBOC on September 4, 2017, illegal activities in offering and financing of cryptocurrencies, including initial coin offerings (ICOs), are forbidden in the PRC because such activities may be considered to constitute illegal offering of securities or illegal fundraising. This announcement further provides that financial institutions and payment institutions shall not engage in businesses related to cryptocurrency offering or financing transactions.

There is no prohibition under PRC laws and regulations currently in effect on the possession of Bitcoin by PRC citizens and organizations.

Purchase and running of computing hardware by PRC citizens or organizations for the purpose of Bitcoin mining in China do not violate any PRC laws and regulations currently in effect. PRC citizens and organizations are not prohibited from engaging in Bitcoin mining activities in China. Design, production, sale (including both wholesale and retail) of computing hardware used for Bitcoin mining, including BPUs, in China, or sale (including both wholesale and retail) or export of such computing hardware from China, do not violate any provisions of any PRC laws and regulations currently in effect, provided that such activities shall comply with the general regulatory rules in relation to the administration of industry and commerce registration, taxation, fire control and environmental protection and the relevant policies and requirements imposed by any PRC governmental authorities.

Other Relevant Government Policies

As demonstrated by the Circular of the State Council on Printing and Distributing Policies for Encouraging the Development of the Software and IC Industries issued on June 24, 2000, the PRC continues to enact policies encouraging new and advanced technology and supporting the software and IC industries.

On January 28, 2011, the State Council issued the Circular of the State Council on Printing and Distributing Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry, or the Circular, which aims to formulate a series of policies for the purposes of further optimizing development environment for the software industry and integrated circuit industry, increasing the quality and the level of industry development and cultivating a number of influential and strong leading enterprises in these industries. The Circular addresses topics including fiscal tax policies, investment and financing policies, research and development policies, import and export policies, talent policies, intellectual property policies and market policies.

On June 24, 2014, the MIIT, the NDRC, the Ministry of Science and Technology of the PRC and the Ministry of Finance of the PRC issued the Outline for Promoting the Development of the National Integrated Circuit Industry, which highlights that great efforts shall be put on the development of the IC design industry. By focusing on the industrial chain of key areas and strengthening IC design, software development, system integration, collaborative innovation in contents and services, the goal is to drive the development of the manufacturing industry through the rapid growth of the design industry.

On June 8, 2015, the NDRC issued the Notice on Implementing Major Engineering Packages in Emerging Industries. The Notice highlights the efforts in developing IC construction infrastructures, focusing on enhancing the level of advanced technology, design industry concentration ratio and industrial chain supporting ability, selecting areas with more mature technology, good industrial base and wide application potential, and accelerating the industrialization of high performance IC products.

On May 4, 2016, the Ministry of Finance of the PRC, the SAT, NDRC and the MIIT, jointly released the Notice on Enterprise Income Tax Preferential Policies for Software and IC Enterprises. This Notice specifically stipulates the preferential policies on EIT related to IC manufacturing enterprises, IC design enterprises, software enterprises, key software enterprises within the national planning layout and IC design enterprises.

On December 15, 2016, the State Council issued the Notice of the 13th Five-Year Plan for National Informatization. This notice highlights the need to strengthen the layout of strategic innovative technologies, including blockchain technology, as well as others such as enhanced quantum communications, future networks, brain-like computing, artificial intelligence, holographic display, virtual display, big data cognitive analysis, new nonvolatile storage, driverless vehicles and gene editing.

On July 8, 2017, the State Council issued the Notice on Issuing New Generation AI Development Plan. This notice points out that advancing the integration of blockchain technology and artificial intelligence and establishing a new social credit system will significantly minimize the cost and risk of interpersonal communications.

In August 2017, the State Council issued the Guidance on Further Expanding and Upgrading Information Consumption Potential for Sustained Release of Domestic Demand, which highlights and encourages the use of open source code to develop personalized software and the launch of trial applications using new technologies such as blockchain and artificial intelligence.

In October 2017, the General Office of the State Council issued the Guiding Opinions on Actively Promoting Supply Chain Innovation and Application, which highlights and promotes the research of using emerging technologies such as blockchain and artificial intelligence to establish a credit evaluation mechanism based on supply chain.

In November 2017, the State Council issued the Guiding Opinions on Deepening Internet + Advanced Manufacturing Industry to Develop Industrial Internet which promotes the research and exploration of applications of emerging technologies in industrial Internet, such as edge computing, artificial intelligence, augmented reality, virtual reality, and blockchain technology.

Laws and Regulations Relating to Industry Qualifications

Pursuant to the Telecommunications Regulations of the PRC issued on September 20, 2000 and last amended on February 6, 2016 and the Administrative Measures for the Network Access of Telecommunications Equipment issued on May 10, 2000 and last amended on September 23, 2014, the State implements a network access system that covers telecommunications terminal equipment, wireless communications equipment and network interconnection equipment connected to public telecommunications networks. A network access license issued by the MIIT shall be obtained for telecommunications equipment implementing network access. Without a network access license, such equipment is not allowed to be connected to a public telecommunications network for use nor to be sold domestically.

Pursuant to the Regulations on Administration of Mandatory Product Certification issued on May 26, 2009 and effected on September 1, 2009, producers, sellers or importers of products included in the product catalog shall entrust a certification agency designated by the CNCA to certify the products produced, sold or imported thereby.

Pursuant to the Regulations of the PRC for the Administration of Radio Operation promulgated on September 11, 1993, last amended on November 11, 2016 and effected on December 1, 2016, in addition to micro-power short-range radio transmitting equipment, any other radio transmitting equipment that is manufactured or imported for sale or use domestically shall apply to the state authority in charge of radio regulation for approval.

Laws and Regulations Relating to Work Safety

The Work Safety Law of the PRC, issued on June 29, 2002, last amended on August 31, 2014 and effective December 1, 2014, provides that production and business operation entities shall abide by this law and other laws and regulations concerning work safety, strengthen work safety management; establish and improve work safety responsibility systems and rules; improve work safety conditions; promote work safety standardization and improve work safety levels, so as to ensure work safety. Production and business operation entities shall have the conditions for work safety as specified in this law and relevant laws, regulations, national standards or industrial specifications. Production and business operation entities that do not have such conditions are not allowed to engage in production or operation activities. Breach of the Work Safety Law of the PRC will incur various penalties, according to the specific circumstances.

Laws and Regulations Relating to Product Quality

Pursuant to the Product Quality Law of the PRC (2009 Version), issued and promulgated on February 22, 1993, amended on and effective December 29, 2018), producers shall be responsible for the quality of their products. Product quality shall satisfy the following requirements: no unreasonable danger to personal safety and the safety of property shall exist; where there are national or industry standards for protection of health, personal safety and the safety of property, such standards shall be complied with. If the products of a producer or seller do not comply with the national or industry standards for protection of health or personal safety or the safety of property, orders shall be issued to cease their production or sale and products that have been illegally produced or sold shall be confiscated. A fine shall be imposed equal to an amount greater than the value of the products that have been illegally produced or sold (hereafter including products already sold and goods not yet sold) but less than three times the value of the products; where there is illegal income, the illegal income shall be confiscated; where the circumstances are serious, the business license shall be revoked; where the case constitutes a crime, criminal liability shall be pursued in accordance with law. If a producer or a seller is found to mix impurities or imitations into products, or to pass fake goods off as genuine ones or shoddy products as good ones or sub-standard products as standard ones, such producer or seller shall be ordered to stop production or selling; the products illegally produced or sold shall be confiscated and a fine not less than 50% of but not more than three times the value of the products illegally produced or sold shall be imposed concurrently; if there are illegal proceeds, such proceeds shall be confiscated concurrently; if the circumstances are serious, the business license shall be revoked; if the case constitutes a crime, criminal liability shall be investigated in accordance with the law.

Pursuant to the PRC Regulations on Administration of Radio Operation, issued on September 11, 1993, last amended on November 11, 2016 and effective December 1, 2016, the manufacture or import of radio transmission devices that are required to obtain approval must meet the provisions of the relevant laws, national standards and relevant regulations of the state authority in charge of radio regulation and comply with the technical standards regarding approved radio transmission devices. The approval number shall be labeled on the devices. The competent authorities for radio regulation may order anyone who violates this regulation by manufacturing or importing radio transmission devices to be sold or used domestically without obtaining the requisite approval to rectify and may impose a fine between RMB50,000 and RMB200,000; for those refusing to rectify, authorities may confiscate the radio transmission devices that have not obtained approval and impose a fine between RMB200,000 and RMB1,000,000.

Pursuant to the Regulation of Telecommunications of the PRC (2016 Version) (issued and effective on February 6, 2016), anyone who violates the provisions of this regulation in lowering product quality or performance after obtaining the telecommunications equipment network access license shall be subject to punishment by the product quality supervision authorities pursuant to the provisions of the relevant laws and administrative regulations.

Laws and Regulations Relating to Industry Standards

The Measures on Administration of Information System Integration and Service Qualification Identification (Interim) is the industrial regulation as recognized by the China Information Technology Industry Federation, targeting information systems integration and service qualification identification. In particular, information system integration qualification is the objective evaluation standard for enterprises engaged in information systems integration and service comprehensive ability and level.

The Technical Requirements for Access Network Multi-service Access Platform, or MSAP, is a communications industrial standard on access network multi-service access platform, stipulating MSAP system’s requirements in network location and function model. In addition, the Safety of Information Technology Equipment (Part 1) and the Radio Disturbance Limits and Measurement Methods for Information Technology Equipment is the national standard of information technology equipment.

The Technical Requirements and Test Methods of Lightning Resistibility for Telecommunications Terminal Equipment is the industry standard for telecommunications equipment.

Laws and Regulations Relating to Other Business Areas

Trade

Pursuant to the Foreign Trade Law of the PRC, issued on May 12, 1994, last amended on and effective November 7, 2016, foreign trade operators engaged in import or export of goods or technologies shall file records with the foreign trade department of the State Council or its authorized agencies, unless otherwise stipulated by the laws, administrative regulations or the foreign trade department of the State Council. Specific measures for record filing shall be stipulated by the foreign trade department of the State Council. PRC Customs shall not process import and export declaration and clearance formalities for foreign trade operators who have not filed records in accordance with the provisions.

Foreign Exchange

Pursuant to the Regulation on Administration of Foreign Exchange of the PRC promulgated by the State Council on January 29, 1996 and last amended on and effective August 5, 2008, other regulations issued by SAFE and other relevant government authorities, Renminbi is freely convertible into other currencies for current account items such as trade related receipts and payments, interest payments and dividends; as for capital account items such as direct investment, loans and portfolio investment, the prior approval of SAFE is required to convert Renminbi into other currencies and transfer the converted currencies out of the PRC. Transactions in the PRC are subject to payment in Renminbi. Pursuant to relevant regulations and laws, after a domestic company gets listed overseas, if any of its domestic shareholders intends to increase or decrease overseas shares, the domestic shareholder shall handle overseas shareholding registration formalities with the local foreign exchange authority within twenty working days prior to the intended share increase or decrease.

On December 26, 2014, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Overseas Listing. Pursuant to this notice, a domestic company shall register for overseas listing with the foreign exchange bureau at its place of registration within 15 working days from completion of issuance of its overseas listing. Funds raised from overseas listing of a domestic company may be repatriated to the PRC or deposited overseas, and the usage of funds shall be consistent with the relevant contents set out in this document or other disclosure documents such as the corporate bonds offering documentation, shareholders’ circular and board or shareholders’ general meeting resolution. After obtaining the approval of the local SAFE, the domestic company may handle the settlement formalities for disclosure documents for overseas listing. If any of the domestic shareholders of a domestic company needs to make significant changes to overseas shares, such as increasing or decreasing share ratio, price, limitation period and progress, the domestic shareholder shall handle overseas shareholding registration formalities with the local foreign exchange authority within fifteen working days.

Pursuant to the Notice on Administration of Foreign Exchange Involved in Offshore Investment, Financing and Round-Trip Investment Conducted by Domestic Residents Through Special Purpose Vehicles, which was promulgated by SAFE and went into effect on July 4, 2014, prior to making capital contribution in a special purpose vehicle by a PRC resident using its legitimate assets or interests in the PRC or overseas, the PRC resident shall apply to the foreign exchange bureau for completion of foreign exchange registration formalities for overseas investments. A “domestic entity” referred to in this notice shall mean enterprise and institutional legal persons and any other economic organizations established in the PRC pursuant to the law; a “PRC resident individual” shall mean a PRC citizen holding a PRC resident identity document, military personnel identity document or armed police personnel identity document, and any foreign individual who does not hold a PRC identity document but normally resides in the PRC due to economic reasons.

Pursuant to the Notice on Further Simplification and Improvement of Foreign Exchange Administration Policies for Direct Investment, promulgated by SAFE on February 13, 2015 and effective June 1, 2015, two administrative approval matters, including foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment, shall be reviewed and processed directly by banks. SAFE and its local bureaus shall implement indirect supervision through the foreign exchange registration with banks for direct investment.

Pursuant to the Notice of SAFE on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Investment Enterprises promulgated on March 30, 2015 and effective June 1, 2015, and the Notice of SAFE on Reforming and Regulating the Policies for Administration of Foreign Exchange Settlement under the Capital Account promulgated on and effective June 9, 2016, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign-invested enterprises. Foreign exchange capital in a foreign-invested enterprise capital account, for which the monetary contribution has been confirmed by SAFE (or for which the monetary contribution has been registered for account entry), may be settled at a bank as required by the actual management needs of the enterprise. The voluntary settlement ratio of foreign-invested enterprise foreign exchange capital projects has been temporarily set at 100%. SAFE may make adjustments to the said ratio at appropriate times based on the status of the international balance of payments. In addition, foreign exchange earnings under capital projects and the Renminbi funds obtained from the exchange settlements thereof shall not be used by foreign-invested enterprises for the following purposes: (1) direct or indirect payments of expenditures exceeding its business scope or those being prohibited by the laws and regulations of the PRC; (2) direct or indirect uses in securities investments or investments other than capital-protected banking products (except as otherwise expressly provided); (3) issuance of loans to non-affiliated enterprises (excluding those that are expressly permitted within their business scope); and (4) construction or purchase of real estate not for personal use (except for real estate enterprises).

Outbound Investment

Pursuant to the Measures for Administration of Overseas Investment of Enterprises promulgated by the NDRC on December 26, 2017 and effective March 1, 2018, investors shall perform procedures such as overseas investment project approval and filing, report relevant information, and cooperate in supervision and inspections when they conduct overseas investments. Projects subject to approval by the NDRC are sensitive projects developed by investors, either directly or through their control of overseas enterprises. Projects subject to filing are non-sensitive projects directly developed by investors, in which the investors directly invest assets or equities, or provide financing or guarantees.

Pursuant to the Measures for Administration of Overseas Investment Management promulgated on September 6, 2014 and effective October 6, 2014, filing and approval are managed by the MOFCOM and its provincial bureaus in light of the different circumstances of overseas investments of enterprises. Approval is required for enterprises conducting overseas investments involving sensitive countries and regions or sensitive industries. Filing will be administered for enterprises conducting overseas investments in other circumstances.

Laws and Regulations Relating to Environmental Protection

Pursuant to the Environmental Protection Law of the PRC issued on December 26, 1989, amended on April 24, 2014 and effective January 1, 2015, entities that cause environmental pollution and other public nuisances shall adopt effective measures to prevent the pollution of and hazards caused to the environment. Construction projects shall be equipped with constructional environmental protection facilities, which must be simultaneously designed, built and put into operation with the main part of the construction. Enterprises discharging pollutants must report to and register with the relevant authorities in accordance with the provisions of the competent environmental protection authority under the State Council. The competent environmental protection authority shall record unlawful environmental acts of enterprises in the social credit file, and disclose information in a timely manner. Enterprises and other producers and operators unlawfully discharging pollutants shall be fined and ordered to take corrective measures. For those refusing to make corrections, the competent authority may, starting from the day after the date of ordering correction, continuously impose daily fines based on the sum of the original fine. Enterprises and other producers and operators, which discharge pollutants exceeding the pollutant discharge standard or key pollutant gross discharge control thresholds, may be ordered by the competent environmental protection authority above the provincial level to take measures such as restricting production, suspending production and rectification. Serious cases may be reported to and approved by the competent government authority, resulting in orders of suspension or shutdown of operations.

Pursuant to the Environmental Impact Assessment Law of the PRC issued on October 28, 2002, amended on and effective December 29, 2018, the PRC government implemented an environmental impact evaluation system, which classifies and manages the environmental impact evaluation of construction projects based on the degree of environmental impact caused by construction projects.

Pursuant to the Measures for Inspection and Acceptance of the Environmental Protection Work Upon Completion of Construction Projects promulgated on February 1, 2002 and amended on December 22, 2010, for construction projects which have commenced trial production for more than three months, and where the construction unit fails to apply for construction project completion environmental protection inspection and acceptance, or has inspection and acceptance delayed, the competent environmental protection authority may order a deadline for environmental protection inspection and acceptance procedures; where a unit is unable to complete the relevant procedures within the designated time limit, the environmental protection administrative department shall have the right to order the suspension of its trial production and impose a fine of less than RMB50,000.

Laws and Regulations Relating to Taxation

Enterprise Income Tax

Pursuant to the EIT Law promulgated on March 16, 2007, amended on and effective December 29, 2018, and the Regulation on Implementation of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, issued on December 6, 2007 and effective April 23, 2019, EIT shall be applicable at a uniform rate of 25% to all resident or non-resident enterprises. EIT shall be payable by a resident enterprise for income sourced within or outside the PRC. EIT shall be payable by a non-resident enterprise, for income sourced within the PRC by its institutions or premises established in the PRC, and for income sourced outside the PRC for which the institutions or premises established in the PRC have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institution or premises established, EIT shall be payable by the non-resident enterprise only for income sourced within the PRC.

Pursuant to the Administrative Measures on the Accreditation of High and New Technology Enterprises high and new technology enterprises accredited pursuant to these measures may make declarations under and benefit from tax concession policies in accordance with relevant regulations including the EIT Law and the EIT Implementation Rules, the Law of the PRC on Administration of Levying and Collection of Taxes and the Regulation of Implementation of the Law of the PRC on Administration of Levying and Collection of Taxes.

Pursuant to the Notice on Enterprise Income Tax Policies for Further Encouraging the Development of Software and Integrated Circuit Industries, IC production enterprises with an IC production line below 0.8 micrometer (inclusive), after accreditation, shall be entitled to a tax concession period beginning in the profit-making year that is prior to December 31, 2017, for which EIT shall be exempted for the first and second years and be reduced by 50% in the third to fifth years. In addition, IC production enterprises with an IC production line below 0.25 micrometer or an investment of over RMB8 billion, after accreditation, shall be entitled to a reduced EIT tax rate at 15%, and, for those with an operation period of over 15 years, the tax concession period shall be deemed to start from the profit-making year prior to December 31, 2017, for which EIT shall be exempted in the first to fifth years and be reduced by 50% in the sixth to tenth years. As for IC design enterprises newly established within the PRC and eligible software enterprises, upon accreditation, the tax concession period shall be deemed to start from the profit-making year prior to December 31, 2017, for which EIT shall be exempted for the first and second years and be reduced by 50% in the third to fifth years.

Value-Added Tax

Pursuant to the Provisional Regulation on Value-Added Tax of the PRC promulgated by the State Council, as amended on November 5, 2008, February 6, 2016 and November 19, 2017 and effective November 19, 2017, all entities and individuals in the PRC engaging in the sales of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay value added tax, or VAT. Unless otherwise stated, the rate of VAT shall be 17%.

Pursuant to the Notice on Value-Added Tax Policies of Software Products a general taxpayer who sells self-developed software products and subject to VAT at a rate of over 3% may, after being taxed at the fixed tax rate of 17%, enjoy VAT refund.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are lowered to 16% and 10% respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

Tax on Dividends

Pursuant to the EIT Law and the EIT Implementation Rules, except as otherwise provided by relevant tax treaties with the PRC government, dividends paid by foreign-invested investment enterprises to foreign investors which are non-resident enterprises and which have not established or operated premises in the PRC, or which have established or operated premises but where their income has no de facto relationship with such establishment or operation of premises shall be subject to a withholding tax of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income entered into between the PRC government and the Hong Kong Special Administrative Region, where the beneficial owner is a company directly holding at least 25% of the equity interest of the company paying the dividends, the tax charged shall not exceed 5% of the distributed dividends. In any other case, the tax charged shall not exceed 10% of the distributed dividends.

Pursuant to the Announcement on Issues Relating to “Beneficial Owner” in Tax Treaties promulgated by the SAT on February 3, 2018 and came effective April 1, 2018, a “beneficial owner” shall mean a person who has ownership and control over the income, and the rights and property from which the income is derived. Upon the determination of the “beneficial owner” status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits (hereinafter referred to as the “applicant”), a comprehensive analysis shall be conducted taking into account the actual conditions of the specific case. In general, the following factors are unfavorable for the determination of “beneficial owner” status of an applicant: (1) the applicant is obligated to pay 50% or more of the income, within 12 months from its receipt, to a resident of a third country (region), where the term “obligated” includes agreed obligations and de facto payment for which there is no agreed obligation; (2) the business activities undertaken by the applicant do not constitute substantive business activities, where substantive business activities shall include manufacturing, distribution and management activities of a substantive nature, the determination of whether the business activities undertaken by the applicant are of a substantive nature shall be based on the functions actually performed and the risks borne, and investment holding management activities of a substantive nature undertaken by the applicant may constitute substantive business activities (where the applicant undertakes investment holding management activities which do not constitute substantive business activities, and simultaneously undertakes other business activities, if such other business activities are not sufficiently significant, these shall not constitute substantive business activities); (3) the treaty counterparty country (region) does not levy, or exempts tax on the relevant income, or levies tax but with a very low actual tax rate; (4) in addition to the loan contract based on which interest is derived and paid, there exists other loans or deposit contracts between the creditor and the third party, of which factors such as the amount, interest rate and date of execution are similar; and (5) in addition to the transfer contract for rights to use such as copyright, patent, technology, from which the royalties are derived and paid, there exists other transfer contracts for rights to use or ownership in relation to copyright, patent, technology between the applicant and a third party.

Pursuant to the Notice of the SAT on the Relevant Issues Concerning the Implementation of Dividend Clauses in Tax Treaties promulgated by the SAT and effective February 20, 2009, all of the following conditions shall be satisfied before the concession tax rate in a tax treaty can be enjoyed: (1) the tax resident obtaining dividends shall be restricted to the company as provided in the tax treaty; (2) among all the ownership equity interests and voting shares of the PRC resident company, the proportion directly owned by the tax resident complies with the prescribed proportions under the tax treaty; and (3) the proportion of the equity interests of the PRC resident company directly owned by such tax resident complies with, at all times within the twelve months before obtaining the dividends, the proportions specified in the tax treaty.

Pursuant to the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers promulgated by the SAT on October 14, 2019 and effective January 1, 2020, entitlement to treaty benefits for non-resident taxpayers shall be handled by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference”. Where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits, they may obtain such entitlement themselves at the time of making tax declarations, or at the time of making withholding declarations via withholding agents. At the same time, they shall collect, gather and retain relevant materials for future reference in accordance with the provisions of these Measures, and shall accept the follow-up administration of tax authorities. Relevant information proving the status of “beneficial owner” shall be retained in the case of entitlement to dividends, interest and treaty benefits of royalty clauses.

Laws and Regulations Relating to Labor and Social Security

Pursuant to the Labor Law of the PRC promulgated on July 5, 1994 and amended on and effective December 29, 2018, companies must negotiate and enter into employment contracts with their employees based on the principle of fairness. Companies must establish and strengthen an employment hygiene system, strictly implement the national labor safety and health rules and standards, deliver occupational health and safety education to employees, prevent work-related accidents, and reduce occupational hazards. In addition, employers and employees shall purchase social insurances and pay for social insurance fees in compliance with applicable PRC laws.

Labor Contracts

The Labor Contract Law of the PRC, which was promulgated on June 29, 2007 and subsequently amended on December 28, 2012 and effective July 1, 2013, serves as the primary law regulating the labor contract relationship between companies and employees. Pursuant to this law, an employment relationship is established between the employer and the worker since the day of employment. The employer shall execute a written employment contract with the worker. Furthermore, to safeguard the legal rights and interests of workers, the way to calculate compensation for the probation period and for damages shall be subject to the provisions of the law.

Social Security and Housing Provident Fund

As required under the Social Insurance Law of the PRC promulgated on and effective December 29, 2018, the Regulation on Work-Related Injury Insurance promulgated on April 27, 2003, amended on December 20, 2010 and effective January 1, 2011, the Provisional Measures on Insurance for Maternity of Employees promulgated on and effective December 14, 1994 and implemented on January 1, 1995, and the Regulation on Administration of Housing Provident Funds promulgated on April 3, 1994 and amended on and effective March 24, 2002, employers and employees within the PRC shall pay for social insurance fees and housing provident funds in compliance with applicable PRC laws.

Laws and Regulations Relating to Intellectual Property

Trademarks

Pursuant to the Trademark Law of the PRC promulgated on August 23, 1982, amended on April 23, 2019 and effective November 1, 2019 and the Regulation on Implementation of the Trademark Law of the PRC amended on April 29, 2014 and effective May 1, 2014, the right to the exclusive use of a registered trademark is limited to the approved trademark registration, and to goods for which the use of the trademark has been approved. The period of validity of registered trademarks lasts for ten years from the day of registration approval. Absent the authorization by the owner of the registered trademark, the use of the registered trademark or a similar trademark on the same category of goods or similar goods constitutes an infringement of the right to exclusive use of the registered trademark. The infringer shall, in accordance with the relevant regulations, cease the infringement activities, take correction actions, and compensate for losses.

Patents

Pursuant to the Patent Law of the PRC promulgated on March 12, 1984, last amended on December 27, 2008 and effective October 1, 2009, and the Rules for the Implementation of the Patent Law of the PRC amended on January 9, 2010 and effective February 1, 2010, after the grant of the patent right for inventions and utility models, except otherwise regulated under the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit such patent, that is to manufacture, use, offer to sell, sell or import the patented product, or use the patented process, and use, offer to sell, sell or import products directly obtained from such patented process, for production or business purposes. After the patent right is granted for a design, no unit or individual shall, without the authorization of the patent owner, exploit such patent, that is to manufacture, offer to sell, sell, or import any product containing such patented design for production or business purposes. Where infringement has been established, the infringer shall, in accordance with the relevant regulations, be ordered to cease the infringement activities, take corrective actions, and compensate for losses.

Copyrights

Pursuant to the Copyright Law of the PRC promulgated on September 7, 1990, last amended on February 26, 2010 and effective April 1, 2010, works of PRC citizens, legal persons or other organizations shall, regardless of whether they have been published, be entitled to the copyright pursuant to this law. Works include written works; oral works; musical, dramatic, opera, dance, acrobatic and artistic works; visual arts, architectural works; photographic works; film works and works created using methods similar to film-making; graphical works and modeling works such as engineering design graphs, product design graphs, maps and schematic diagrams; computer software; and other works stipulated by legal and administrative regulations.

Pursuant to the Regulation on Protection of Computer Software promulgated on December 20, 2001, last amended on January 30, 2013 and effective date on March 1, 2013, software copyright is conferred on the software development completion date. The protection period for a software copyright of a legal person or other organizations lasts for 50 years, concluding on the day of December 31 in the 50th year after the initial release of the software. However, in the case where the software has not been released within 50 years from its development completion date, protection shall no longer be offered by these regulations. A software copyright holder may register with competent software registration authority under the State Council Copyright Administrative Department. Registration certification documents issued by the competent software registration authority serve as the prima facie proof of such registration.

IC Layout Designs

Pursuant to the Regulation on the Protection of Integrated Circuit Layout Designs promulgated on April 2, 2001 and implemented on October 1, 2001, and the Protection of Integrated Circuit Layout Designs Regulations Implementing Rules promulgated on September 18, 2001 and effective October 1, 2001, layout design proprietary right holders enjoy the following proprietary rights: to duplicate the whole or any part of the protected layout designs that is original; to make commercial use of the protected layout designs, ICs containing such layout designs, or items containing such ICs.

Regulatory Overview of United States

The following sets forth a description of certain laws, regulations and government policies relating to cryptocurrencies and cryptocurrency mining in the United States, which we consider a key market for our overseas business.

We are not aware of any law that currently makes it per se illegal for a natural person or entity simply to possess, sell, or trade Bitcoin on its own behalf in connection with lawful transactions in the United States, provided that any transaction complies generally with applicable law. We are also not aware of any United States federal law that currently prohibits any legal entity or natural person from importing BPUs into the United States or manufacturing or selling BPUs within the United States. Nonetheless, in the United States, both the federal government and individual states have regulations in place that govern the offer, sale, and transmission of various types of cryptocurrency, including but not limited to Bitcoin, and the legal status of Bitcoin and other cryptocurrencies continues to evolve.

The United States Commodity Futures Trading Commission, or CFTC, has taken the position that crypto currencies, such as Bitcoin, are “commodities” covered by the Commodity Exchange Act and subject to regulation by the CFTC. In March 2018, a United States federal court affirmed the CFTC’s authority to regulate cryptocurrencies. This means that the CFTC has jurisdiction over any futures, options or derivatives contracts involving cryptocurrencies as well as any fraud or manipulation involving cryptocurrencies in the spot market. Our products are not intended to be used either for any futures, options or derivatives trading or to enable fraud or manipulation. However, to the extent that any mining activity using our products were to be deemed a form of fraud or manipulation, or our products were otherwise used for fraud or manipulation, we could potentially be subject to regulatory or private actions related to those uses.

In addition, while the SEC has taken the position that Bitcoin, Ether, and certain cryptocurrencies subject to significant operational restrictions are not “securities” regulated by the federal securities laws, it is likely that the SEC will view almost all other cryptocurrencies other than Bitcoin and Ether that can be mined to be “securities,” based on their status as “investment contracts” under the guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under SEC v. W. J. Howey Co. (the “Howey test”) to cryptocurrencies. It is similarly likely that these other cryptocurrencies will be treated as securities under the laws of the individual states.

The status of additional cryptocurrencies as securities could impose significant restrictions on us or our customers with operations that are located in the United States or involve United States residents. Typically, offerings and distributions of securities in the United States are required to register with the SEC under the Securities Act and, in compliance with state law, with applicable state regulators. If the offering of a cryptocurrency that can be mined using our products is deemed a security, miners may be required to cease mining that cryptocurrency, which would negatively affect our business. In addition, if the Company were viewed as facilitating an illegal distribution of a cryptocurrency, the Company could have liability associated with its product sales. Further, even if a cryptocurrency that is considered to be a security is legally distributed under the US securities laws, the miners of that cryptocurrency could be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act because they are effecting transactions in those securities for a fee (i.e., mining rewards). This outcome would again potentially reduce the viability of our product sales and could also result in the Company incurring liability. Any of these developments could limit the future development of our business. See “Risk Factors—Risks Relating to Our Business and Industry—The current regulatory environment in foreign markets, and any adverse changes in that environment, could have a material adverse impact on our blockchain products business.”

Further, the Department of the Treasury’s Financial Crimes Enforcement Network, or FinCEN, regulates “money transmitters,” including certain administrators and exchangers of cryptocurrencies, and state laws also regulate money transmission; more generally, cryptocurrency transactions may implicate a variety of federal and state laws designed to counter money laundering. In that regard it should be noted that U.S. Secretary of the Treasury Steven Mnuchin has indicated that federal regulators are specifically looking for potential money laundering activities involving cryptocurrency.

In addition, Internal Revenue Service Notice 2014-21 states that at federal level, “the sale or exchange of convertible virtual currency, or the use of convertible virtual currency to pay for goods or services in a real-world economy transaction, has tax consequences that may result in a tax liability.” Under Notice 2014-21, cryptocurrencies are treated as “property” for U.S. federal tax purposes and this position was reaffirmed by the IRS in a reminder issued in March 2018 (IR-2018-71). Mining, selling, and transacting in cryptocurrencies are all potentially taxable events for U.S. federal income tax purposes. U.S. state taxing authorities may adopt similar views on the taxability of cryptocurrencies.

Sanctions Laws and Regulations

Following is a summary of the sanctions regime imposed by the United States. This summary does not intend to set out the laws and regulations relating to the United States sanctions in their entirety.

Treasury Regulations

OFAC is the primary agency responsible for administering U.S. sanctions programs against targeted countries, entities, and individuals. “Primary” U.S. sanctions apply to “U.S. persons” or activities involving a U.S. nexus (such as funds transfers in U.S. currency or activities involving U.S. origin goods, software, technology or services even if performed by non-U.S. persons), and “secondary” U.S. sanctions apply extraterritorially to the activities of non-U.S. persons even when the transaction has no U.S. nexus. Generally, U.S. persons are defined as entities organized under U.S. law (such as companies and their U.S. subsidiaries); any U.S. entity’s domestic and foreign branches (sanctions against Iran and Cuba also apply to U.S. companies’ foreign subsidiaries or other non-U.S. entities owned or controlled by U.S. persons); U.S. citizens or permanent resident aliens (“green card” holder), regardless of their location in the world; individuals physically present in the United States; and U.S. branches or U.S. subsidiaries of non-U.S. companies.

Depending on the sanctions program and/or parties involved, U.S. law also may require a U.S. company or a U.S. person to “block,” or freeze, any assets or property interests owned, controlled or held for the benefit of a sanctioned country, entity, or individual when such assets or property interests are in the United States or within the possession or control of a U.S. person. Upon such blocking, no transaction may be undertaken or effected with respect to the asset/property interest — no payments, benefits, provision of services or other dealings or other type of performance (in case of contracts/agreements) — except pursuant to an authorization or license from OFAC.

OFAC’s comprehensive sanctions programs currently apply to Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea region of Russia/Ukraine, or the Comprehensively Sanctioned Countries. OFAC’s limited programs apply to Belarus, Burundi, Central African Republic, Democratic Republic of the Congo, Iraq, Lebanon, Libya, Mali, Nicaragua, Somalia, South Sudan, Russia, Ukraine, Yemen and Zimbabwe. OFAC also prohibits virtually all business dealings with persons and entities identified in the list of Specially Designated Nationals and Blocked Persons maintained by OFAC, or the SDN List. Entities that a party on the SDN List owns (defined as a direct or indirect ownership interest of 50% or more, individually or in the aggregate) are also blocked, regardless of whether that entity is expressly named on the SDN List. Additionally, U.S. persons, wherever located, are prohibited from approving, financing, facilitating, or guaranteeing any transaction by a non-U.S. person where the transaction by that non-U.S. person would be prohibited if performed by a U.S. person or within the United States.

Export Control Regulations

The purpose of the export control regulations is to control exports and re-exports for purposes of national security, foreign policy, short supply, reduction of nuclear proliferation, limitation of chemical or biological warfare, antiterrorism, crime control, enforcement of economic embargoes, compliance with United Nations resolutions and other purposes. These laws apply to both the export of tangible products as well as the export of technology, technical data, software, trade secrets and similar types of information. These programs are administered by various U.S. agencies. Sanctions for violations of these regulations include civil and criminal penalties — criminal sanctions are often imposed on both corporate defendants and officers, directors and employees of the corporation in their personal capacities.

Export Administration Regulations

In the United States, the principal program for the federal regulation of exports is under the U.S. Export Administration Regulations, or the EAR. The EAR controls the export and re-export of U.S.-origin products and technologies from the United States. The EAR prohibits the export of certain goods, software and technologies identified therein to specific foreign countries or require exporters to obtain export licenses for the export of such items. The EAR incorporate the Commerce Control List, a list of approximately 3,000 items, which are subject to export restrictions. Items on the Commerce Control List are prohibited from export to certain destinations unless an export license is issued by the U.S. Department of Commerce. Items on the Commerce Control List include products, software and technology. Examples of products that are subject to export licensing include electronic navigation control systems, computer aided design devices (CAD-CAM), high performance computers, network components (routers, hubs, servers), computerized telecommunications switches and high performance composite materials. The EAR also control the “re-export” of products manufactured in foreign countries which incorporate more than a de minimis amount of U.S. content or which are based on certain U.S. –origin technologies. Finally, the EAR also prohibit the export of any item that will be used in any prohibited end-use.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Dong Hu	46	Chairman of the Board and Chief Executive Officer
Chunjuan Peng	43	Director and Deputy General Manager
Sufeng Wang	42	Director and Deputy General Manager
Hao Zhang	39	Director
Hongyong Wang	33	Director

Mr. Dong Hu is our founder and has served as chairman of the board of directors and our chief executive officer since May 2018. He has also served as chairman of the board of directors and chief executive officer of Zhejiang Ebang since January 2010. Mr. Hu also serves as the chairman of our risk management committee, or Risk Management Committee. Mr. Hu has over 20 years of experience in the network communication and computing industry. Between August 1998 and August 2009, he was a teacher of the College of Information Engineering at Zhejiang University of Technology. From August 2009, he worked as a teacher of the College of Computer Science and Technology at the same university until October 2017. He is also an executive director of each of Ebang IT, Hangzhou Dewang, Ebang Hongfa, Ebang Jusheng and Ebang Hongling, and a director of HK Bite, HK Ebang Technology and HK Ebang Information. Mr. Hu is primarily responsible for overseeing the sales and marketing, research and development, business strategy and overall management of our Company. Mr. Hu graduated from Zhejiang University of Technology with an undergraduate degree in industrial automation in July 1998. In September 2008, Mr. Hu obtained a master of business administration (MBA) degree from Zhejiang University.

Ms. Chunjuan Peng is our deputy general manager and has served as a director since May 2018. She has also served as a deputy general manager and as a director of Zhejiang Ebang since January 2010. She is also a member of the Risk Management Committee. Ms. Peng has over 15 years of experience in the areas of business operation and production and supply chain management. From September 2003 to January 2010, Ms. Peng was a deputy general manager at Hangzhou Ebang Communication Technology Co., Ltd., where she was responsible for assisting in managing the daily operation of the company. Ms. Peng is mainly responsible for our production and supply chain management, which includes overseeing the procurement of raw materials and production and quality control. Ms. Peng graduated from Jiangxi Normal University with a self-taught associate degree in tourism management in June 1997.

Ms. Sufeng Wang is our deputy general manager and has served as a director since May 2018. She has also served as deputy general manager and as a director of Zhejiang Ebang since July 2013. She is also a member of the Risk Management Committee. Ms. Wang has over 19 years of management-related experience and has ample knowledge of corporate governance. Between October 2001 and April 2003, Ms. Wang was an assistant to the general manager at Shenzhen East Sunshine Chemical Foil Co., Ltd. From May 2003 to December 2011, she was the secretary to the board of directors of Zhejiang Tianyuan Bio-pharmaceutical Co., Ltd. From December 2011 to March 2013, Ms. Wang was an assistant to the general manager at Hangzhou Hexing Electrical Co., Ltd. Ms. Wang is mainly responsible for providing advice on our corporate governance, connected transactions, compliance and risk management matters. Ms. Wang obtained a self-taught undergraduate degree in management and engineering from the School of Economics of People’s Liberation Army in June 2008. Ms. Wang was granted the qualification for secretary of board of directors issued by the Shenzhen Stock Exchange and the National Equities Exchange and Quotations on June 18, 2016 and April 21, 2017 respectively. Ms. Wang completed a Growth Industry Leading Enterprise Executive Training course conducted by Tsinghua University School of Continuing Education in May 2018.

Mr. Hao Zhang has served as a director since May 2018. He has also served as a director of Zhejiang Ebang since January 2010. He is also a member of the Risk Management committee. Mr. Zhang has over 12 years of experience in sales and marketing and expertise in the telecommunications industry, and has ample management related experience. From May 2007 to January 2010, Mr. Zhang was a technical manager at Hangzhou Ebang, where he was responsible for the supervision of the pre-sale and post-sale technical services provided by the technical department. He is also a legal representative and an executive director of Yunnan Ebang and Suzhou Yiquansheng. Mr. Zhang is mainly responsible for overseeing the daily operations of our telecommunications business, including the sales and marketing of our telecommunications equipment and managing our regional offices. Mr. Zhang graduated from Zhejiang Engineering College (currently known as Zhejiang Sci-Tech University) with an undergraduate degree in mechanical engineering and automation in June 2003.

Mr. Hongyong Wang has served as a director since May 2018. He has also served as a director of Zhejiang Ebang since January 2010. He is also a member of the Risk Management Committee. Mr. Wang has over 12 years of experience in sales and marketing within the network communications and computing industry, and is highly knowledgeable about the marketing practices in the industry. From June 2007 to January 2010, Mr. Wang was a sales manager at Hangzhou Ebang, where he was responsible for the sale of the company’s products. Mr. Wang is also an executive director and a general manager of Wuhai Ebang. Mr. Wang is mainly responsible for overseeing the daily operations of our blockchain products business. Mr. Wang graduated from Zhejiang Ocean University with an associate degree in computer application in July 2007.

Employment Agreements and Indemnification Agreements

We intend to enter into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause at any time with one month’s prior notice, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, material misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties or material breach of internal procedures or regulations which causes damage to the Company. An executive officer may terminate his or her employment at any time with one month’s prior written notice.

Each executive officer intends to agree to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of our company or of our customers and suppliers. In addition, each of our executive officers have agreed to be bound by non-solicitation restrictions set forth in their confidentiality agreements with us.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Board of Directors

Our board of directors will consist of                          directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote and be counted in the quorum at any meeting of the directors with respect to any contract, proposed contract, or arrangement in which he or she is materially interested, provided (1) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of                               ,                               and                       .                         will be the chairman of our audit committee. We have determined that                             ,                            and                        satisfy the “independence” requirements of the [Section 303A of the New York Stock Exchange Listed Company Manual/Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules] and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the [New York Stock Exchange/Nasdaq Stock Market] and SEC requirements within one year of the completion of this offering. Our board of directors has also determined that                              qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the [New York Stock Exchange Listed Company Manual/Nasdaq Stock Market Listing Rules].

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and our independent registered public accounting firms;

●	reporting regularly to the full board of directors; and

●	performing such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee will consist of                               ,                               and                         .                              will be the chairman of our compensation committee. We have determined that                               ,                               and                          satisfy the “independence” requirements of [Section 303A of the New York Stock Exchange Listed Company Manual/Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.]

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of                               ,                              and                         .                          will be the chairperson of our nominating and corporate governance committee. We have determined that                               ,                               and                          satisfy the “independence” requirements of [Section 303A of the New York Stock Exchange Listed Company Manual/Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.]

The nominating and corporate governance committee will assist the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

●	making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its business operations to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Code of Ethics and Corporate Governance

We will adopt a code of ethics, which will be applicable to all of our directors, executive officers and employees prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will make our code of ethics publicly available on our website.

In addition, our board of directors will adopt a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Terms of Directors and Officers

Pursuant to the amended and restated memorandum and articles of association, which will become effective and replace the current memorandum and articles of association in their entirety upon the completion of this offering, our officers will be elected by and serve at the discretion of the board. Each of our directors is not subject to a term of office and hold office until such time as he or she resigns or is removed from office by ordinary resolution of our shareholders.

A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his or her creditors; (2) dies or is found by our company to be of unsound mind; or (3) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the amended and restated memorandum and articles of association or the [New York Stock Exchange Listed Company Manual/Nasdaq Stock Market Listing Rules], or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

In 2018 and the nine months ended September 30, 2019, we paid an aggregate of approximately US$0.26 million and US$0.13 million in cash to our directors and executive officers, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of the date of this prospectus, as adjusted to reflect the sale of ADSs representing ordinary shares in this offering, for:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on: (1) 111,771,000 ordinary shares outstanding immediately prior to the completion of this offering; and (2)                 ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this prospectus, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering***		Ordinary Shares Beneficially Owned After This Offering***
	Number	%	Number	%
Directors and Executive Officers**
Dong Hu (1)	46,738,276	41.82
Chunjuan Peng	*	*
Sufeng Wang	*	*
Hao Zhang	*	*
Hongyong Wang	*	*
All directors and executive officers as a group	49,880,450	44.63
Principal Shareholders:
Affiliates of Dong Hu(1)	46,738,276	41.82
Affiliates of Shubo Qian and Jun Hu(2)	9,755,392	8.73

*	Represents less than 1% of our total outstanding shares.

**	Except as indicated otherwise below, the business address of our directors and executive officers is 26-27/F, Building 3, Xinbei Qianjiang International Building, Qianjiang Economic and Technological Development Zone, Yuhang District, Hangzhou, Zhejiang, People’s Republic of China.

***	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.

(1)	Represents (1) 46,625,783 ordinary shares held by Top Max Limited and (2) 112,493 ordinary shares held by Top One Limited. Top Max Limited is a company incorporated in the British Virgin Islands with limited liability wholly owned by Vista Eternity (PTC) Limited, or Vista Eternity, a trustee under the Hu Family Trust in which Mr. Dong Hu, our chairman of the board of directors and chief executive officer, is the settlor and the investment manager. Top One Limited, a company incorporated in the British Virgin Islands, is, among others, approximately 2.2% owned by Mr. Dong Hu. Top Max Limited has created a mortgage and charge over 48,061,530 shares it held in favor of HTI Advisory Company Limited (formerly known as Haitong International Credit Company Limited) under an equitable share mortgage deed dated 31 July 2019 between Top Max Limited, HTI Advisory Company Limited (formerly known as Haitong International Credit Company Limited) and us in relation to our facility agreement with HTI Advisory Company Limited. The facility was fully repaid and the mortgage and charge was released in January 2020. The registered addresses of both of Top Max Limited and Top One Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents (1) 3,151,095 ordinary shares directly held by Notable Performance Limited, (2) 1,714,507 ordinary shares held by Top One Limited, and (3) 4,889,790 ordinary shares held by Aureate Aries Limited. Notable Performance Limited, a company incorporated in the British Virgin Islands and wholly owned by Vista Eternity, the trustee under the Jerry Trust in which Mr. Shubo Qian, the brother-in-law of Mr. Dong Hu, is the settlor and the investment manager. Top One Limited, a company incorporated in the British Virgin Islands, is, among others, approximately 34.02% owned by Mr. Shubo Qian. Aureate Aries Limited, a company incorporated in the British Virgin Islands, is wholly-owned by Vista Eternity, the trustee under the Jack Hu Trust in which Ms. Jun Hu, the sister of Mr. Dong Hu is the settlor and the investment manager. Mr. Qian and Ms. Jun Hu are spouses and beneficially own the shares held by Notable Performance Limited, Top One Limited and Aureate Aries Limited. The registered address of all of Notable Performance Limited, Top One Limited and Aureate Aries Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this prospectus, none of our ordinary shares is held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

Property Tenancy Agreements with Zhejiang Wansi Computer Manufacturing Company Limited

In 2016 and 2018, our three PRC subsidiaries, namely, Zhejiang Ebang, Ebang IT and Hangzhou Dewang, entered into several tenancy property management agreements with Zhejiang Wansi Computer Manufacturing Company Limited, or Zhejiang Wansi. The lease terms range from two to three years. Zhejiang Wansi is 68.68% owned by the spouse of Mr. Dong Hu, our controlling shareholder, chairman of the board of directors and chief executive office. Zhejiang Wansi is therefore an associate of Mr. Dong Hu. In 2018 and the nine months ended September 30, 2019, lease expenses paid to Zhejiang Wansi was US$0.04 million and US$0.02 million, respectively. As of September 30, 2019, the aggregate outstanding lease expenses due to Zhejiang Wansi was US$0.01 million.

Guarantee by Mr. Dong Hu and His Affiliates

In 2018, we entered into a facility agreement with an amount up to HK$117.7 million with HTI Advisory Company Limited (formerly known as Haitong International Credit Company Limited) for the purpose of our reorganization. We withdrew a loan in Hong Kong dollar with a principal amount equivalent to US$13.2 million under this facility. The maturity date of the facility agreement was January 10, 2020 and the effective interest rate is 8.6641% per annum. The facility was secured by all of the assets, rights, title, interests and benefits of HK Ebang Technology, our shares owned by Top Max Limited, a company wholly-owned by Mr. Dong Hu, and personal guarantee by Mr. Dong Hu, our controlling shareholder and executive director. We have fully repaid the loan and released the securities thereunder in January 2020.

Loan Agreements with Related Parties

In the nine months ended September 30, 2019, we obtained several loans from Hong Kong Dewang Limited with an aggregate principal amount of HK$116.2 million (US$14.9 million) at an interest rate of 4.7500% per annum. The maturity dates of these loans ranges from June 5, 2022 to September 30, 2022. Hong Kong Dewang is controlled by a relative of Mr. Dong Hu, our controlling shareholder, chairman of the board of directors and chief executive office, and is therefore an associate of Mr. Dong Hu and one of our related parties. As of September 30, 2019, the aggregate outstanding principal amount of such loans was US$14.9 million. In October 2019 and January 2020, HK Ebang Technology, one of our subsidiaries, entered into additional long-term credit loans with Hong Kong Dewang Limited with an aggregate principal amount of US$7.63 million at an interest rate of 4.7500% per annuum. The expiration date of such loans ranges from September 30, 2022 to January 7, 2023. The principals and interests will be repaid in full on or prior to the maturity date.

In the nine months ended September 30, 2019, we borrowed certain interest-free credit loans from a relative of Mr. Dong Hu with an aggregate principal amount of US$1.05 million. Such loans were fully repaid in 2019.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2020 Revision) of the Cayman Islands which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is HK$380,000 divided into 380,000,000 ordinary shares of par value HK$0.001 each. As of the date of this prospectus, there were 111,771,000 ordinary shares issued and outstanding.

We plan to adopt, subject to the approval of the existing shareholders, an amended and restated memorandum and articles of association, which will become effective upon completion of this offering and replace our current memorandum and articles of association in its entirety immediately prior to the completion of the offering.

Subject to the approval of the existing shareholders, immediately prior to the completion of this offering, our authorized share capital will be HK$380,000 divided into 380,000,000 ordinary shares, with a par value of HK$0.001 each. Immediately after the completion of this offering, our issued and outstanding ordinary shares will consist of                            ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective immediately prior to the completion of this offering.

The following description of our share capital and provisions of our amended and restated memorandum and articles of association are summaries and are qualified by reference to the amended and restated memorandum and articles of association that will be in effect immediately prior to the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights with respect to the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares.”

Ordinary Shares

General

Under our amended and restated memorandum and articles of association which will be effective immediately prior to the completion of this offering, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Voting Rights

On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each ordinary share on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless a poll is demanded.

A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or instalments due by such shareholder to us have been paid.

An ordinary resolution to be passed at a general meeting requires the affirmative vote of a simple majority of the votes cast, while a special resolution requires the affirmative vote of at least two-thirds of votes attached to all outstanding ordinary shares cast at a general meeting.

If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually in a show of hands.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we shall, if required by the Companies Law in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ meetings may be convened by a majority of our board of directors or the chairman of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general meeting and any other general meeting of our shareholders. Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to the Companies Law, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and (2) in the case of any other meeting, by a majority in number of the shareholders holding not less than 95% in nominal value of the issued shares giving that right.

No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

Dividends

Subject to the Companies Law, our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our shareholders may, upon the recommendation of our directors, by ordinary resolution resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Transfer of Ordinary Shares

Subject to any applicable restrictions set forth in our amended and restated articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the [New York Stock Exchange/Nasdaq Global Market] or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of share;

●	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

●	a fee of such maximum sum as the [New York Stock Exchange/Nasdaq Global Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to our amended and restated memorandum and articles of association and to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares, Repurchase and Surrender of Ordinary Shares

We are empowered by the Companies Law and our amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the [New York Stock Exchange/Nasdaq Global Market], the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors.

Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.

Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Alteration of Capital

We may from time to time by ordinary resolution in accordance with the Companies Law alter the conditions of our amended and restated memorandum of association to:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

●	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

●	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and

●	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Register of Members

In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, which provides us with corporate administrative services. We will perform the procedures necessary to register the shares in the register of members as required in “PART III—Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Law, and will ensure that the entries on the register of members are made without any delay.

The depositary will be included in our register of members as the only holder of the common shares underlying the ADSs in this offering. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Law. In the event that we fail to update our register of members, the recourse of investors is directly to the depositary under the terms of the deposit agreement, which is governed by New York law.

The depositary will have recourse against us under the terms of the deposit agreement, and also will hold a share certificate evidencing the depositary as the registered holder of shares underlying the ADSs. Further, Section 46 of the Companies Law provides for recourse to be available to our investors in case we fail to update our register of members.

In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	subject to its memorandum and articles of association, is not required to open its register of members for inspection;

●	subject to its memorandum and articles of association, does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England.

In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a ‘‘parent’’ of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	an act which constitute a fraud against the minority where the wrongdoer are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

●	a duty to act in good faith in the best interests of the company,

●	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),

●	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and

●	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association.

Our post-offering amended and restated memorandum and articles of association do not allow shareholders to act by written resolutions.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Companies Law does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, the Companies Law may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the Company.

Any one or more shareholders holding not less than two-thirds of the votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under the Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

We were incorporated in the Cayman Islands on May 17, 2018. The following is a summary of our securities issuances since our incorporation:

Ordinary Shares

Upon our incorporation, we issued one ordinary share to the initial subscriber and this one ordinary share was transferred to Top Max Limited on the same day.

On May 24, 2018, we issued to Top Max Limited, Tiptop Partner Limited, Top One Limited, Aureate Aries Limited, Enjoyor (Hong Kong) Company Limited, Strong 365 Limited, Best Communication Limited, Master Future Access Limited, Rising Delight Enterprises Limited, Zero To Billion Chain Limited, Tian Rui Investment Holdings Company Limited, Feli Holdings Limited, Century Technology Limited, Hz Qwang Limited, Qiansheng Of Technology Co., Ltd., Brain Holdings Co., Incorporated, Sharp Force Technology Limited, Grand Elec-tech Limited, Technology Source Limited, Vakker Limited, KMY Technology Limited, Broadsight Technologies Co., Ltd., Sophie.W Holdings Limited, Tong Yuan Investment Limited, Yijia Technology Limited, JuJian Limited, Decho Technology Limited, Maocity Limited, Howso Investment Limited, Opaige Limited, Tycoon Technology Limited, Cheng.W Limited, MOJF Limited, Three Apples Limited, Hongxing Technology Limited, Beijing Happy Brother Technology Limited, Yi Han Technology Limited, Wenguangxiao Limited, Hongchuang Limited, Feihang Limited, CCH King Holdings Limited, Hejian Technology Holdings Limited, Ruisheng Technology Limited, Cocolala Limited, Omlong Limited and Hong Kong Litian Technology Limited 60,056,828, 5,528,000, 5,040,000, 4,889,790, 4,000,000, 3,151,095, 3,168,000, 3,150,000, 2,773,000, 2,012,000, 1,196,500, 1,150,000, 1,080,000, 1,069,500, 1,000,000, 950,000, 918,000, 900,000, 700,000, 650,000, 647,000, 634,500, 458,885, 425,000, 397,565, 391,000, 368,760, 334,000, 325,000, 301,000, 300,000, 275,940, 248,000, 233,490, 227,745, 219,000, 218,611, 205,500, 200,000, 191,760, 162,225, 150,000, 143,595, 135,000, 77,000 and 1,117,710 ordinary shares, respectively, at nominal value.

On December 2, 2019, Strong 365 Limited transferred all 3,151,095 ordinary shares it held to Notable Performance Limited at nominal value. On December 2, 2019, Top Max Limited transferred 159,700, 111,771 and 2,235,420 ordinary shares to Tian Rui Investment Holdings Company Limited, Century Technology Limited and Grand Elec-tech Limited, respectively, at nominal value.

On February 5, 2020, Top Max Limited transferred 4,470,840, 3,911,985, 1,000,000, 1,000,000, 541,330 ordinary shares to Celestial Splendid Limited, Golden Genius International Limited, Diversity Planet Limited, Cavalry International Limited and Yi Han Technology Limited, respectively, at nominal value. On February 5, 2020, Hong Kong Litian Technology Limited transferred 1,117,710 ordinary shares to Golden Genius International Limited at nominal value.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Receipts

                                              , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.

Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at                                                                                 .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder.

This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder.

Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part.

You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares represented by my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

●	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (1) appropriate adjustments for taxes withheld, (2) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (3) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

●	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

●	Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

●	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

●	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

●	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (1) distribute such securities or property in any manner it deems equitable and practicable or (2) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

●	Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (1) we shall have timely requested that the elective distribution is available to ADR holders, (2) the depositary shall have determined that such distribution is reasonably practicable and (3) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or not reasonably practicable to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the Depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the Depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of the depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

●	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

●	the payment of fees, taxes and similar charges; or

●	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

●	to receive any distribution on or in respect of shares,

●	to give instructions for the exercise of voting rights at a meeting of holders of shares,

●	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

●	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. To the extent we have timely asked the depositary to solicit your instructions but the voting instructions are not timely received by the depositary from any holder, such holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by their ADSs as desired, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (a) if we inform the depositary in writing (and we agree to provide the depositary with such information promptly in writing) that (1) we do not wish such proxy to be given, (2) substantial opposition exists with respect to any agenda item for which the proxy would be given or (3) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless, with respect to such meeting, the depositary has been provided with an opinion of our Cayman Islands counsel as agreed with such counsel, in form and substance satisfactory to the depositary, to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands solely by reason of grant, (b) the granting of such proxy will not result in a violation of Cayman Islands law, rule, regulation or permit applicable to the Company and (c) any ruling given in accordance with the deposit agreement in respect of the voting arrangement and deemed instruction as contemplated under the deposit agreement will be given effect by the courts of the Cayman Islands. Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed to be received until such time as the ADR department responsible for proxies and voting has received such instructions notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our ordinary shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

●	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

●	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

●	stock transfer or other taxes and other governmental charges;

●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of ordinary shares, ADRs or deposited securities;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

●	in connection with the conversion of foreign currency into U.S. dollars, the depositary shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

The depositary and/or its agent may act as principal for such conversion of foreign currency. For further details see https://www.adr.com.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary. The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the increase in any such fees and charges.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any PRC enterprise income tax owing if the Circular 82 issued by the SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (2) any distributions of shares or other property not made to holders of ADRs or (3) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (1) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (2) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all ordinary shares to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (b) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such ordinary shares and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered holder’s name and to deliver such Share certificate to the registered holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

●	payment with respect thereto of (1) any stock transfer or other tax or other governmental charge, (2) any stock transfer or registration fees in effect for the registration of transfers of ordinary shares or other deposited securities upon any applicable register and (3) any applicable fees and expenses described in the deposit agreement;

●	the production of proof satisfactory to it of (1) the identity of any signatory and genuineness of any signature and (2) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

●	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of ordinary shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of ordinary shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw ordinary shares may only be limited under the following circumstances: (1) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of ordinary shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (2) the payment of fees, taxes, and similar charges, and (3) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

●	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China (including the Hong Kong Special Administrative Region, the People’s Republic of China) or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

●	it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

●	it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

●	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

●	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of the depositary. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian has (1) committed fraud or willful misconduct in the provision of custodial services to the depositary or (2) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in any ADSs about the requirements of Cayman Islands or People’s Republic of China law, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by registered holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable to registered holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the ordinary shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary or, in the case of the issuance book portion of the ADR Register, when reasonably requested by the Company solely in order to enable the Company to comply with applicable law.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (1) issue ADSs prior to the receipt of ordinary shares and (2) deliver ordinary shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (1) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of ordinary shares under (1) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive ordinary shares in lieu of ADSs under (2) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or ordinary shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the ordinary shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such ordinary shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and ordinary shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (1) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and ordinary shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

●	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

●	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, (1) any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States, (2) the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (3) the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs, we will have outstanding                   ADSs representing approximately                    % of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could materially adversely affect prevailing market prices of the ADSs.

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Global Market]. However, we cannot assure you that a regular trading market will develop in the ADSs. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs. We cannot predict what effect, if any, future sales of the ADSs or our ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option or contract to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee equity incentive plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriters.

Furthermore, each of [our directors, executive officers and existing shareholders] have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1% of the then outstanding ordinary shares of the same class, including shares represented by ADSs, which will equal approximately ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full); and

●	the average weekly trading volume of our ordinary shares of the same class, including shares represented by ADSs on the [New York Stock Exchange/Nasdaq Global Market] during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our ordinary shares, such as the tax consequences under U.S. federal non-income, state and local tax laws and the other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of Jingtian & Gongcheng, our counsel as to PRC law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or our ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands.

The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2020 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1)       that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)       that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from May 24, 2018.

PRC Taxation

Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008 (as amended in December 2018). The EIT Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to EIT at the rate of 25% on their worldwide income. The Implementing Rules of the EIT Law further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is deemed to be located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not offshore enterprises controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to Circular 82, a Chinese-controlled enterprise which is incorporated offshore will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to EIT on its global income only if all of the following conditions are satisfied:

●	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

●	decisions relating to the enterprise’s financial and human resources matters are made or are subject to the approval of organizations or personnel in the PRC;

●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholders’ resolutions are located or maintained in the PRC; and

●	50% or more of voting board members or senior executives habitually reside in the PRC.

The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that our Cayman Islands holding company, Ebang International Holdings Inc., is not a PRC resident enterprise for PRC tax purposes. Ebang International Holdings Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position and there is a risk that the PRC tax authorities may deem our company as a PRC resident enterprise since a substantial majority of the members of our management team are located in China, in which case we would be subject to EIT at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for EIT purposes, a number of unfavorable PRC tax consequences could follow.

One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

According to the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

●	over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

●	at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

●	the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

●	the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or Circular 37, which took effect on December 1, 2017. Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of Circular 7 and Circular 37. Circular 7 and Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 7 and Circular 37, and we may be required to comply with Circular 7 and Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value added tax, or VAT, instead of business tax.

According to the Circular 36, our PRC subsidiaries and consolidated affiliated entity are subject to VAT, at a rate of 6% to 17% on proceeds received from customers and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% tax rates are lowered to 16%.

According to the Circular on Policies to Deepen Value-added Tax Reform, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder, as defined below, that acquires the ADSs in this offering and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under Section 1221 of the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law as of the date of this prospectus, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities for U.S. federal income tax purposes and their partners or investors, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) ADSs or ordinary shares representing 10% or more of our stock (by vote or by value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal estate, gift or other non-income tax considerations, state, local, or non-U.S. tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes the representations contained in the deposit agreement and any related agreement are true and the obligations in such agreements will be complied with in accordance with their terms.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income, or the “income test” or (2) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test”. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

The determination of whether we are or will become a PFIC for any taxable year may depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering, which may fluctuate. Based upon the current and anticipated value of our assets and the composition of our income and assets (taking into account the expected cash proceeds from this offering) and projections as to the value of the ADSs and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we are or will become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we retain significant amounts of liquid assets, including cash raised in this offering, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower rates applicable to “qualified dividend income” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We will apply to list the ADSs, but not the ordinary shares, on the [New York Stock Exchange/Nasdaq Global Market]. We believe, but cannot assure you, that the ADSs will be considered readily tradable on an established securities market in the United States upon their listing on the [New York Stock Exchange/Nasdaq Global Market] and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. However, there can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on any established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares (regardless of whether such shares are backed by ADSs). U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of the ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the Enterprise Income Tax Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC (see “—PRC Taxation”), such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC in subsequent taxable years, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount of the excess distribution or gain allocated to the taxable year of distribution or gain and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each such taxable year, a pre-PFIC year) will be taxable as ordinary income;

●	the amount of the excess distribution or gain allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding taxable years during which the U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs or ordinary shares, provided that the ADSs or ordinary shares are “regularly traded” (as specially defined in the applicable United States Treasury Regulations) on the [New York Stock Exchange/Nasdaq Global Market], which is a qualified exchange or other market for these purposes. We expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the [New York Stock Exchange/Nasdaq Global Market], but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such ADSs and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election in any year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares will not be listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on the ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares. Information reporting will generally apply to payments of dividends on, and to proceeds from the sale or other disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom AMTD Global Markets Limited and Loop Capital Markets LLC are acting as representatives, have severally and not jointly agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
AMTD Global Markets Limited
Loop Capital Markets LLC
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below. Any offers or sales of the ADSs in the United States will be conducted by registered broker-dealers in the United States. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

Certain of the underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC. AMTD Global Markets Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with the applicable securities laws and regulations.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$            , the total underwriters’ discounts and commissions would be US$             and the total proceeds to us (before expenses) would be US$            .

The table below shows the per ADS and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ADSs.

	Per ADS		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$             million. [We have agreed to reimburse the underwriters for certain expenses issurred in connection with this offering up to an amount of US$                   ].

We have applied for approval for listing the ADSs on [the New York Stock Exchange/Nasdaq Global Market] under the symbol “         .”

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

Each of [our directors, executive officers and existing shareholders] have agreed that, without the prior written consent of the representatives, such director, officer or shareholder, subject to certain exceptions, will not, during the period ending 180 days after the date of this prospectus:

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraphs to certain exceptions.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

[In addition, we have instructed         , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise.]

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over- allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

[At our request, the underwriters have reserved for sale, at the initial public offering price, up to              ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the ADSs to such persons. Any sales to these persons will be made through a directed share program. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

The address of AMTD Global Markets Limited is 23/F-25/F, Nexxus Building, 41 Connaught Road Central, Hong Kong. The address of Loop Capital Markets LLC is 111 W. Jackson Boulevard, Suite 1901, Chicago, Illinois 60604, United States.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

●	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

●	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

●	person associated with the company under section 708(12) of the Corporations Act; or

●	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

●	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

●	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

●	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland. The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Dubai International Finance Center. This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

United Kingdom. Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

France. Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany. This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Italy. The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

●	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

●	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

●	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

●	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Taiwan. The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates. The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the ADSs by us. Except for the SEC registration fee, the [New York Stock Exchange/Nasdaq Global Market] listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$
Financial Industry Regulatory Authority Inc. filing fee
[New York Stock Exchange/Nasdaq Global Market] listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	US$

We will bear these expenses and the underwriting discounts and commissions incurred in connection with the offer and sale of the ADSs by us.

LEGAL MATTERS

We are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by King & Wood Mallesons. Wilson Sonsini Goodrich & Rosati, Professional Corporation may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon King & Wood Malleson with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Ebang International Holdings Inc. as of September 30, 2019, and December 31, 2018, and for the nine months ended September 30, 2019 and for the year ended December 31, 2018, have been included herein and in the registration statement in reliance upon the report of MaloneBailey LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. MaloneBailey, LLP has been our independent auditor since 2019.

The registered business address of MaloneBailey LLP is located at 9801 Westheimer Rd., Suite 1100, Houston, TX 77042.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A registration statement on Form F-6 will be field with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statements on Form F-1 and Form F-6 and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the Internet at the SEC’s website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with the U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

EBANG INTERNATIONAL HOLDINGS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ebang International Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ebang International Holdings Inc. and its subsidiaries (collectively, the “Company”) as of September 30, 2019 and December 31, 2018, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the nine months period ended September 30, 2019 and for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and December 31, 2018, and the results of their operations and their cash flows for the nine months period ended September 30, 2019 and for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2019.

Houston, Texas

February 14, 2020

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	Notes	September 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	3	$2,375,046	$9,997,593
Restricted cash, current		2,290,975	7,271,849
Short-term investment		127,324	-
Accounts receivable, net	4	13,440,956	21,576,733
Advances to suppliers		27,356,119	2,626,537
Inventories, net	5	19,509,838	66,269,445
VAT recoverables		21,691,219	16,098,831
Prepayments		8,098,721	796,545
Other current assets, net		273,662	395,927
Total current assets		95,163,860	125,033,460

Non-current assets:
Property, plant and equipment, net	6	11,245,239	16,998,142
Intangible assets, net	7	3,849,711	4,699,642
Operating lease right-of-use assets	12	1,402,039	-
Operating lease right-of-use assets - related party	12/16	47,788	-
Restricted cash, non-current		39,852	2,211,834
Other assets		746,093	516,237
Total non-current assets		17,330,722	24,425,855
Total assets		$112,494,582	$149,459,315

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$12,292,376	$43,629,626
Notes payable		-	7,724,666
Accrued liabilities and other payables	8	13,220,870	8,318,995
Loans due within one year, less unamortized debt issuance costs	9	5,401,464	15,313,730
Operating lease liabilities, current	12	793,801	-
Operating lease liability - related party, current	12/16	46,809	-
Income tax payable		509,553	1,189
Advances from customers		45,497,780	2,009,854
Total current liabilities		77,762,653	76,998,060

Non-current liabilities:
Long-term loans - related party	16	14,900,110	-
Long-term loan, less current portion and unamortized debt issuance costs	9	-	4,629,011
Operating lease liabilities, non-current		356,826	-
Operating lease liability - related party, non-current		9,759	-
Total non-current liabilities		15,266,695	4,629,011

Total liabilities		93,029,348	81,627,071

Shareholders’ equity:
Common stock, HKD0.001 par value, 380,000,000 shares authorized, 111,771,000 shares issued and outstanding at September 30, 2019 and December 31, 2018	11	14,330	14,330
Additional paid-in capital		23,888,023	23,888,023
Statutory reserves	13	10,623,934	10,512,527
Retained earnings (deficit)		(19,669,460)	35,034,690
Accumulated other comprehensive loss		(505,937)	(7,878,354)
Total Ebang International Holdings Inc. shareholders’ equity		14,350,890	61,571,216

Non-controlling interest		5,114,344	6,261,028

Total shareholders’ equity		19,465,234	67,832,244

Total liabilities and shareholders’ equity		$112,494,582	$149,459,315

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in US dollars)

	Notes	For the nine months ended September 30, 2019	For the year ended December 31, 2018
Revenues	2/14	$52,523,359	$319,041,793
Cost of revenues		97,647,702	294,596,001
Gross profit (loss)		(45,124,343)	24,445,792

Operating expenses (income):
Selling expenses		811,788	4,095,835
General and administrative expenses		14,049,634	51,410,864
Value-added tax refund		(6,594)	(27,368,030)
Total operating expenses		14,854,828	28,138,669

Loss from operations		(59,979,171)	(3,692,877)

Other income (expenses):
Interest income		198,529	453,991
Interest expenses		(1,483,039)	(921,047)
Other income		154,054	1,139,514
Government grants		6,182,780	798,680
Other expenses		(523,622)	(8,692,935)
Total other income (expenses)		4,528,702	(7,221,797)

Loss before income tax provisions		(55,450,469)	(10,914,674)

Income tax provision	10	288,958	899,586

Net Loss		(55,739,427)	(11,814,260)
Less: net income (loss) attributable to non-controlling interest		(1,146,684)	494,234
Net loss attributable to Ebang International Holdings Inc.		$(54,592,743)	$(12,308,494)

Comprehensive loss
Net loss		$(55,739,427)	$(11,814,260)
Other comprehensive income (loss):
Foreign currency translation adjustment		7,372,417	(11,363,682)

Total comprehensive loss		(48,367,010)	(23,177,942)
Less: Comprehensive loss attributable to non-controlling interest		-	-
Comprehensive loss attributable to Ebang International Holdings Inc.		$(48,367,010)	$(23,177,942)

Net loss per common share attributable to Ebang International Holdings Inc.
Basic		$(0.49)	$(0.36)
Diluted		$(0.49)	$(0.36)

Weighted average common shares outstanding
Basic		111,771,000	33,808,506
Diluted		111,771,000	33,808,506

The accompanying notes are an integral part of these consolidated financial statements

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in US dollars)

	Common Shares		Statutory	Additional Paid-in	Accumulated Other Comprehensive Income	Retained Earnings	Non-controlling	Total Shareholders’
	Shares	Amount	Reserves	Capital	(Loss)	(Deficit)	Interest	Equity
Balance, January 1, 2018	-	$-	$7,115,524	$29,811,812	$3,485,328	$50,740,187	$5,766,794	$96,919,645
Capital contribution from shareholder	60,056,829	7,700						7,700
Issuance of common shares for cash	51,714,171	6,630		579,109				585,739
Distribution to owners				(6,502,898)				(6,502,898)
Net income (loss)						(12,308,494)	494,234	(11,814,260)
Foreign currency translation adjustment					(11,363,682)			(11,363,682)
Transfer to reserve			3,397,003			(3,397,003)		-

Balance, December 31, 2018	111,771,000	$14,330	$10,512,527	$23,888,023	$(7,878,354)	$35,034,690	$6,261,028	$67,832,244
Net loss						(54,592,743)	(1,146,684)	(55,739,427)
Foreign currency translation adjustment					7,372,417			7,372,417
Transfer to reserve			111,407			(111,407)		-

Balance, September 30, 2019	111,771,000	$14,330	$10,623,934	$23,888,023	$(505,937)	$(19,669,460)	$5,114,344	$19,465,234

The accompanying notes are an integral part of these consolidated financial statements.

EBANG INTERNATIONAL HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the nine months ended September 30, 2019	For the year ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(55,739,427)	$(11,814,260)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses	7,489,609	4,799,350
Allowance for doubtful accounts	-	19,778
Loss on disposal of property, plant and equipment	-	23,403
Amortization of debt issuance cost	131,427	153,370
Inventory write-down	7,516,006	61,771,039
Loss (gain) on short-term investment	(1,161)	17,968
Other noncash expenses	3,792	(959,254)
Changes in assets and liabilities:
Accounts receivable, net	7,644,582	(7,045,434)
Notes receivable	-	42,193
Inventory	41,296,497	(83,666,057)
Advances to suppliers	(24,811,261)	121,148,949
Tax recoverables	(6,424,923)	(13,952,636)
Prepaid expense and other current assets, net	(7,920,626)	(684,840)
Accounts payable	(31,592,575)	13,633,755
Notes payable	(7,741,102)	2,409,880
Income tax payable	528,722	(8,479,136)
Advances from customers	45,164,127	(181,799,117)
Accrued liabilities and other payables	5,199,241	(3,850,987)

NET CASH USED IN OPERATING ACTIVITIES	(19,257,072)	(108,232,036)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(817,857)	(5,940,856)
Purchases of intangible assets	-	(371,999)
Proceeds from disposal of property, plant and equipment	-	5,140
Cash paid for short-term investment	(131,251)	-
Proceeds from maturity of short-term investment	-	23,116

NET CASH USED IN INVESTING ACTIVITIES	(949,108)	(6,284,599)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution from shareholder	-	7,700
Distribution to owners	-	(6,502,898)
Proceeds from short-term loans	7,071,198	10,908,195
Repayment of short-term loans	(14,120,228)	(3,848,048)
Proceeds from long-term loan	-	13,205,128
Repayment of long-term loan	(7,692,307)	-
Payment of debt issuance cost	-	(396,154)
Proceeds from related party loans	14,850,000	-
Issuance of common shares for cash	-	585,739

NET CASH PROVIDED BY FINANCING ACTIVITIES	108,663	13,959,662

EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	5,322,114	(12,970,856)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(14,775,403)	(113,527,829)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD/YEAR	19,481,276	133,009,105

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD/YEAR	$4,705,873	$19,481,276

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$1,325,564	$480,543
Income taxes	$8,175,338	$11,755,012

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Liabilities assumed in connection with purchase of property, plant and equipment	$614,762	$4,083,805
Liabilities assumed in connection with purchase of intangible assets	$-	$322,082
Transfer from prepayments to property, plant and equipment	$-	$4,912,272

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$2,375,046	$9,997,593
Restricted cash	2,330,827	9,483,683
Total cash, cash equivalents and restricted cash	$4,705,873	$19,481,276

The accompanying notes are an integral part of these consolidated financial statements.

EBANG INTERNATIONAL HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Ebang International Holdings Inc. (“Ebang International”) was incorporated on May 17, 2018, a holding company, as an exempted company with limited liability in the Cayman Islands. Ebang International principally engages in manufacturing high performance Bitcoin mining machines and telecommunication products and conducts business through its subsidiaries in the People’s Republic of China (the “PRC”). In January 2010, Mr. Dong Hu, chairman of board of directors and chief executive officer, founded Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”), which established Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”) to conduct development and sales of communications network access devices and related equipment. In August 2015, Zhejiang Ebang was listed on the National Equities Exchange and Quotations (“NEEQ”). In August 2016, Zhejiang Ebang acquired 51.05% of the equity interest in Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”) through capital injection in Hangzhou Dewang. In March 2018, Zhejiang Ebang was delisted from the NEEQ in preparation for the reorganizations. Ebang International underwent a series of onshore and offshore reorganizations, which were completed on May 22, 2018.

Immediately before and after the reorganization, the controlling shareholder of Zhejiang Ebang controlled Zhejiang Ebang and Ebang International; therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Ebang International and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Corporate Structure

Ebang International Holdings Inc. is a holding company incorporated in Cayman Islands that does not have substantive operations. We conduct our businesses through our subsidiaries. Our principal subsidiaries consist of the following entities (in chronological order based on their dates of incorporation):

●	Zhejiang Ebang Communication Technology Co., Ltd., or Zhejiang Ebang, our majority-owned subsidiary and an onshore holding company established in the PRC on January 21, 2010 principally for holding our businesses in the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Zhejiang Ebang Information Technology Co., Ltd., or Ebang IT, our majority-owned subsidiary and an operating entity established in the PRC on August 11, 2010 principally for the design, manufacture and sale of telecommunications and blockchain processing equipment;

●	Hangzhou Dewang Information Technology Co., Ltd., or Hangzhou Dewang, our majority-owned subsidiary and an operating entity established in the PRC on December 31, 2015 principally for the design and manufacture of blockchain chips;

●	Hong Kong Bite Co., Ltd., or HK Bite, our wholly-owned subsidiary and an operating entity established in Hong Kong on February 12, 2016 principally for the trading of blockchain chips;

●	Yunnan Ebang Information Technology Co., Ltd., or Yunnan Ebang, our majority-owned subsidiary and an operating entity established in the PRC on June 28, 2016 principally for the assembly line of blockchain processing equipment;

●	Wuhai Ebang Information Technology Co., Ltd., or Wuhai Ebang, our wholly-owned subsidiary and an operating entity established in the PRC on September 18, 2017 principally for the assembly line of blockchain processing equipment; and

●	Hangzhou Ebang Jusheng Technology Co., Ltd., or Ebang Jusheng, our wholly-owned subsidiary and an operating entity established in the PRC on January 3, 2018 principally for the trading of telecommunications and blockchain processing equipment.

As of the date of this prospectus, we conduct our business operations across 15 subsidiaries.

The accompanying consolidated financial statements reflect the activities of Ebang International and each of the following entities:

Name	Background	Ownership
Orient Plus International Limited (“Orient Plus”)	● A British Virgin Islands (“BVI”) company ● Incorporated on June 6, 2018 ● A holding company	100% owned by Ebang International

Hong Kong Bite Co., Ltd. (“HK Bite”)	● A Hong Kong company ● Incorporated on February 12, 2016 ● A Trading company	100% owned by Orient Plus

Power Ebang Limited (“Power Ebang”)	● A British Virgin Islands company ● Incorporated on February 26, 2018 ● A holding company	100% owned by Ebang International

Hong Kong Ebang Technology Co., Ltd. (“HK Ebang Technology”)	● A Hong Kong company ● Incorporated on February 12, 2018 ● A holding company	100% owned by Power Ebang

Leader Forever Holdings Limited (“Leader Forever”)	● A British Virgin Islands company ● Incorporated on January 7, 2019 ● A holding company	100% owned by Ebang International

Hong Kong Ebang Information Co., Ltd. (“HK Ebang Information”)	● A Hong Kong company ● Incorporated on April 1, 2019 ● A Trading company	100% owned by Leader Forever

Hangzhou Ebang Hongfa Technology Co., Ltd. (“Ebang Hongfa”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on February 11, 2018 ● A holding company	100% owned by HK Ebang Technology

Hangzhou Ebang Hongling Technology Co., Ltd. (“Ebang Hongling”)	● A PRC limited liability company ● Incorporated on July 3, 2019	100% owned by Ebang Hongfa

Wuhai Ebang Information Technology Co., Ltd. (“Wuhai Ebang”)	● A PRC limited liability company ● Incorporated on September 18, 2017	100% owned by Ebang Hongling

Zhejiang Ebang Communication Technology Co., Ltd. (“Zhejiang Ebang”)	● A PRC limited liability company ● Incorporated on January 21, 2010	99.99% owned by Ebang Hongfa

Zhejiang Ebang Information Technology Co., Ltd. (“Ebang IT”)	● A PRC limited liability company ● Incorporated on August 11, 2010	100% owned by Zhejiang Ebang

Yunnan Ebang Information Technology Co., Ltd. (“Yunnan Ebang”)	● A PRC limited liability company ● Incorporated on June 28, 2016	100% owned by Zhejiang Ebang

Suzhou Yiquansheng Communication Technology Co., Ltd. (“Suzhou Yiquansheng”)	● A PRC limited liability company ● Incorporated on April 2, 2018	100% owned by Zhejiang Ebang

Hangzhou Ebang Jusheng Technology Co., Ltd. (“Ebang Jusheng”)	● A PRC limited liability company ● Incorporated on January 3, 2018	100% owned by Ebang Hongfa

Hangzhou Dewang Information Technology Co., Ltd. (“Hangzhou Dewang”)	● A PRC limited liability company ● Incorporated on December 31, 2015	51.05% owned by Ebang Hongfa

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Non-controlling Interest

Non-controlling interest on the consolidated balance sheets is resulted from the consolidation of Hangzhou Dewang, a 51.05% owned subsidiary. The portion of the income or loss applicable to the non-controlling interest in subsidiary is reflected in the consolidated statements of operations and comprehensive loss.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, estimates for inventory write-down, useful lives and impairment of property, plant and equipment and intangible assets, and accounting for deferred income taxes, valuation allowance for deferred tax assets, and allowance for doubtful accounts. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation and transaction

The accompanying consolidated financial statements are presented in the United States dollar (“$”), which is the reporting currency of the Company. The functional currency of the HK Bite and HK Ebang Information is United State dollars, and the functional currency of Ebang International, HK Ebang Technology and all BVI entities is Hong Kong dollar (“HKD”). The functional currency of the PRC subsidiaries is Renminbi (“RMB”).

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss.

For Ebang International, HK Ebang Technology and all BVI entities, except for the shareholder’s equity, the balance sheet accounts at September 30, 2019 and December 31, 2018, results of operations and cash flows for the nine months ended September 30, 2019 and the year ended December 31, 2018 were translated at HKD7.8 to $1.00. For all PRC subsidiaries, the balance sheet accounts, with the exception of shareholders’ equity at September 30, 2019 and December 31, 2018 were translated at RMB7.1360, and RMB6.8764 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the nine months ended September 30, 2019 and for the year ended December 31, 2018 were RMB6.8618 and RMB6.6146 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Restricted cash

Restricted cash mainly represent the bank deposit used to pledge the bank acceptance notes, bank deposit pledged in exchange for guarantee services. It also represents the bank deposits judicially frozen by the court. As of September 31, 2019 and December 31, 2018, the Company has restricted cash balance of $2,330,827 and $9,483,683, respectively. See note 17 – Contingencies for more details.

Short-term investment

Short-term investment consists of investment in a wealth management product issued by a bank which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates. The Company measures the short-term investment at fair value and fair value is estimated based on quoted price of similar products provided by banks at the end of each period.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

Inventories, net

Inventories, consisting of finished goods, work in process, and raw materials. Inventories are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased.

Advances to suppliers

Advances to suppliers are cash deposited for future inventory purchases, and are determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of September 30, 2019 and December 31, 2018, no such indication available and no allowance was recognized.

Prepayments

Prepayments are mainly consisted of prepaid income tax.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	20 years
Computer software	10 years
Leasehold improvements	Over the shorter of the lease term or expected useful lives
Office equipment	3-5 years
Motor vehicles	5 years
Mechanical equipment	5-10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Construction in progress represents assets under construction. All direct costs relating to the construction are capitalized as construction in progress. Construction in progress is not depreciated until the asset is placed in service.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of software, non-patent technology and land use right. The Company typically amortizes its software and non-patent technology with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives.

According to the law of PRC, the government owns all the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the Chinese government for a specified period of time. The Company amortizes its land use rights using the straight-line method over the periods the rights are granted.

The estimated useful lives are as follows:

land use right	50 years
Software	65 months
non-patent technology	1 year

Impairment for long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the nine months ended September 30, 2019 and the year ended December 31, 2018, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

Financial instruments included in current assets and current liabilities except for operating lease liability – related party, are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities:

(1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company had short-term investment as of September 30, 2019, which was listed as follows:

As of September 30, 2019	Level 1	Level 2	Level 3
Short-term investment – Wealth management product		$127,324

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company has adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented. Consistent with the criteria of Topic 606, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. Value-added tax that the Company collects concurrent with revenue-producing activities is excluded from revenue.

Products revenue

The Company generates revenue primarily from the sale of Bitcoin mining machines and related accessories directly to a customer, such as a business or individual engaged in Bitcoin mining activities. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been picked up by or shipped to our customers.

The Company also generates revenue from the sale of telecommunication products directly to a customer, such as a business or individual engaged in telecommunication businesses. The Company recognizes revenue at a point in time when products are delivered and customer acceptance is made.

The Company elected to account for shipping and handling fees that occur after the customer has obtained control of goods, for instance, free onboard shipping point arrangements, as a fulfilment cost and accrues for such costs.

Service revenue

The Company also generate a small portion of revenue from management and maintenance services under separate contracts. Revenue from management and maintenance services include service fees for provision of mining machine hosting services to our customers, and provision of maintenance service. Revenue from the maintenance service to the customer is recognized at a point in time when services are provided. Revenue from the management service to the customer is recognized as the performance obligation is satisfied over time over the service period.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. See Note 14 for information regarding revenue disaggregation by product lines and countries.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods or services to the customer or other conditions under the terms of a sales contract. As of September 30, 2019, and December 31, 2018, the Company recorded contract liabilities of $45,497,780 and $2,009,854, respectively, which was presented as advances from customers on the accompanying consolidated balance sheets. During the nine months ended September 30, 2019 and the year ended December 31, 2018, the Company recognized $127,169 and $121,604,493, of contract liabilities as revenue, respectively.

Segment reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by marketing channel. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Selling and handling expenses

Selling and handling costs amounted to $60,447 and $1,233,527 for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively. Selling and handling costs are expensed as incurred and included in selling expenses.

General and administrative expenses

General and administrative expenses consist primarily of research and development expenses, salary and welfare for general and administrative personnel, rental expenses, depreciation and amortization in associated with general and administrative personnel, allowance for doubtful receivables, entertainment expense, general office expense and professional service fees.

The Company recognizes research and development expenses as expense when incurred. Research and development expenses amounted to $10,246,723 and $43,488,851 for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

Operating leases

Prior to the adoption of ASC 842 on January 1, 2019:

Leases, mainly leases of factory buildings, offices and employee dormitories, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Company had no finance leases for any of the periods stated herein.

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. Please refer to Note 2-Recently adopted accounting pronouncements for the disclosures regarding the Company’s method of adoption of ASC 842 and the impacts of adoption on its consolidated balance sheets, results of operations and cash flows. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Government grants

Government grants represent cash subsidies received from PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. Total government grants received were amounted to $6,182,780 and $798,680 for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

Value-added taxes

Revenue is recognized net of value-added taxes (“VAT”). The VAT is based on gross sales price and VAT rates applicable to the Company is 17% for the period from the beginning of 2018 till the end of April 2018, then changed to 16% from May 2018 to the end of March 2019, and changed to 13% from April 2019. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverables if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities.

Pursuant to Caishui (2011) No. 100 issued by State Tax Bureau of PRC, Zhejiang Ebang and Ebang IT are qualified as enterprises of selling self-developed software products and enjoying a tax refund for the excess of 3% of their actual tax burden after the VAT is levied at the 17% or 16% tax rate since April 2016. Tax refund is recognized as when received. During the nine months ended September 30, 2019 and the year ended December 31, 2018, total VAT refund received was $6,594 and $27,368,030 for the sales of bitcoin mining machine, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company not using the United States dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to Ebang International Holdings Inc. divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of September 30, 2019, and December 31, 2018, there were no dilutive shares.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon the factors surrounding the credit risk of specific customers.

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (ASC 606)” and issued subsequent amendments to the initial guidance or implementation guidance between August 2015 and November 2017 within ASU 2015-04, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-13, and ASU 2017-14 (collectively, including ASU 2014-09, “ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Effective January 1, 2018, the Company adopted the standard using the full retrospective method, which required the Company to adjust each prior reporting period presented. The adoption of ASC 606 did not have a material impact on the Company’s previously reported consolidated financial statements in any prior period nor did it result in a cumulative effect adjustment to retained earnings. See Note 2 – Revenue recognition for further details.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASC 842”) and issued subsequent amendments to the initial guidance or implementation guidance including ASU 2017-13, 2018-01, 2018-10, 2018-11, 2018-20 and 2019-01 (collectively, including ASU 2016-02, “ASC 842”), which supersedes the lease accounting requirements in ASC Topic 840, Leases. ASC 842 provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases.

On January 1, 2019, the Company adopted ASC 842, using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease.

The primary impact of applying ASC 842 is the initial recognition of $810,832 of lease liabilities and $759,645 of right-of-use assets on the Company’s consolidated balance sheet as of January 1, 2019, for leases classified as operating leases under ASC 840, as well as enhanced disclosure of the Company’s leasing arrangements. The Company does not have finance lease arrangements as of September 30, 2019. See Note 12 for further discussion.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. Earlier adoption is permitted. The amendments in this Update should be applied using a retrospective transition method to each period presented. On January 1, 2018, the Company adopted this guidance on a retrospective basis and has applied the changes to the consolidated statement of cash flows starting January 1, 2018.

Recently issued accounting pronouncements

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The amendments in this Update modify the disclosure requirements on fair value measurements based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential impacts of ASU 2018-13 on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU 2019-12 simplifies the accounting for income taxes by removing exceptions within the general principles of Topic 740 regarding the calculation of deferred tax liabilities, the incremental approach for intraperiod tax allocation, and calculating income taxes in an interim period. In addition, the ASU adds clarifications to the accounting for franchise tax (or similar tax), which is partially based on income, evaluating tax basis of goodwill recognized from a business combination, and reflecting the effect of any enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Company is currently evaluating the potential impacts of ASU 2019-12 on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 – Cash and cash equivalents

Cash and cash equivalents consist of the following:

	September 30,	December 31,
	2019	2018
Cash on hand	$6,854	$45,268
Cash in bank	2,316,447	7,037,186
Other cash and cash equivalents	51,745	2,915,139

	$2,375,046	$9,997,593

Note 4 – Accounts receivable, net

Accounts receivable, net consist of the following:

	September 30,	December 31,
	2019	2018
Accounts receivable	$15,146,052	$23,346,201
Less: Allowance for doubtful accounts	(1,705,096)	(1,769,468)

Accounts receivable, net	$13,440,956	$21,576,733

Movements of allowance for doubtful accounts are as follows:

	September 30,	December 31,
	2019	2018
Allowance for doubtful accounts, beginning balance	$1,769,468	$1,849,985
Add: Provision for doubtful accounts	-	19,778
Effects of foreign exchange rate	(64,372)	(100,295)

Allowance for doubtful accounts, ending balance	$1,705,096	$1,769,468

Note 5 – Inventories, net

	September 30,	December 31,
	2019	2018
Finished goods	$6,382,692	$15,203,986
Work in process	53,380,749	88,078,078
Raw materials	17,222,367	25,118,282
	76,985,808	128,400,346
Less: inventory write-down	(57,475,970)	(62,130,901)

Inventories, net	$19,509,838	$66,269,445

During the nine months ended September 30, 2019 and the year ended December 31, 2018, the Company recorded write-down for the potentially obsolete, slow-moving inventories and lower of cost or market adjustment of $7,516,006 and $61,771,039 in cost of revenues, respectively.

Note 6 – Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	September 30,	December 31,
	2019	2018
Buildings	$4,028,993	$4,181,097
Mechanical Equipment	18,231,971	18,234,563
Motor Vehicles	449,068	460,616
Office Equipment	1,503,345	1,452,689
Computer Software	133,028	121,963
Leasehold Improvement	214,206	154,455
Construction in Progress	1,630,439	771,114
Total	26,191,050	25,376,497
Accumulated Depreciation	(14,945,811)	(8,378,355)

Property, plant and equipment, net	$11,245,239	$16,998,142

Depreciation expense for the nine months ended September 30, 2019 amounted to $6,783,515. Depreciation expense for the year ended December 31, 2018 amounted to $3,902,271.

Note 7 – Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of non-patent technology, software and land use right. The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	September 30,	December 31,
	2019	2018
Land use right	$2,678,291	$2,779,403
Non-patent technology	430,042	446,278
Software	3,060,538	3,176,080
Total	6,168,871	6,401,761
Accumulated amortization	(2,319,160)	(1,702,119)

Intangible assets, net	$3,849,711	$4,699,642

The land use right with original cost of RMB18,117,700 (approximately $2,635,000) was judicially frozen by the court from October 11, 2018 has been released on January 9, 2020. Please refer to note 17 – Contingencies for more details.

Amortization expense for the nine months ended September 30, 2019 amounted to $706,094. Amortization expense for the year ended December 31, 2018 amounted to $897,079.

Estimated future amortization expense related to intangible assets held as of September 30, 2019:

Year
2020	$643,307
2021	643,307
2022	202,607
2023	55,706
2024	55,706
Thereafter	2,402,914
Total	$4,003,547

Note 8 – Accrued expenses and other payables

The components of accrued expenses and other payables are as follows:

	September 30,	December 31,
	2019	2018
Salary payable	$317,385	$1,209,823
Interest payable	310,438	287,134
Consultancy payable	1,537,329	1,889,068
Refundable deposit to customers	7,860,146	1,685,475
Other payables	3,195,572	3,247,495
	$13,220,870	$8,318,995

Other payables mainly consist of insurance payables, social security payables, accrued professional service fees and accrued service expenses for construction in progress.

Note 9 – Loans

Outstanding balances of loans consist of the following:

As of September 30, 2019	Balance	Maturity Date	Effective Interest Rate	Collateral/Guarantee
Haitong International Credit Company Limited	$5,512,821	January 10, 2020	8.6641%	See below
Total Short-term loan	5,512,821
Less: unamortized debt issuance costs	111,357
Loan due within one year, less unamortized debt issuance costs	$5,401,464

As of December 31, 2018	Balance	Maturity Date	Effective Interest Rate	Collateral/Guarantee
Hangzhou United Bank, Dingqiao Branch	$6,980,397	January 23, 2019	6.5250%	N/A
Total Short-term loan	6,980,397
Haitong International Credit Company Limited	13,205,128	January 10, 2020	8.6641%	See below
Total Loans	$20,185,525
Less: short-term loan and current portion of long-term loan	15,313,730
Less: unamortized debt issuance costs	242,784
Long-term loan - due over one year	$4,629,011

The loan borrowed from Haitong International Credit Company Limited was secured by all of the assets, rights, title, interests and benefits of HK Ebang Technology and was guaranteed by Mr. Hu, our controlling shareholder and executive director. Top Max Limited, principal shareholder of the Company, also mortgaged 48,061,530 of its shares for the loan.

Interest expense for the nine months ended September 30, 2019 amounted to $1,483,039. Interest expense for the year ended December 31, 2018 amounted to $921,047. As of September 30, 2019, the Company’s future loan obligations according to the terms of the loan agreement are as follows:

2020	$5,512,821
2021	-
2022	14,900,110
2023	-
2024	-
Thereafter	-
Total	$20,412,931

Note 10 – Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, Ebang International is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

The Company’s subsidiaries, Orient Plus, Power Ebang and Leader Forever, are incorporated in BVI and Under the current laws of BVI, Orient Plus, Power Ebang and Leader Forever are not subject to tax on income or capital gain, In addition, payments of dividend by these subsidiaries to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

HK Bite, HK Ebang Technology and HK Ebang Information are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits arising in or derived from Hong Kong up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000. HK Bite, HK Ebang Technology and HK Ebang Information did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

Ebang Hongfa, Ebang Hongling, Wuhan Ebang, Zhejiang Ebang, Ebang IT, Yunnan Ebang, Suzhou Yiquansheng, Hangzhou Dewang and Ebang Jusheng are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Zhejiang Ebang obtained the “high-tech enterprise” tax status in November 2017, which reduced its statutory income tax rate to 15% from November 2017 to November 2020. Hangzhou Dewang obtained the “high-tech enterprise” tax status in November 2018, which reduced its statutory income tax rate to 15% from November 2018 to November 2021. In addition, Ebang IT, was qualified as a software enterprise in 2018, and thus was entitled to a five-year tax holiday (full exemption for the first two years and a 50% reduction in the statutory income tax rate for the following three years) in 2018 until its software enterprise qualification ended in 2019.

Reconciliation of the differences between statutory income tax rate and the effective tax rate

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the nine months ended September 30, 2019 and for the year ended December 31, 2018 applicable to the PRC operations to income tax expenses is as follows:

	September 30,	December 31,
	2019	2018

PRC statutory income tax rate	25.00%	25.00%

Effect of expenses not deductible for tax purposes	(0.01)%	(0.39)%
Effect of additional deduction of research and development expense	3.50%	76.11%
Effect of income tax exemptions and reliefs	0.29%	23.18%
Effect of valuation allowance on deferred income tax assets	(20.97)%	(116.08)%
Others	(8.33)%	(16.06)%

Total	(0.52)%	(8.24)%

Significant components of the provision for income taxes are as follows:

	For the nine months ended	For the year ended
	September 30, 2019	December 31, 2018
Current income tax expense	$547,531	$2,208,496
Deferred tax benefit	(258,573)	(1,308,910)

Total	$288,958	$899,586

For the purpose of presentation in the consolidated balance sheets, deferred income tax assets and liabilities have been offset, and included in other assets on the accompanying consolidated balance sheets. Significant component of deferred tax assets and liabilities are as follows:

	September 30,	December 31,
	2019	2018

Provision for doubtful accounts	$241,567	$262,566
Net operating loss carryforward	81,018,908	47,917,066
Accrued expenses and others	306,417	291,296
	81,566,892	48,470,928
Less: Valuation allowance	(81,013,129)	(47,917,066)

Deferred tax assets	$553,763	$553,862

Intangible Assets	$289,215	$400,178
Revenue and expense	11,448	149,052
Deferred tax liabilities	$300,663	$549,230

Total	$253,100	$4,632

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

Uncertain tax positions

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authority has up to five years to conduct examinations of the tax filings of the Company’s PRC entities. Accordingly, the PRC subsidiaries’ tax years of 2014 through 2018 remain open to examination by the respective tax authorities. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2019, and December 31, 2018, the Company did not have any significant unrecognized uncertain tax positions.

Note 11 – Shareholders’ equity

Ebang International was established under the laws of the Cayman Islands on May 17, 2018. The authorized number of ordinary shares is 380,000,000 shares with a par value of HKD0.001 per ordinary share.

On May 17, 2018 and May 24, 2018, the Company issued a total of 60,056,829 common shares at HKD0.001 per share to its incorporator, Top Max Limited, for a consideration of $7,700.

On May 24, 2018, the Company issued 51,714,171 common shares at HKD0.001 per share to forty-five companies, with cash proceeds of $585,739 received as of December 31, 2018.

Note 12 – Operating leases

The Company entered into operating lease agreements for factory buildings, office spaces and employee dormitories including lease agreements with its related party, with various initial term expiration dates through 2022 and various renewal and termination options. None of the amounts disclosed below for these leases contains variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As the Company’s leases did not provide an implicit discount rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

As of September 30, 2019, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of $1,207,195 and the corresponding operating lease right-of-use assets of $1,449,827.

Also see Note 16 for related party operating lease commitments.

The following component of lease cost are included in the Company’s consolidated statements of operations and comprehensive loss:

For the nine months ended September 30, 2019

Operating lease cost	$496,707
Short-term lease cost	99,300
Total lease cost	$596,007

Rent expense for the year ended December 31, 2018 was $627,565.

Lease commitments

The Company’s maturity analysis of operating lease liabilities as of September 30, 2019 is as follows:

Operating
Leases
Remaining of 2019	$265,302
2020	617,241
2021	392,883
2022	-
2023	-
Thereafter	-
Total lease payment	1,275,426
Less imputed interest	(68,231)
Present value of operating lease liabilities	1,207,195
Less: current obligation	(840,610)
Long-term obligation at September 30, 2019	$366,585

Supplemental disclosure related to operating leases were as follows:

For the nine months ended September 30, 2019

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$805,430
Supplemental lease cash flow disclosure
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities during the nine months ended September 30, 2019	$741,563

Weighted average remaining lease term of operating leases	2.36 years
Weighted average discount rate of operating leases	6.5250%

Note 13 – Statutory reserves and restricted net assets

As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries.

PRC entities	September 30, 2019	December 31, 2018
Additional paid-in capital	$23,707,488	$23,707,488
Statutory reserves	10,623,934	10,512,527
Total restricted net assets	$34,331,422	$34,220,015

As of September 30, 2019 and December 31, 2018, total restricted net assets were $34,331,422 and $34,220,015, respectively.

Note 14 – Segment and revenue analysis

The Company operates in a single operating segment that includes the selling of bitcoin mining machines and related accessories, telecommunication products and providing management and maintenance services.

The following table summarizes the revenue generated from different revenue streams:

	For the nine months ended September 30,	For the year ended December 31,
	2019	2018
Revenue
Product sales – Bitcoin mining machines and related accessories	$38,531,709	$307,126,878
Product sales - Telecommunication	2,464,412	3,729,529
Service - Management and Maintenance	11,527,238	8,185,386

	$52,523,359	$319,041,793

The following table summarizes the revenues generated from different geographic region:

Geographic region	For the nine months ended September 30,	For the year ended December 31,
	2019	2018
Revenue
Mainland China	$43,453,456	$291,523,362
United States of America	-	6,713,837
Hong Kong	9,058,511	18,800,733
Other foreign countries	11,392	2,003,861

	$52,523,359	$319,041,793

Note 15 – Credit risk and major customers

Accounts receivable concentration of credit risk is as below:

	September 30,	December 31,
	2019	2018

Customer A	30%	33%
Customer B	20%	25%
Customer C	*	13%
Customer D	10%	*

*	Less than 10%

Note 16 – Related party transactions

a)	Related parties

Name of related parties	Relationship with the Company
Hong Kong Dewang Limited	wholly owned by Qianzheng Jian, father-in-low of Dong Hu, the chief executive officer
Zhejiang Wansi Computer Manufacturing Company Limited	wholly owned by Aiqun Jiang, spouse of Dong Hu, the chief executive officer
Shubo Qian	Brother-in-law of Dong Hu, the chief executive office

b)	Long-term loans from related party

	As of	As of
	September 30,	December 31,
	2019	2018

Hong Kong Dewang Limited	$14,900,110	$-

During the nine months ended September 30, 2019, the Company obtained loans in the amount of HKD116,220,860 ($14,850,000) from Hong Kong Dewang Limited with interest rate of 4.7500% per annum. The maturity dates of the loans existing as of September 30, 2019 ranged from June 5, 2022 to September 30, 2022. The principal and interests shall be repaid in full on the maturity date.

c)	Operating leases with related party:

	As of	As of
	September 30,	December 31,
	2019	2018

Operating lease right-of-use assets - related party	$47,788	$-
Operating lease liability - related party, current	$46,809	$-
Operating lease liability - related party, non-current	$9,759	$-

The Company leases office space from Zhejiang Wansi Computer Manufacturing Company Limited under non-cancelable operating lease agreements with lease terms ranging from two to three years. Lease expense from related party for the nine months ended September 30, 2019 and the year ended December 31, 2018 amounted to $22,884 and $37,198, respectively.

d)	Interest free loan from related party

During the nine months ended September 30, 2019, the Company borrowed $1,050,000 from Shubo Qian, a related party and fully repaid the loan in the same period. The loan is unsecured, non-interest bearing and payable on demand.

Note 17 – Contingencies

On July 16, 2018, Wangjing Technology (Suzhou) Co., Ltd. (“Wangjing Technology”) filed copyright infringement dispute against Zhejiang Ebang (the third defendant) among the other four defendants. On January 1, 2016, due to production and operation needs, Zhejiang Ebang entrusted the fourth defendant Suzhou Qiao Network Technology Co., Ltd. (“Suzhou Qiao”) to carry out technical development (involving products: embedded software for gateway). In the process of technical cooperation, the software developed by the fourth defendant Suzhou Qiao was charged for copyright infringement Zhejiang Ebang is thereby involved in the case. The plaintiff, Wangjing Technology sued the defendants in this case to jointly compensate the plaintiff for the economic losses and reasonable rights maintenance costs totaling RMB3 million. No judgment has been rendered in this case. Further, at this stage, the management of the Company, together with the trial counsel of this case, do not believe the possibility and magnitude of the outcomes of the aforementioned lawsuit can be reasonably estimated.

On September 3, 2018, one of our customers filed a civil action in the Hangzhou Intermediate People’s Court against us in relation to the sales orders placed by the customer in December 2017 for 500 units of mining machines, primarily alleging the failure of the products to meet advertised performance and product quality specifications. The plaintiff claimed damages totaling approximately RMB53.9 million and demanded rescission of the original purchase contract. On November 5, 2019, the Hangzhou Intermediate People’s Court ruled that we shall pay the plaintiff, within 10 days after the verdict becoming effective, liquidity damages and logistics expenses totaling RMB178,611 and rejected the plaintiff’s other requests. The Court has also forced to restrict cash amounted to RMB14,934,103 from the Company’s bank accounts for the period from September 18, 2018 to September 17, 2019. Hangzhou Intermediate People’s Court further extended the restriction cash in the amount of RMB79,822 till January 17, 2020 and the restriction cash in the amount of RMB13,319,900 till September 17, 2020. The land use right with original cost of RMB18,117,700 was also judicially frozen by the court from October 11, 2018 has been released on January 9, 2020. The plaintiff has filed an appeal, the result is still pending. Further, at this stage, the management of the Company, together with the trial counsel of this case, do not believe the possibility and magnitude of the outcomes of the aforementioned lawsuit can be reasonably estimated.

On January 29, 2019, we filed a civil action at the Hangzhou Intermediate People’s Court against one of our customers. The defendant had purchased from us, and we had delivered 90,000 units of mining machines for a total amount of RMB453.6 million pursuant to an executed sales contract. The defendant has paid RMB380 million, and we are seeking for the payment of the remaining balance of RMB73.6 million plus interest and legal expenses. On August 15, 2019, the defendant filed a counterclaim against us, primarily alleging incompletion of delivery of products, only 65,000 units out of 90,000 units of mining machines were delivered and accepted, and the defendant sought for the refund of the payment of the alleged undelivered products of 25,000 mining machines amounted to RMB52.4 million plus interest and legal expenses. Both claims are now under trial. Further, at this stage, the management of the Company, together with the trail counsel of this case, do not believe the possibility and magnitude of the outcomes of the aforementioned lawsuit can be reasonably estimated.

On March 18, 2019, we filed a civil action at the Baoshan Intermediate People’s Court against one of our customers. The defendant had purchased from us, and we had delivered 10,000 units of mining machines for a total amount of RMB50.4 million. The defendant has paid RMB20 million, and we are seeking the payment of the outstanding balance of RMB30.4 million. On September 23, 2019, the defendant filed a counterclaim against us, primarily alleging failure to deliver products of 10,000 units of mining machines, and sought for the refund of the payment of the alleged undelivered products amounted to RMB10 million plus interest and legal expenses. The case has been abated waiting for the verdict results of the undergoing action filed on January 29, 2019 and August 15, 2019, as discussed above. Further, at this stage, the management of the Company, together with the trail counsel of this case, do not believe the possibility and magnitude of the outcomes of the aforementioned lawsuit can be reasonably estimated.

On June 18, 2019, an affiliated entity of one of our customers filed a civil action with the Yuhang People’s District Court against us in relation to 56,000 units of mining machines we sold to the customer. The plaintiff sought for the cancellation of the underlying sales contract because the mining machines were not able to meet the requested performance specification. The plaintiff sought to return the 47,151 units of mining machines that are under the plaintiff’s custody, affirm the fact that the plaintiff has returned the rest 8,849 units of mining machines to us, and asked for damages totaling RMB1.0 million as well as all legal expenses in connection with the proceeding. We are currently undergoing trial for this action. Further, at this stage, the management of the Company, together with the trail counsel of this case, do not believe the possibility and magnitude of the outcomes of the aforementioned lawsuit can be reasonably estimated.

On June 24, 2019, one of our customers filed a civil action in the Hangzhou Intermediate People’s Court against us in relation to our sales of 80,000 units of mining machines amounted to RMB403.2 million pursuant to an executed sales contract. The plaintiff claimed that only 24,000 units out of the 80,000 units were received, and the remaining 56,000 units were still pending to be delivered. For the delivered 24,000 units of mining machines, the quality did not meet the plaintiff’s specification. The plaintiff sought to rescind the sales contract and supplementary contract, return the 24,000 units of mining machines, which cannot meet the agreed performance, and asked for the return of partial payment totaling RMB120.96 million under the sales contract and undertake the legal expenses. On November 22, 2019, we brought a counterclaim against the customer and the ultimate beneficial owner of the mining machines, alleging the counterclaim that we have delivered all 80,000 units of mining machines and sought for the remaining payment of RMB282.2 million plus interest, the lawsuit is currently under trial. Further, at this stage, the management of the Company, together with the trail counsel of this case, do not believe the possibility and magnitude of the outcomes of the aforementioned lawsuit can be reasonably estimated.

On November 19, 2019, we filed a civil action at the High Court of the Hong Kong Special Administrative Region, Court of First Instance against one of our suppliers, alleging breach of contract for delivering defective products and seeking damages in the total of $25.1 million plus interest and costs. Further, at this stage, the management of the Company, together with the trail counsel of this case, do not believe the possibility and magnitude of the outcomes of the aforementioned lawsuit can be reasonably estimated.

Note 18 – Subsequent events

The Company has evaluated subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission. Based on our evaluation, no other event has occurred requiring adjustment or disclosure in the notes to the consolidated financial statements, except the following:

On October 1, 2019, HK Ebang Technology has entered three-year loan agreement with Hong Kong Dewang Limited. The total loan amount is $2.78 million at interest rate of 4.75% per annum. The principal and interests shall be repaid on the mature date, September 30, 2022.

On January 8, 2020, HK Ebang Technology has entered three-year loan agreement with Hong Kong Dewang Limited. The total loan amount is $4.85 million at interest rate of 4.75% per annum. The principal and interests shall be repaid in full on the mature date, January 7, 2023.

On January 10, 2020, the Company has fully repaid loan from Haitong International Credit Company Limited.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against fraud or dishonesty.

Our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering provide that each officer or director of our company (but not auditors) shall be indemnified out of our assets against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person's own dishonesty or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering.

We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. We believe that our issuances of options to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Class of Securities	Number of Securities	Consideration (per share)

Craig Taylor Fulton	May 17, 2018	Ordinary shares	1	HK$0.001

Top Max Limited	May 17, 2018	Ordinary shares	1	HK$0.001

Top Max Limited, Tiptop Partner Limited, Top One Limited, Aureate Aries Limited, Enjoyor (Hong Kong) Company Limited, Strong 365 Limited, Best Communication Limited, Master Future Access Limited, Rising Delight Enterprises Limited, Zero To Billion Chain Limited, Tian Rui Investment Holdings Company Limited, Feli Holdings Limited, Century Technology Limited, Hz Qwang Limited, Qiansheng Of Technology Co., Ltd., Brain Holdings Co., Incorporated, Sharp Force Technology Limited, Grand Elec-tech Limited, Technology Source Limited, Vakker Limited, KMY Technology Limited, Broadsight Technologies Co., Ltd., Sophie.W Holdings Limited, Tong Yuan Investment Limited, Yijia Technology Limited, JuJian Limited, Decho Technology Limited, Maocity Limited, Howso Investment Limited, Opaige Limited, Tycoon Technology Limited, Cheng.W Limited, MOJF Limited, Three Apples Limited, Hongxing Technology Limited, Beijing Happy Brother Technology Limited, Yi Han Technology Limited, Wenguangxiao Limited, Hongchuang Limited, Feihang Limited, CCH King Holdings Limited, Hejian Technology Holdings Limited, Ruisheng Technology Limited, Cocolala Limited, Omlong Limited and Hong Kong Litian Technology Limited	May 24, 2018	Ordinary shares	60,056,828, 5,528,000, 5,040,000, 4,889,790, 4,000,000, 3,151,095, 3,168,000, 3,150,000, 2,773,000, 2,012,000, 1,196,500, 1,150,000, 1,080,000, 1,069,500, 1,000,000, 950,000, 918,000, 900,000, 700,000, 650,000, 647,000, 634,500, 458,885, 425,000, 397,565, 391,000, 368,760, 334,000, 325,000, 301,000, 300,000, 275,940, 248,000, 233,490, 227,745, 219,000, 218,611, 205,500, 200,000, 191,760, 162,225, 150,000, 143,595, 135,000, 77,000 and 1,117,710	HK$0.001

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibits Index beginning on page II-4 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBITS INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant (effective immediately prior to completion of this offering)
4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts
5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters (included in Exhibit 99.2)
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.2*	Form of Employment Agreement between the Registrant and each of its executive officers
21.1*	Significant Subsidiaries of the Registrant
23.1*	Consent of MaloneBailey, LLP, an independent registered public accounting firm
23.2*	Consent of Conyers Dill and Pearman (included in Exhibit 5.1)
23.3*	Consent of Jingtian & Gongcheng (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Jingtian & Gongcheng regarding certain PRC law matters
99.3*	Consent of Frost & Sullivan

*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of                   , People’s Republic of China, on                      , 2020.

Ebang International Holdings Inc.

By:
	Name:	Dong Hu
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of              and                 as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the ‘Shares’, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the ‘Registration Statement, to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman, Chief Executive Officer	, 2020
Name: Dong Hu	principal executive officer)

	(principal financial and accounting officer)	, 2020
Name:

	Director	, 2020
Name: Chunjuan Peng

	Director	, 2020
Name: Sufeng Wang

	Director	, 2020
Name: Hao Zhang

	Director	, 2020
Name: Hongyong Wang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Ebang International Holdings Inc., has signed this registration statement or amendment thereto in New York on                        , 2020.

Authorized U.S. Representative

By:
Name:
Title: